Filed Pursuant to Rule 424(b)(4)
Registration No. 333-85714
10,720,000 Shares

CTI Molecular Imaging, Inc.

Common Stock

        We are selling 10,000,000 shares of our common stock and the selling stockholders are selling 720,000 shares of our common stock. We will not receive any of the proceeds from the shares sold by the selling stockholders.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $17.00 per share. Our common stock has been listed for quotation on The Nasdaq Stock Market’s National Market under the symbol CTMI.

      The underwriters have an option to purchase a maximum of 1,608,000 additional shares from us and from certain selling stockholders to cover over-allotments of shares.

      Investing in our common stock involves risk. See “Risk Factors” on page 7.

		Underwriting	Proceeds to	Proceeds to
	Price to	Discounts and	CTI Molecular	Selling
	Public	Commissions	Imaging, Inc.	Stockholders

Per Share	$17.00	$1.25	$15.75	$15.75
Total	$182,240,000	$13,400,000	$157,500,000	$11,340,000

      Delivery of the shares of common stock will be made on or about June 26, 2002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Credit Suisse First Boston

Co-Lead Managers

U.S. Bancorp Piper Jaffray	Bear, Stearns & Co. Inc.

Banc of America Securities LLC	Wachovia Securities

The date of this prospectus is June 20, 2002.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF OUR CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Before
she ever feels a symptom

Before
her x-ray would show a shadow

Before
her CT could determine the nature of a mass

there are cancer cells with distinct molecular signatures

CTI

Molecular Imaging
with PET
...is the solution
PET
CT
PET/CT

ECAT® Scanners

PETNet Radiopharmacies

Detector Products

PowerSolutions Products and Services

RDS Cyclotrons

1983
First commercial high resolution ring scanner

1986
First self-shielded, negative ion cyclotron

1990
First 3-D high resolution PET that images human organs in a single frame

1995
First 3-D whole body PET scanner for cancer

1998
Invented the combined PET/CT

2000
Awarded Time Magazine's Medical Invention of the Year

INVENTIONS

1985
First PET scanner with block detectors

1990
First PET compound distribution center

1992
First to develop whole-body imaging capability

1999
First mobile PET

2001
Shipped the first full ring LSO scanner

Proven Track Record of Innovation

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until July 15, 2002 (25 days after the commencement of the offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      The following is a brief summary of selected contents of this prospectus. It does not contain all the information that may be important to you. You should read this entire prospectus, including our financial statements and the related notes, before making an investment decision. You should also carefully consider the information set forth under “Risk Factors.” For convenience in this prospectus, “CTI,” “we,” “us,” and “the Company” refer to CTI Molecular Imaging, Inc. and our consolidated subsidiaries, taken as a whole.

Our Company

      We are a leading manufacturer of positron emission tomography imaging equipment and related products used in the detection and treatment of cancer, cardiac disease and neurological disorders. Positron emission tomography, or PET, is a medical imaging technology that images the biology of disorders at the molecular level often before anatomic changes are visible or in some cases even before symptoms appear. This enables physicians to diagnose and treat a broad range of diseases earlier and more accurately than other medical imaging technologies that focus on anatomic abnormalities, or lesions. We also provide a comprehensive array of services that facilitate entry by health care providers into the business of PET imaging. We entered the PET business in 1983 and had consolidated revenues and net income of $124.0 million and $4.4 million, respectively, in fiscal 2000 and $188.9 million and $6.1 million, respectively, in fiscal 2001.

      The basis of PET imaging is the labeling of small, biologically important molecules, such as glucose, amino acids, pharmaceuticals or even water, with positron-emitting radionuclides that are injected into patients in minute amounts that do not disturb the normal biology of the patient. These injected materials, referred to as radiopharmaceuticals, migrate to metabolically active vital organs and diseased cells where they are detected by a PET scanner and converted into an image of the patient’s biologic activity. Due to their short half-lives, radiopharmaceuticals must be in readily available supply in order to make effective use of a PET scanner. Most clinically important radiopharmaceuticals are produced using a sophisticated piece of electronic equipment called a cyclotron. A user of PET can either acquire and operate a dedicated cyclotron or obtain radiopharmaceuticals from specialty pharmacy providers.

      Our business model emphasizes our exclusive focus on PET, our proprietary technology rights, our proven track record of technological innovation, and our ability to provide customers a comprehensive line of integrated PET products and services. Our comprehensive line of integrated PET products and services, which we refer to as our “total solution,” includes:

•	Scanners — Since our founding in 1983, we have been at the forefront of technological innovation involving PET scanners. For example, in 1992, we were the first to develop whole body imaging capability, which substantially increased PET applications for cancer detection. In 1998, we invented the combined PET/CT scanner and demonstrated the first clinical image using a PET/CT scanner. The PET/CT scanner, which combines PET and computed tomography, or CT, into one device, was named by TIME Magazine as the medical science “Invention of the Year” in 2000.

•	Detector Materials — We have exclusive worldwide rights until October 2008 to produce lutetium oxyorthosilicate, or LSO, for use as a detector material in PET scanners. Detector materials, such as LSO and bismuth germanate, or BGO, are used to detect the emission of positrons by the radiopharmaceuticals injected into patients prior to undergoing a PET scan. We expect our next generation of LSO-based PET scanners to dramatically reduce the length of time it takes to perform a PET scan, thereby significantly improving patient comfort and image quality. We are also a leading manufacturer of BGO, the most commonly used detector material in the current generation of PET scanners.

•	PETNet Radiopharmaceuticals — We operate the largest nationwide network of facilities that produce and distribute the highly specialized radiopharmaceuticals used in PET imaging. Through this network, we offer PET customers an alternative to installing and operating their own cyclotrons by allowing them to obtain local distribution of radiopharmaceuticals from one of 32 PETNet radiopharmacies located in major metropolitan areas. We are also pursuing the development of new radiopharmaceuticals to expand the utilization of PET scanners to new applications.

•	Cyclotrons — We manufacture cyclotrons for the production of radiopharmaceuticals at our PETNet radiopharmacies and for sale to hospitals and imaging centers that choose to manufacture radiopharmaceuticals for themselves. In 2001, we introduced a new high performance cyclotron with 50% more production capacity than our previous model, while maintaining our cost-effective self-shielded design.

•	Support Services — We provide our customers a variety of valuable services including marketing support, site planning, installation services, technical support and repair and maintenance for users of PET technology.

      We believe our ability to provide customers a “total solution” positions us to benefit significantly from the expected growth in demand for PET products and related services. A 2001 market analysis prepared by Frost & Sullivan, a marketing consulting firm, estimates that from 2000 to 2007 the U.S. installed base of dedicated PET scanners will grow at a compound annual growth rate of 38.7%, and the number of units shipped in the U.S. will grow at a compound annual growth rate of 22.0%. We expect this growth to be driven by:

•	the increasing number of PET procedures for which Medicare and private insurance reimbursement is available;

•	increasing recognition by physicians of the clinical advantages of PET and an increasing number of PET providers;

•	the expansion of PET applications beyond the diagnosis of disease and into the monitoring of disease therapy;

•	the discovery of additional clinical applications for PET;

•	the aging of the population and the growing number of patients with cancer, cardiac disease, neurological disorders and other diseases for which PET scans are performed;

•	technological innovations involving PET that shorten scan times and improve imaging capabilities, such as the next generation of LSO-based scanner and the combined PET/CT scanner; and

•	the increasing availability of the radiopharmaceuticals used in PET, as well as the development of new radiopharmaceuticals that extend PET technology to new applications.

Our Business Strategy

      Our overall goal is to expand and integrate PET into standard clinical practice by delivering an innovative “total solution” that supports the adoption and use of PET technology. We intend to enhance our position as the leading provider of integrated PET products and services and thereby capitalize on the anticipated growth of the molecular imaging market. To achieve this objective, we intend to pursue the following strategies:

•	increase overall utilization of PET technology by supporting efforts to expand reimbursement coverage of PET procedures, educating the medical community and patients regarding the clinical advantages of PET and developing new applications for PET technology;

•	continue offering customers a comprehensive line of integrated PET products and services to enhance our competitive advantage and to facilitate the entry of new providers into the PET imaging business;

•	expand our direct sales force and distribution network by adding sales representatives in major U.S. markets and by pursuing a multiple distributor strategy for our PET scanners;

•	continue to selectively build our network of PETNet radiopharmacies in markets where we are the “first mover” and can achieve operating efficiencies and provide superior customer service;

•	maintain our technological leadership through research and development focused on next generation PET scanners that utilize our exclusive LSO detector material technology to improve image quality and shorten scan times; and

•	develop new proprietary radiopharmaceuticals to expand the application of PET scanners to additional diseases and clinical procedures.

Our Relationship with Siemens

      In 1987, we entered into an agreement with Siemens Medical Solutions USA, Inc. in connection with the formation of CTI PET Systems, our subsidiary that develops and manufactures PET scanners. Our relationship with Siemens has provided us with important competitive advantages including access to its global distribution network and the ability to include our scanners in its product line. Pursuant to our agreement with Siemens, we own 50.1% of the outstanding capital stock of CTI PET Systems and Siemens owns the remaining 49.9%. The agreement also gives Siemens the right to designate two members of the five member board of directors of CTI PET Systems (we also have the right to designate two members) and the right to select the fifth director from a list of candidates that we submit to Siemens. We have also agreed that for so long as we and Siemens each own more than 20% of the outstanding capital stock of CTI PET Systems, our board of directors will nominate a representative of Siemens, chosen by Siemens, to serve as a member of our board of directors. Under our agreement with Siemens, Siemens has the right, when CTI PET Systems exceeds a cumulative unit sales threshold, to purchase from us for cash shares of CTI PET Systems common stock sufficient to bring Siemens’ aggregate ownership interest to 80% at a price to be negotiated at the time of exercise or, if the parties are unable to agree, through an appraisal process. Upon exercise of Siemens’ purchase right, we have a one-time right to defer the purchase for one year. We also have a corresponding right to require Siemens to purchase the same number of shares of CTI PET Systems common stock, with Siemens also having a one-year deferral right. For a more complete description of our relationship with Siemens, please refer to the information presented under the caption “Our Relationship with Siemens” in the section of this prospectus entitled “Business.”

Recent Developments

      In January 2002, Seiko Instruments, Inc. and S.I.E. Netherlands B.V., an affiliate of Seiko Instruments, Inc., agreed to sell an aggregate of 2,536,109 shares of our outstanding common stock back to us for approximately $11.9 million. We consummated this purchase on May 13, 2002.

Our Address

      Our principal executive offices are located at 810 Innovation Drive, Knoxville, Tennessee 37932, and our telephone number is (865) 218-2000. Our Internet address is www.cti-pet.com. The information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by us	10,000,000 shares

Common stock offered by the selling stockholders	720,000 shares

Common stock to be outstanding after this offering	40,824,961 shares

Use of proceeds	To expand manufacturing facilities, grow our PETNet distribution network, purchase capital equipment, repay indebtedness, redeem outstanding preferred stock, repurchase outstanding common stock and for general corporate purposes

Nasdaq National Market symbol	CTMI

      The number of shares of common stock to be outstanding after this offering is based on 32,016,926 shares outstanding as of May 14, 2002 and gives effect to our repurchase of 1,191,965 shares of outstanding common stock upon completion of this offering. The number of shares to be outstanding after this offering excludes:

•	76,000 shares issuable upon exercise of outstanding warrants at an exercise price of $6.56 per share;

•	4,957,728 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.70 per share;

•	a number of shares equal to $750,000 divided by the initial public offering price per share, which are issuable upon the exercise of outstanding stock options held by two independent directors who recently joined our board of directors; and

•	3,960,000 shares available for future issuance under our equity incentive plans.

      Except as otherwise noted, all information in this prospectus:

•	assumes the underwriters do not exercise their over-allotment option;

•	gives effect to the conversion of our outstanding shares of convertible redeemable preferred stock into 1,280,000 shares of common stock, which will occur upon the closing of this offering;

•	gives effect to our reincorporation in the State of Delaware, which occurred effective June 1, 2002; and

•	gives effect to a 1.6-for-one stock split with respect to our common stock, which occurred effective June 1, 2002.

Summary Consolidated Financial and Operating Data

(in thousands, except share, per share and operating data)

      The summary consolidated financial data presented below is derived from our consolidated financial statements included elsewhere in this prospectus. You should read this summary consolidated financial data together with our financial statements and the related notes and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Six Months Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Statements of Operations Data:
Revenues	$88,247	$124,026	$188,877	$75,313	$102,815
Gross margin	35,536	55,654	78,628	32,033	41,853
Selling, general and administrative expenses(1)	15,430	21,751	29,433	12,120	15,682
Research and development expenses(1)	10,605	14,845	18,985	7,720	9,453
Stock-based compensation expense	—	503	538	425	8,236

Income from operations	9,501	18,555	29,672	11,768	8,482
Warrant liability mark to market expense(2)	—	3,174	3,921	3,921	8,902
Interest expense, net	1,029	2,300	3,767	2,095	2,296
Other (income) expense	490	375	(428)	(291)	(394)

Income (loss) before income taxes and minority interest	7,982	12,706	22,412	6,043	(2,322)
Provision for income taxes	1,465	3,875	9,930	4,192	4,602

Income (loss) before minority interest	6,517	8,831	12,482	1,851	(6,924)
Minority interest expense	3,035	4,453	6,366	2,371	4,915

Net income (loss)	$3,482	$4,378	$6,116	$(520)	$(11,839)

Dividends on and accretion of preferred stocks	—	1,904	2,053	982	1,552

Net income (loss) attributable to common stockholders	$3,482	$2,474	$4,063	$(1,502)	$(13,391)

Earnings (loss) per common share:
Basic	$0.13	$0.10	$0.15	$(0.05)	$(0.48)
Diluted	$0.11	$0.09	$0.13	$(0.05)	$(0.48)
Weighted average shares outstanding:
Basic	27,269,253	25,243,051	27,860,086	27,598,738	28,121,253
Diluted	30,309,014	28,440,078	31,340,041	27,598,738	28,121,253

Other Operating Data (unaudited):
Scanners sold	40	61	88	32	49
Radiopharmaceutical doses sold(3)	12,700	29,100	64,600	24,900	53,650
Cash flows provided by (used in):
Operating activities	$107	$(10,647)	$(10,884)	$(465)	$2,562
Investing activities	(1,331)	(7,879)	(11,620)	(6,682)	(9,702)
Financing activities	6,584	14,774	22,777	5,999	6,874
Adjusted EBITDA(4)	11,261	22,465	35,103	14,272	20,174

(Footnotes included on the following page.)

     The pro forma balance sheet data below gives effect to our repurchase of 2,536,109 shares of outstanding common stock on May 13, 2002 for approximately $11.9 million. The pro forma as adjusted consolidated balance sheet data presented below gives further effect to the conversion of our outstanding convertible redeemable preferred stock into common stock upon completion of this offering and reflects our sale of 10,000,000 shares of common stock in this offering at the initial public offering price of $17.00 per share and our application of the estimated net proceeds therefrom in the manner described in the section of this prospectus entitled “Use of Proceeds.”

	As of March 31, 2002

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,444	$1,444	$109,549
Total assets	234,136	234,136	342,241
Long-term debt and capital lease obligations	91,595	103,483	66,483
Redeemable preferred stock	8,023	8,023	—
Convertible redeemable preferred stock	5,860	5,860	—
Stockholders’ equity	39,081	27,193	186,181

(1)	Excludes stock-based compensation expense as follows:

				Six Months
	Year Ended September 30,			Ended March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Cost of revenues	$—	$—	$—	$—	$18
Selling, general and administrative expenses	—	503	533	420	8,134
Research and development expenses	—	—	5	5	84

	$—	$503	$538	$425	$8,236

(2)	We make periodic mark to market adjustments to reflect the fair value of warrants with put rights. All warrants with put rights were exercised on March 29, 2002 and the put feature was eliminated on March 31, 2002.
(3)	Excludes doses sold to hosts and doses sold by unconsolidated joint ventures. Hosts are the academic and healthcare institutions that own cyclotrons and have entered into contractual relationships with us allowing us to operate the cyclotrons and distribute FDG to the hosts as well as to third parties. Some of the host agreements allow for the hosts to pay a flat fee for the doses received from PETNet and therefore are not always delivered or billed on a per dose basis.
(4)	When we refer to adjusted EBITDA, we mean net earnings or loss before minority interest, interest expense (net), income taxes, depreciation, amortization and all non-cash charges. We have included adjusted EBITDA because we generally consider it to be a good indicator of our ability to generate cash flow in order to liquidate our liabilities and reinvest in our company. Adjusted EBITDA is not a measurement of financial performance under accounting principles generally accepted in the U.S. and should not be considered a substitute for net income or loss as a measure of performance, or to cash flow as a measure of liquidity. Investors should note that this calculation of adjusted EBITDA might differ from similarly titled measures for other companies. A reconciliation of net income under generally accepted accounting principles to adjusted EBITDA is as follows:

				Six Months Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Net income (loss)	$3,482	$4,378	$6,116	$(520)	$(11,839)
Minority interest expense	3,035	4,453	6,366	2,371	4,915
Interest expense, net	1,029	2,300	3,767	2,095	2,296
Provision for income taxes	1,465	3,875	9,930	4,192	4,602
Depreciation and amortization	2,250	3,782	4,465	1,788	3,062
Warrant liability mark to market expense	—	3,174	3,921	3,921	8,902
Stock-based compensation expense	—	503	538	425	8,236

Adjusted EBITDA	$11,261	$22,465	$35,103	$14,272	$20,174

RISK FACTORS

      You should carefully consider the risks described below, together with all the other information included in this prospectus, before making a decision to buy our common stock. If any of the following risks actually materialize, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties presently not known to us or that we currently deem immaterial may also harm our business.

Risks Related to Our Business and Industry

We face intense competition, including competition from competitors with greater resources, which may place pressure on our pricing and otherwise make it difficult for us to compete effectively in the molecular imaging market.

      The market for molecular imaging equipment and related products and services is intensely competitive and is affected significantly by new product introductions, aggressive pricing strategies of competitors and other marketing activities of industry participants. We compete directly with a number of other companies in the molecular imaging equipment market including GE Medical Systems and Philips Medical Systems. In our radiopharmaceutical business, we compete with for-profit corporations such as Amersham PLC, Syncor International Corporation and ION Beam Applications s.a. (and its subsidiary, Eastern Isotopes) as well as regional pharmacies and universities. The intense and increasing level of competition in the market for radiopharmaceuticals and the generic nature of the radiopharmaceuticals currently in production has caused and may continue to cause downward pressure on pricing. Many of our competitors are significantly larger than us and enjoy competitive advantages over us, including:

•	significantly greater name recognition;

•	better established distribution networks and relationships with health care providers, group purchasing entities and third-party payors;

•	additional lines of products and the ability to offer rebates, provide upgrades to previously installed machines or bundle products in order to offer discounts or incentives;

•	greater ability to finance capital equipment sales for their customers; and

•	greater resources for product development, sales and marketing and patent prosecution and litigation.

      Our competitors have developed and will continue to develop new products that compete directly with our products. In addition, our competitors spend significantly greater funds for the research, development, promotion and sale of new and existing products. These resources can allow them to respond more quickly to new or emerging technologies and changes in customer requirements. For the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

If third-party payors do not provide adequate levels of coverage or reimbursement for procedures conducted with our products, health care providers may be reluctant to use and purchase our products.

      Sales of some of our products indirectly depend on whether coverage and adequate reimbursement is available for procedures conducted with our products from third-party health care payors, such as Medicare, Medicaid, private insurance plans, health maintenance organizations and preferred provider organizations. The availability of such reimbursement affects our customers’ decisions to purchase capital equipment. Third-party payors are increasingly challenging the pricing of medical procedures or limiting or denying reimbursement for specific services or devices, and we cannot assure you that reimbursement levels will be sufficient to enable us to maintain or increase sales and price levels for our products. Without adequate coverage and reimbursement from third-party payors, the market for our products may be limited.

      Medicare reimbursement rates are established by the U.S. Department for Health and Human Services’ Centers for Medicare and Medicaid Services (CMS), the government agency that administers Medicare and Medicaid. From time to time, CMS adjusts the reimbursement rates for medical procedures to reflect the costs incurred by health care providers to perform the procedures. In connection with one of these routine adjustments, which was not specific to our products, CMS recently decreased the reimbursement rate for certain common hospital outpatient PET procedures. Based on our experience, this adjustment decreased the average reimbursement rate for these procedures from $2,331 to $1,764. In the future, Medicare reimbursement rates for these and other PET applications may be subject to reevaluation by CMS and could be subject to further adjustments.

      Today there is no standard reimbursement rate for PET procedures among private third-party payors such as indemnity insurers, health maintenance organizations and preferred provider organizations. In our experience, private payors typically reimburse health care providers for PET procedures at approximately the same rate as Medicare. However, the reimbursement rates offered by private payors are market driven and are therefore subject to market conditions. For example, in markets with significant competition among health care providers, the reimbursement rates can be driven downward due to competitive contracting between third-party payors and health care providers. The reimbursement rates offered by private payors for procedures conducted with our products could be negatively impacted by market conditions or by a decrease in Medicare reimbursement rates.

      Moreover, we cannot assure you that additional procedures using our products will qualify for reimbursement from third-party payors in the U.S. or in foreign countries. If additional PET procedures are not approved for reimbursement in a manner consistent with our expectations and assumptions, our business may not grow as much or as fast as we expect it to grow.

Proposals to reform the health care industry may adversely affect demand for our products.

      The U.S. government has in the past, and may in the future, consider health care policies intended to curb rising health care costs. State governments, as well as a number of foreign governments, have also considered or adopted such policies. These policies include rationing of government-funded reimbursement for health care services and imposing price controls on medical products and services. Significant changes in the health care systems in the U.S. or elsewhere would likely have a significant impact on the demand for our products and services. We are unable to predict what health care reform legislation or regulation, if any, will be proposed or enacted in the U.S. or elsewhere, or what effect any such legislation or regulation would have on our business.

If Siemens exercises its option to purchase a majority interest in our subsidiary, CTI PET Systems, Siemens will acquire a large portion of our revenues, operations and assets.

      For the fiscal year ended September 30, 2001 and for the six months ended March 31, 2002, approximately 70.7% and 69.3%, respectively, of our consolidated revenues, and 57.3% and 55.6%, respectively, of our gross revenues before intercompany eliminations, were derived from the sale of PET equipment manufactured by our 50.1% owned subsidiary, CTI PET Systems. Siemens Medical Solutions USA, Inc. owns the remaining 49.9% of CTI PET Systems pursuant to a joint venture agreement that we entered into with Siemens in 1987. According to this joint venture agreement, Siemens has an option to acquire from us for cash up to an 80% interest in CTI PET Systems if and when CTI PET Systems achieves specified unit sales volumes. Siemens’ right to exercise this option is contingent upon CTI PET Systems selling, during the year preceding exercise, in excess of the cumulative total number of units specified in the “Siemens minima plus 20% plan” attached to the joint venture agreement. The “Siemens minima plus 20% plan” provides for annual increases in the cumulative total number of units sold by CTI PET Systems beginning on December 9, 1987. As of March 31, 2002, the cumulative total number of units sold by CTI PET Systems was 425. By the end of 2002, CTI PET Systems would need to have sold a cumulative total of 907 units to achieve the required cumulative sales level for the option to be exercisable. After 2002, the cumulative unit sales requirement increases by 74 units each year. It is impossible to state definitively when the option will become exercisable; however, we currently believe that the specified sales volumes are not likely to be met before 2005. Once these sales volumes are achieved, we have the right to defer the exercise of the option for an additional year. If Siemens exercises its option and increases its ownership interest in CTI PET Systems to 80%, Siemens could use that controlling ownership interest to cause CTI PET Systems to engage in a transaction the effect of which would be a purchase by Siemens of our remaining 20% ownership interest in CTI PET Systems. Accordingly, the Siemens option effectively gives Siemens the ability to acquire 100% of CTI PET Systems.

      In any event, we would continue to have a right to distribute PET and PET/CT products manufactured by CTI PET Systems until at least 2010 pursuant to the terms of a distribution agreement between us and CTI PET Systems. The joint venture agreement also contains cross covenants not to compete which prohibit the parties to the joint venture agreement from participating in or owning an interest in any business engaged in the manufacture, development or sale of products that compete with the products offered by CTI PET Systems currently and for a period of three years following the closing of the exercise of the Siemens’ option.

      The exercise of the Siemens option would eliminate a large portion of our revenues, operations and assets, including some valuable employees and intellectual property assets relating to the manufacture and development of PET scanners. As of March 31, 2002, approximately 43% of our total assets were attributable to CTI PET Systems. Accordingly, if we fail to further diversify our business beyond that which is conducted by CTI PET Systems, or if we fail to deploy effectively the option exercise proceeds received from Siemens, the exercise of the Siemens option could have a material adverse effect on our business. In addition, the existence of the Siemens option, even if not exercised, could negatively impact the market price of our common stock and limit our ability to enter into transactions or business relationships with companies that have competitive PET products. Further, we cannot assure you that the proceeds received upon exercise of the option will adequately compensate us for the loss of control of CTI PET Systems.

If we cannot develop CTI as a recognized distributor of ECAT® scanners, we will be unable to compete effectively as a distributor of scanners.

      Prior to April 2001, all of CTI PET Systems’ ECAT® scanners were sold with the name Siemens located on the face of the system. As a result, CTI is not recognized widely in the PET industry as a distributor of ECAT® scanners. Pursuant to our distribution agreement with CTI PET Systems, the CTI name and logo will now appear on the face of each ECAT® scanner sold directly by us. From April 1, 2001 through March 31, 2002, approximately 9% of the PET scanners sold by CTI PET Systems were sold by us in our capacity as a direct distributor. If we are unable to quickly develop awareness in the market of the CTI name, brand and logo, our ability to compete as a distributor of scanners will be limited and our revenues, financial condition and future growth will suffer.

If we fail to effectively expand our sales and marketing team, we will be unable to compete effectively as a distributor of scanners.

      From 1987 through April 2001, Siemens was the exclusive distributor of scanners manufactured by CTI PET Systems. In April 2001, CTI PET Systems implemented a new multiple distributor strategy pursuant to which we began distributing CTI PET Systems’ products directly. In order for us to compete as a distributor, we must further develop and expand our sales and marketing efforts. Due to our limited resources and narrower diagnostic imaging product line, our sales and marketing team will be substantially smaller than those maintained by our competitors. Also, the products manufactured by CTI PET Systems require a complex marketing and sales effort targeted at health care professionals, hospitals and other participants in the health care industry. As a result, we will face significant challenges and risks in hiring, training, managing and retaining quality sales and marketing personnel. If we are unable to hire sufficient personnel to expand our sales and marketing team or if we are unable to deploy our limited resources to develop a competitive sales and marketing campaign, we may be unable to compete effectively as a distributor of scanners.

Since we use distributors to sell our scanners, our future growth could suffer if our existing distributors do not continue to purchase scanners from us or if we are unable to expand our network of distributors.

      Our ability to reach our overall sales goals for scanners is dependent upon the sales and marketing efforts of our existing and future third-party distributors, including Siemens and Hitachi Medical Systems America. For example, for the year ended September 30, 2001 and the six months ended March 31, 2002, sales through Siemens constituted 63.9% and 53.0%, respectively, of our consolidated revenues. If we fail to sell a large volume of our scanners through distributors, we could experience a decline in overall sales. None of our current scanner distributors is obligated to continue selling, or commit the necessary resources to effectively market and sell, our scanner products. In our role as a direct distributor of our scanner products, we have entered into sub-distribution agreements with third parties to distribute our scanners outside of the U.S. If these sub-distributors fail to successfully distribute scanners outside of the U.S., or if we are unable to expand our direct distribution network, we may be unable to compete effectively in foreign markets.

If we are unable to develop new generations of products and enhancements to existing products, we may be unable to attract or retain customers.

      Our success is dependent upon the successful development, introduction and commercialization of new generations of products and enhancements to existing products. Our products are technologically complex and must keep pace with technological change, comply with evolving industry standards and compete effectively with new product introductions of our competitors. Accordingly, many of our products require significant planning, design, development and testing at the technological, product and manufacturing process levels. These activities require significant capital commitments and investments on our part.

      Our ability to successfully develop and introduce new products and product enhancements, and the associated costs, are also affected by our ability to:

•	properly identify customer needs;

•	prove feasibility of new products;

•	limit the time required from proof of feasibility to routine production;

•	limit the timing and cost of regulatory approvals;

•	price our products competitively;

•	manufacture and deliver our products in sufficient volumes on time, and accurately predict and control costs associated with manufacturing, installation, warranty and maintenance of the products;

•	manage customer acceptance and payment for products;

•	limit customer demands for retrofits of both new and old products; and

•	anticipate and compete successfully with competitors’ efforts.

      We cannot be sure that we will be able to successfully develop, manufacture and phase in new products or product enhancements. Without the successful introduction of new products and product enhancements, we may be unable to attract and retain customers and our revenue and operating results will suffer. In addition, even if customers accept new products or product enhancements, the revenues from such products may not be sufficient to offset the significant costs associated with making such products available to customers. Also, announcements of new products or product enhancements may cause customers to delay or cancel their purchasing decisions in anticipation of such products.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.

      We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements, and other contractual restrictions to protect our proprietary technology and other intellectual property rights. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage based on our intellectual property. For example, our patents may be challenged, invalidated or circumvented by third parties. As of April 30, 2002 we have 24 issued U.S. patents and 17 patent applications pending before the U.S. Patent and Trademark Office. We also have patents issued and pending in Europe, Canada and Japan. We have no assurance that our patent applications will result in issued patents or that they will be issued in a form that will be advantageous to us. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. Litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and substantial diversion of management attention. If our intellectual property is not adequately protected, our competitors could use our intellectual property to enhance their products. This could harm our competitive position, decrease our market share or otherwise harm our business.

      The prosecution and enforcement of copyrights and patents relating to software and other technology licensed or sold to us by third parties is not within our control, and without this software and technology, we may be unable to manufacture our products or maintain our technological advantage. For example, we license Siemens’ syngoTM software which is an important component of our PET/CT systems. Also, we license the exclusive right to use lutetium oxyorthosilicate, or LSO, technology from the owner of the LSO patent until such time as the LSO patent expires in October 2008. If the third-party suppliers of this software and technology fail to protect their patents or copyrights or if this technology and software is found to infringe on the rights of another party, the functionality of our products could suffer and our ability to bring new and existing products to market could be delayed. In the case of LSO, the expiration of, or the failure to protect, the LSO patent could result in our competitors gaining access to the LSO technology for use in their molecular imaging products thereby eliminating one of our important competitive advantages.

      Currently, 13 of our issued patents are held in the name of CTI PET Systems. If Siemens exercises its right to purchase a majority interest in CTI PET Systems, there is no guarantee that we will have the right to license or otherwise use the technology underlying these patents or other intellectual property that is proprietary to CTI PET Systems such as manufacturing know-how. Our inability to access or use this technology could harm our business and financial condition.

Our operating results would suffer if we were subject to a protracted infringement claim or a significant damage award.

      Substantial intellectual property litigation and threats of litigation exist in our industry. We expect that molecular imaging products may become increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products increases. Educational institutions or other medical device companies may claim that we infringe their intellectual property rights. Any claims, with or without merit, could have the following negative consequences:

•	costly litigation and damage awards;

•	diversion of management attention and resources;

•	product shipment delays or suspensions; and

•	the need to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all.

      A successful claim of infringement against us could result in a substantial damage award, and could materially harm our financial condition. Our failure or inability to license the infringed or similar technology could prevent us from selling our products and adversely affect our business and financial results.

If we fail to obtain or maintain necessary FDA clearances for our medical device products or similar clearances in non-U.S. markets, or if such clearances are delayed, we will be unable to commercially distribute and market our products.

      Our products are medical devices that are subject to extensive regulation in the U.S. and in foreign countries where we do business. Unless an exemption applies, each medical device that we wish to market in the U.S. must first receive clearance from the U.S. Food and Drug Administration (FDA), which is referred to as 510(k) clearance, which can be a lengthy and expensive process. The FDA’s 510(k) clearance process for our devices usually takes four to twelve months from the date the application is submitted, but may take longer. Although we have obtained 510(k) clearance for our current products, our 510(k) clearance can be revoked if safety or effectiveness problems develop. We expect that our products currently under development will require 510(k) clearance. We may not be able to obtain additional clearances in a timely fashion, or at all. Delays in obtaining clearance or the revocation of existing clearances could adversely affect our revenues and profitability.

      In addition to clearance requirements, our medical device products are subject to other rigorous FDA regulatory requirements, including Quality System Regulation requirements, labeling and promotional requirements and medical device adverse event reporting requirements. Our failure to satisfy these requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA’s refusal to grant future clearances, withdrawals or suspensions of current product applications, and criminal prosecution. Any of these actions could have a material adverse effect on our business, financial condition, and results of operations.

      In many foreign countries in which we market our products, we are subject to regulations affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of these regulations are similar to those of the FDA. In addition, in many countries the national health or social security organizations require our products to be qualified before procedures performed using our products become eligible for reimbursement. Failure to receive, or delays in the receipt of, relevant foreign qualifications could have a material adverse effect on our business, financial condition and results of operations. Due to the movement towards harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide single regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted. Adapting our business to changing regulation systems could have a material adverse effect on our business, financial condition and results of operations.

      The FDA and similar governmental authorities in other countries have the authority to require the recall or related remedies of our products in the event of material deficiencies or defects in design or manufacture. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects. Any recall of product would divert management and financial resources and harm our reputation with customers.

Modifications to our marketed devices may require new FDA 510(k) clearance or require us to cease marketing or recall the modified devices until these clearances are obtained.

      Any modification to an FDA-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new FDA 510(k) clearance. The FDA requires every manufacturer to make this determination, but the FDA can review any such decision. We may make additional modifications to our products after they have received clearance, and in appropriate circumstances, determine that new clearance is unnecessary. The FDA may not agree with our decision not to seek new clearance. If the FDA requires that we seek 510(k) clearance for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance. Also, in some circumstances, such as the FDA’s disagreement with our decision not to seek new clearance, we may be subject to significant regulatory fines or penalties.

Proposed FDA regulations could impact our radiopharmaceutical development and manufacturing procedures in the future.

      Our PET drug products currently are manufactured and sold through our PETNet radiopharmacies, each of which operates under an applicable state pharmacy license and compounds PET drug products in response to the order of a licensed physician. The FDA traditionally has deferred regulation of the compounding of PET drugs and other radiopharmaceuticals in response to the order of a licensed physician to state and local authorities responsible for regulating the practices of medicine and pharmacy. FDA in the past generally has not subjected such compounded PET drug products to new drug approval procedures and current good manufacturing practice requirements.

      The Food and Drug Administration Modernization Act of 1997 (the “1997 Act”), however, amended the Federal Food, Drug, and Cosmetic Act to provide a new framework for FDA regulation of PET drug products. The 1997 Act states that FDA can require new drug applications or abbreviated new drug applications and adherence to current good manufacturing practice requirements for PET drug products (under the Federal Food, Drug and Cosmetic Act) two years after the agency finalizes appropriate new drug approval procedures and current good manufacturing practice requirements. FDA has issued specific approval procedures for some PET drug products for specific indications for use, including F-18-fluorodeoxyglucose, or FDG, the PET drug product principally produced and distributed by our PETNet radiopharmacies. Because the 1997 Act prohibits FDA from requiring new drug applications or abbreviated new drug applications for PET drug products until two years after the agency finalizes appropriate new drug approval procedures and current good manufacturing practice requirements for PET drug products, the submissions and FDA approval of such applications before these time periods expire is voluntary. FDA has not yet addressed the procedures for approval of other PET drug products and of new indications for approved PET drug products. FDA has said, however, that it expects the standards for determining the safety and effectiveness set forth in FDA regulations for in vivo radiopharmaceuticals used for diagnosis and monitoring to apply to PET drug products. FDA has only recently issued preliminary draft proposed regulations for the current good manufacturing practice requirements.

      Under the 1997 Act, FDA cannot require new drug application or abbreviated new drug application approval for any PET drug product that complies with the PET compounding standards and the official monographs of the United States Pharmacopoeia until two years after the issuance of final current good manufacturing practice regulations and appropriate procedures for the approval of the specific PET drug product, whichever occurs later. The public comment period for the preliminary draft proposed current good manufacturing practice regulations closes on June 5, 2002, after which FDA has said it intends to issue a proposed rule with an additional period for public comment before issuing the final current good manufacturing practice regulations for PET drugs. It is not possible to predict when FDA will finalize these regulations, but we expect that this will not take place before October 2002. If so, FDA authority and the proposed new drug approval procedures and current good manufacturing practice requirements would not take effect before October 2004.

      Once the requirements take effect, we could incur significant costs and spend considerable time obtaining FDA approval for newly developed radiopharmaceuticals or new indications for existing radiopharmaceuticals. Such additional costs and time spent to obtain any required FDA approval could have a material adverse effect on our business, financial condition, and results of operations. With regard to FDA’s proposed current good manufacturing practice requirements for PET drug products, we cannot predict with certainty the precise effects that these requirements might have on our business, financial condition, and results of operations.

Our scanners, cyclotrons and radiopharmaceutical business require the use of radioactive materials which subjects us to regulation, related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

      Our scanners, cyclotrons and radiopharmaceutical business require the use of radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials presents the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. Outside of the U.S. we are also subject to radiation regulations that vary from country to country and sometimes vary within a given country. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply in all material respects with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. Although we currently maintain insurance coverage for these risks, in the event of an accident, we could be held liable for any damages that exceed the limits or fall outside the coverage of our insurance. We may not be able to continue maintaining insurance against these risks on acceptable terms, or at all. We could incur significant costs and diversion of management attention in order to comply with current or future environmental, health and safety laws and regulations.

Product liability suits against us could result in expensive and time-consuming litigation, payment of substantial damages, increases in our insurance rates and decreased market acceptance of our products.

      The sale and use of our products could lead to the filing of product liability claims if someone were to allege injury from the use of one of our devices or radiopharmaceuticals or allege that one of our devices or radiopharmaceuticals failed to detect a targeted disorder. A product liability claim could result in substantial damages and be costly and time-consuming to defend. We cannot assure you that our product liability insurance will be sufficient to protect us from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing insurance coverage in the future. Product liability claims could also adversely affect the marketability of our products and our reputation.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

      Our revenues and operating results have varied from quarter to quarter in the past and may continue to fluctuate in the future. The following are among the factors that could cause our operating results to fluctuate significantly from quarter to quarter:

•	the budget cycles of our customers;

•	the size and timing of specific sales and any collection delays or defaults related to those sales;

•	changes in the relative contribution to our revenue from our various products;

•	the seasonality of capital equipment sales, with the fourth fiscal quarter traditionally being the highest;

•	product and price competition;

•	the timing, market acceptance and development costs of new product introductions and product enhancements by us or our competitors;

•	the length of our sales cycle;

•	the timing of hiring and the timing of incentive compensation for our sales and marketing personnel;

•	a downturn in general economic conditions; and

•	the loss of key sales personnel or distributors.

      Many of these factors are beyond our control, and you should not rely on our results of operations for prior periods as an indication of our expected results in any future period. If our revenues vary significantly from quarter to quarter, our business could be difficult to manage and our quarterly results could fall below expectations of investors and stock market analysts, which could cause our stock price to decline.

If we are unable to provide the significant education and training required for the health care market to accept our products, our business will suffer.

      In order to achieve market acceptance for our products, we are often required to educate physicians about the use of a new procedure and convince health care payors that the benefits of the product outweigh its costs. The timing of our competitors’ introduction of products and the market acceptance of their products may also make this process more difficult. We cannot be sure that any future products we develop will gain any significant market acceptance among physicians, patients and health care payors.

We expect to incur substantial expenses in the future to develop new technology and to expand our business and, as a result, we may not be able to generate sufficient revenues to maintain profitability.

      We are currently in the early stages of incorporating the new LSO detector material technology into our PET and PET/CT scanners. We will incur significant expenses over the next several years in order to further develop this new LSO detector material technology. In addition, we anticipate that our expenses will also increase substantially in the foreseeable future as we:

•	continue to invest in research and development to enhance our products and develop new technologies;

•	develop additional applications for our current technology;

•	increase our marketing and selling activities;

•	continue to increase the size and number of locations of our customer support organization, including international expansion;

•	continue to expand our network of PETNet radiopharmacies in the U.S. and internationally;

•	develop additional manufacturing capabilities and infrastructure; and

•	hire additional management and other personnel to keep pace with our growth.

      As a result of these increased expenses, we will need to generate significantly higher revenues to maintain profitability. We cannot be certain that we will maintain profitability in the future. If we do not maintain profitability, the market price of our common stock may decline substantially.

We are subject to risks associated with international operations.

      We conduct business globally. International sales accounted for approximately 57%, 25% and 23% of sales in fiscal years 1999, 2000 and 2001, respectively. International sales have decreased overall from $50.2 million in 1999 to $44.2 million in 2001, while U.S. sales have increased from $38.1 million to $144.7 million. During this period our sales in the U.S. have grown rapidly as a result of a significant expansion in the U.S. market for PET products and services and our expanded product line. We intend to expand our presence in international markets, and we cannot assure you that we will compete successfully in international markets or meet the service and support needs of foreign customers. Our future results could be harmed by a variety of factors, including:

•	difficulties in enforcing agreements and collecting receivables through the legal systems of foreign countries;

•	the longer payment cycles associated with many foreign customers;

•	the possibility that foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade;

•	fluctuations in exchange rates, which may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment is made in local currency;

•	our ability to obtain U.S. export licenses and other required export or import licenses or approvals;

•	changes in the political, regulatory or economic conditions in a country or region; and

•	difficulties protecting our intellectual property in foreign countries.

Our production and manufacturing capabilities may not be sufficient to meet the expected future demand for our products and services.

      If we are unable to increase our production and manufacturing capabilities, we may be unable to meet the expected future demand for our products. In order to produce a sufficient supply of products using our technology, we must improve and expand our current manufacturing facilities and processes. We may experience quality problems, substantial costs and unexpected delays in our efforts to upgrade and expand our manufacturing capabilities. If we fail to obtain the necessary capital to expand our manufacturing facilities or if we incur delays due to quality problems or other unexpected events, we will be unable to produce a sufficient supply of products necessary to meet our future growth expectations.

If we lose or experience a deterioration in our relationship with any supplier of key product components, or if key components are otherwise not available in sufficient quantities, our manufacturing could be delayed.

      We contract with third parties for the supply of some of the components and materials used in our products. For example, we obtain a significant portion of the raw materials needed to manufacture our LSO detector material from a single source. Isotopically enriched water, which is necessary for the development of our radiopharmaceuticals, is only available from a limited number of sources. Further, a single supplier manufactures a substantial amount of our LSO detector requirements. Some of our suppliers are not obligated to continue to supply us. For some of these materials and components, relatively few alternative sources of supply exist. In addition, the lead time involved in the manufacturing of some of these components can be lengthy. If these suppliers become unwilling or unable to supply us with our requirements, it may be difficult to establish additional or replacement suppliers in a timely manner, if at all. This would cause our product sales to be disrupted and our revenues and operating results to suffer.

      Replacement or alternative sources might not be readily obtainable due to regulatory requirements and other complexities of our manufacturing operations and requirements. Incorporation of components from a new supplier into our products may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. This process may take a substantial period of time, and we may be unable to obtain the necessary regulatory clearance or approval. This could also create supply disruptions that would harm our product sales and operating results.

We depend on certain key executives, the loss of whom could disrupt our operations, cause us to incur additional expenses and impede our ability to expand our operations.

      Our success is dependent upon the efforts and abilities of our key management, particularly Terry Douglass, Ph.D., our Chairman and President, Ronald Nutt, Ph.D., our Senior Vice President and Technology Director and the President of CTI PET Systems, David Gill, our Senior Vice President and Chief Financial Officer, Mark Rhoads, the President and Chief Executive Officer of PETNet Pharmaceuticals, Inc., Fred Stuvek, Jr., our Senior Vice President of Marketing and Sales, and Michael Templin, the Vice President of Finance and Chief Financial Officer for CTI PET Systems. It would be costly, time consuming and difficult to find suitable replacements for these individuals. The need to find replacements, combined with the temporary loss of the services of these key executives, could also materially disrupt our operations and impede our growth by diverting management attention away from our core business and growth strategies.

Our success will depend on our ability to attract and retain key personnel and scientific staff.

      We believe our future success will depend upon our ability to successfully manage our growth, including attracting and retaining scientists, engineers, nuclear pharmacists and other highly skilled personnel. Our employees may terminate their employment with us at any time and are not subject to employment contracts. Hiring qualified management and technical personnel will be difficult due to the limited number of qualified candidates. Competition for these types of employees is intense in the molecular imaging field. We have in the past experienced difficulty in recruiting qualified personnel. If we fail to attract and retain personnel, particularly management, sales and marketing and technical personnel, we may not be able to execute on our business plan successfully.

Our costs could substantially increase if we receive a significant number of warranty claims.

      We generally warrant each of our products against defects in materials and workmanship for a period of twelve months from the acceptance of our product by a customer or eighteen months from the date of shipment to a distributor. Further, we have entered into long term service agreements with certain customers pursuant to which we have agreed to provide all necessary maintenance and services for a fixed fee. If we experience an increase in product returns or warranty claims, we could incur unanticipated additional expenditures for parts and service. In addition, our reputation and goodwill in the PET market could be damaged. While we have established reserves for liability associated with product warranties, unforeseen warranty exposure in excess of those reserves could adversely affect our operating results.

If we fail to comply with health care regulations, we could face substantial penalties and our business, operations and financial condition could be adversely impacted.

      While we do not deliver health care services directly to patients, control referrals of health care services or bill directly to Medicare, Medicaid or other third-party payors, due to the breadth of many health care laws and regulations, we cannot assure you that they will not apply to our business. We could be subject to health care fraud and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include:

•	the federal Medicare and Medicaid Anti-Kickback Law, which prohibits among other things persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal health care programs such as the Medicare and Medicaid programs;

•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us which provide coding and billing advice to customers;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any health care benefit program or making false statements relating to health care matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor (including commercial insurers), and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA (thus complicating compliance efforts).

      If our operations are found to be in violation of any of the laws described above or any of the other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, to achieve compliance with applicable federal and state privacy, security, and electronic transaction laws, we may be required to modify our operations with respect to the handling of patient information. Implementing these modifications may prove costly. At this time, we are not able to determine the full consequences to us, including the total cost of compliance, of these various federal and state laws.

The application of state certificate of need regulations and compliance with federal and state licensing requirements could substantially limit our ability to sell our products and grow our business.

      Some states require health care providers to obtain a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items including molecular imaging systems like ours or the provision of diagnostic imaging services. In many cases, a limited number of these certificates are available. As a result of this limited availability, hospitals and other health care providers have at times been unable to obtain a certificate of need and purchase our PET scanners. Further, our sales cycle for PET scanners is typically longer in certificate of need states due to the time it takes our customers to obtain the required approvals. Accordingly, certificate of need or similar requirements could limit our ability to market our products and adversely impact our revenues and results of operations. Also, our ability to grow our radiopharmaceutical distribution network is contingent on our or our customers’ ability to obtain the necessary licenses and registrations for each new facility, which may include a radioactive materials license, pharmacy license, and cyclotron registration. If we or our customers fail to obtain such licenses and registrations or if substantial delays are incurred in obtaining such licenses and registrations, we may be unable to expand this business and our sales growth will be negatively impacted. Further, the pharmacists operating in our PETNet radiopharmacies must be licensed and many states require imaging technologists that operate PET systems to be licensed or certified. Any lapse in our licenses, or the licenses of our pharmacists or technologists, could increase our costs and adversely affect our operations and financial results. In addition, our customers must meet various federal and state regulatory and/or accreditation requirements in order to receive payments from the government-sponsored health care programs such as Medicare and Medicaid. Any lapse by our customers in maintaining appropriate licensure, certification or accreditation or the failure of our customers to satisfy the other necessary requirements under government-sponsored health care programs could cause our sales to decline.

Our business strategy emphasizes growth, which places significant demands on our financial, operational and management resources and creates the risk of failing to meet the growth expectations of investors.

      Our growth strategy includes efforts to develop new products, services and technologies as well as new distribution channels. The pursuit of this growth strategy consumes capital resources, thereby creating the financial risk that we will not realize an adequate return on this investment. In addition, our growth may involve the acquisition of companies, the development of products or services or the creation of strategic alliances in areas in which we do not currently operate. This would require our management to develop expertise in new areas, manage new business relationships and attract new types of customers. The success of our growth strategy also depends on our ability to expand our financial, operational and management resources and to attract, train, motivate and manage an increasing number of employees. The success or failure of our growth strategy is difficult to predict. The failure to achieve our stated growth objectives or the growth expectations of investors could disappoint investors and harm our stock price. We may not be able to implement our growth strategy successfully or manage our expanded operations effectively and profitably.

Risks Related to this Offering

Our executive officers and directors and their affiliates hold a substantial portion of our stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

      Our executive officers and directors and individuals or entities affiliated with them will beneficially own an aggregate of approximately 42% of our outstanding common stock immediately after this offering. Acting together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors, business combinations and other significant corporate actions.

Certain provisions of our charter, bylaws and Delaware law may delay or prevent a change in control of our company.

      Our corporate documents and Delaware law contain provisions that may enable our board of directors to resist a change in control of our company. These provisions include:

•	a staggered board of directors;

•	limitations on persons authorized to call a special meeting of stockholders;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

•	a stockholder protection rights agreement or “poison pill.”

      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

If a significant number of shares of our common stock is sold into the market following the offering, the market value of our common stock could significantly decline, even if our business is doing well.

      Many of our existing stockholders will have an opportunity to sell their stock following this offering. Also, many of our employees and directors may exercise their stock options in order to sell the underlying stock in the market following this offering. Wachovia Capital Partners, Inc. and First Union Merchant Banking 1999-II, LLC, who hold an aggregate of 2,534,598 shares of our common stock to be outstanding after this offering, have certain contractual registration rights that may allow them to require us to file a registration statement with the SEC registering such shares for public sale. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of shares of our common stock in the public market after the offering, the market price of our common stock could decline significantly. This may also impair our ability to raise capital through the sale of additional equity securities. Officers, directors and stockholders owning an aggregate of approximately 30 million shares of our common stock have agreed that they will not, without the prior consent of Credit Suisse First Boston Corporation, directly or indirectly sell any of those shares.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

      There is currently no public market for our common stock. An active trading market for our common stock may not develop. We will establish the initial public offering price through negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of prices that will prevail in the trading market. You may be unable to resell your shares at or above the initial public offering price for a variety of reasons, including fluctuations in the market price of our common stock caused by changes in our operating performance or prospects. In addition, there has been significant volatility in the market price and trading volume of securities of health care and technology companies which often is unrelated to the financial performance of those companies. These broad market fluctuations may negatively affect the market price of our common stock.

Purchasers in this offering will experience immediate and substantial dilution.

      The initial public offering price of our shares is substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a per share price that substantially exceeds the per share value of our tangible assets minus our liabilities. Such investors will also contribute 80.4% of the total amount invested to date to fund us, but will own only 25.2% of the shares of common stock outstanding, based on the sale of 10,000,000 shares of our common stock in this offering at the initial public offering price of $17.00 per share. To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

Our management will have broad discretion to spend a large portion of the net proceeds of this offering and may do so in ways with which you do not agree.

      We estimate the net proceeds to us from this offering to be approximately $155.7 million, after deducting underwriting discounts and commissions and estimated offering expenses. We have not determined specific uses for a large portion of these net proceeds. Our board of directors and management may apply these proceeds to uses that you may not consider desirable. The failure of management to apply these funds effectively could harm our business.

FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements.” Forward-looking statements relate to expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or that necessarily depend upon future events. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” and similar expressions. Specifically, this prospectus contains, among others, forward-looking statements about:

•	our expectations regarding financial condition or results of operations for periods after March 31, 2002;

•	our future sources of and needs for liquidity and capital resources;

•	our discussion of our critical accounting policies;

•	the timing of the exercisability of the Siemens option to purchase an additional ownership interest in CTI PET Systems and the effect of the Siemens option, or its exercise, on our business;

•	our expectations regarding the size and growth of the market for our products and services;

•	our business strategies and our ability to grow our business;

•	our ability to enhance existing, or develop new, products and services and the impact of any such enhancements or developments;

•	the development of new applications for PET and the impact of any such new applications;

•	the implementation or interpretation of current or future regulations and legislation;

•	the number and scope of procedures involving our products and services for which third-party reimbursement is available, and the reimbursement levels of third-party payors;

•	our ability to maintain contracts and relationships with key suppliers, customers, distributors or research and development collaboration partners; and

•	our ability to maintain our existing, or to develop additional, valuable intellectual property rights.

      These forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties. Many important factors, some of which are discussed elsewhere in this prospectus, could cause actual results or achievements to differ materially from any future results or achievements expressed or implied by forward-looking statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict. Important factors that could cause actual results or achievements to differ materially from current expectations reflected in these forward-looking statements include, among others, the factors discussed under the heading “Risk Factors” beginning on page 7.

      You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we assume no responsibility for updating any forward-looking statements.

      We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

      We estimate that the net proceeds to us from the sale of the 10,000,000 shares of common stock that we are offering will be approximately $155.7 million based on the initial public offering price of $17.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $172.2 million from the sale of 11,048,000 shares. We will not receive any proceeds from the sale of shares by selling stockholders.

      We expect to use the net proceeds from this offering as follows:

•	approximately $37.0 million to repay outstanding indebtedness under our credit facility;

•	approximately $35.0 million to expand our manufacturing facilities, grow our PETNet distribution network, and purchase capital equipment;

•	approximately $10.2 million to redeem all outstanding shares of our Series A Redeemable Preferred Stock, including accrued and unpaid dividends; and

•	approximately $0.4 million to repurchase 1,191,965 shares of our outstanding common stock.

      The remaining proceeds of approximately $73.1 million will be used for general corporate purposes. The amounts that we actually expend for these specified purposes may vary significantly depending on a number of factors, including changes in our business strategy, the amount of our future revenues and expenses, and our future cash flow. For example, if our future revenues or cash flow are less than we currently anticipate, we may need to support our ongoing business operations with proceeds of this offering that we would otherwise use to support growth and expansion. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering and may spend such proceeds for any purpose, including purposes not presently contemplated.

      Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return. We may also temporarily repay other outstanding borrowings under our credit facility.

      Our credit facility matures on March 14, 2004. Interest on outstanding borrowings under our credit facility accrues at a variable rate. As of March 31, 2002, the interest rate on amounts outstanding under our credit facility was 3.7%. The outstanding amount under our credit facility was used to refinance debt originally incurred to fund growth in working capital, such as increases in inventory and accounts receivable. The redemption date for our Series A Redeemable Preferred Stock is September 30, 2006. Our Series A Redeemable Preferred Stock accrues dividends at an annual rate of 9.0%.

      An affiliate of Banc of America Securities LLC, one of the underwriters of this offering, is a lender under our credit facility with a 22.2% participation in the facility. Therefore, that affiliate will receive a corresponding percentage of any proceeds from this offering used to repay indebtedness under our credit facility.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to support the development and growth of our business. Payment of future dividends, if any, will be at the discretion of our board of directors.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2002:

•	on an actual basis;

•	on a pro forma basis to give effect to our repurchase of 2,536,109 shares of outstanding common stock on May 13, 2002 for approximately $11.9 million; and

•	on a pro forma as adjusted basis to give further effect to the conversion of our outstanding convertible preferred stock into common stock upon completion of this offering and to reflect our sale of 10,000,000 shares of common stock in this offering at the initial public offering price of $17.00 per share and our application of the estimated net proceeds therefrom in the manner described under the heading “Use of Proceeds.”

      You should read this table together with the information under the headings “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Our Capital Stock,” and with our consolidated financial statements and related notes contained elsewhere in this prospectus.

	March 31, 2002

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
	(unaudited)
Cash and cash equivalents	$1,444	$1,444	$109,549

Long-term debt and capital lease obligations	91,595	103,483	66,483

Preferred stock, $.01 par value, 10,000,000 shares authorized, actual and pro forma; and 9,400,000 shares authorized, pro forma as adjusted:
Redeemable preferred stock, 400,000 shares issued and outstanding, actual and pro forma; and no shares issued and outstanding, pro forma as adjusted	8,023	8,023	—
Convertible redeemable preferred stock, 200,000 shares issued and outstanding, actual and pro forma; and no shares issued and outstanding, pro forma as adjusted	5,860	5,860	—

Stockholders’ equity:
Common stock, $.01 par value, 500,000,000 shares authorized; 32,727,379 shares issued and 32,087,379 outstanding, actual; 32,727,379 shares issued and 29,551,270 shares outstanding, pro forma; and 44,007,379 shares issued and 39,639,305 shares outstanding, pro forma as adjusted	327	327	435
Additional paid in capital	47,784	47,784	207,064
Retained earnings	(7,776)	(7,776)	(7,776)
Unearned compensation	(463)	(463)	(463)
Other comprehensive income — currency translation adjustment	(170)	(170)	(170)
Treasury stock, at cost, 640,000 shares, actual; 3,176,109 shares, pro forma; and 4,368,074 shares, pro forma as adjusted	(621)	(12,509)	(12,909)

Total stockholders’ equity	39,081	27,193	186,181

Total capitalization	$144,559	$144,559	$252,664

      The table above excludes the following shares of common stock:

•	76,000 shares issuable upon exercise of outstanding warrants at an exercise price of $6.56 per share;

•	4,957,728 shares issuable upon exercise of outstanding stock options at a weighted average price of $3.70 per share;

•	a number of shares equal to $750,000 divided by the initial public offering price per share, which are issuable upon the exercise of outstanding stock options held by two independent directors who recently joined our board of directors; and

•	3,960,000 shares available for future issuance under our equity incentive plans.

DILUTION

     Our pro forma net tangible book value as of March 31, 2002 was approximately $14.7 million, or $0.48 per share. We have calculated this amount by subtracting our total liabilities from our total tangible assets and then dividing the difference by the total number of shares of common stock outstanding, after giving effect to the conversion of our outstanding convertible preferred stock into common stock upon completion of this offering, our repurchase of 2,536,109 shares of outstanding common stock on May 13, 2002 and our incurrence of an additional $11.9 million of indebtedness to finance such repurchase. After giving effect to our sale of 10,000,000 shares of common stock in this offering, at the initial public offering price of $17.00 per share, and the application of the estimated net proceeds therefrom in the manner described under the heading “Use of Proceeds,” our pro forma as adjusted net tangible book value at March 31, 2002 would have been approximately $170.4 million, or $4.30 per share. This amount represents an immediate increase in pro forma net tangible book value of $3.82 per share to existing stockholders and an immediate dilution of $12.70 per share to new investors. The dilution to investors in this offering is illustrated in the following table:

Initial public offering price per share		$17.00
Pro forma net tangible book value per share as of March 31, 2002	$0.48
Increase in pro forma net tangible book value per share attributable to this offering (including the repurchase of 1,191,965 shares of outstanding common stock)	$3.82
Pro forma net tangible book value after the offering		$4.30

Dilution per share to new investors in this offering		$12.70

     The following table summarizes, on a pro forma as adjusted basis as of March 31, 2002, the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and to be paid to us by new investors in this offering at the initial public offering price of $17.00 per share:

	Shares Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	29,639,305	74.8%	$41,462,000	19.6%	$1.40
New investors	10,000,000	25.2	170,000,000	80.4	17.00

Total	39,639,305	100.0%	$211,462,000	100.0%	$5.33

     If the underwriters exercise their over-allotment option in full, our existing stockholders would own 72.8% and our new investors would own 27.2% of the total number of shares of our common stock outstanding after this offering.

     Sales by the selling stockholders in this offering will reduce the number of shares held by our existing stockholders to 28,919,305 or 73.0% (or 28,359,305 or 68.8% if the underwriters’ over-allotment option is exercised in full) of the total number of shares outstanding, and will increase the number of shares held by new investors to 10,720,000 shares or 27.0% (or 12,328,000 or 29.9% if the underwriters’ over-allotment option is exercised in full) of the total number of outstanding shares of common stock after the offering.

     The preceding discussion and tables assume no exercise of outstanding stock options or warrants. As of March 31, 2002, there were:

•	76,000 shares issuable upon exercise of outstanding warrants at an exercise price of $6.56 per share;

•	4,957,728 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.70 per share;

•	a number of shares equal to $750,000 divided by the initial public offering price per share, which are issuable upon the exercise of outstanding stock options held by two independent directors who recently joined our board of directors; and

•	3,960,000 shares available for future issuance under our equity incentive plans.

     The exercise of outstanding options or warrants would result in further dilution to investors in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except share and per share data)

     You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. We have derived the selected financial data as of and for the fiscal years ended September 30, 1997, 1998, 1999, 2000 and 2001 from our audited financial statements. We have derived the selected financial data at March 31, 2002 and for the six months ended March 31, 2001 and 2002 from our unaudited financial statements, which, in our opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the information set out in this prospectus. The information below is not necessarily indicative of the results of future operations.

						Six Months Ended
	Year Ended September 30,					March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)
Statements of Operations Data:
Revenues	$42,395	$57,388	$88,247	$124,026	$188,877	$75,313	$102,815
Operating costs and expenses:
Cost of revenues	24,420	32,169	52,711	68,372	110,249	43,280	60,962
Selling, general and administrative expenses(1)	8,634	10,330	15,430	21,751	29,433	12,120	15,682
Research and development expenses(1)	6,579	8,520	10,605	14,845	18,985	7,720	9,453
Stock-based compensation expense	—	1,892	—	503	538	425	8,236

Income from operations	2,762	4,477	9,501	18,555	29,672	11,768	8,482
Warrant liability mark to market expense(2)	—	—	—	3,174	3,921	3,921	8,902
Interest and other expense, net	809	890	1,519	2,675	3,339	1,804	1,902
Equity in losses of PETNet(3)	160	2,048	—	—	—	—	—
Provision for income taxes	123	456	1,465	3,875	9,930	4,192	4,602
Minority interest expense	1,854	2,297	3,035	4,453	6,366	2,371	4,915

Net income (loss)(4)	$(184)	$(1,214)	$3,482	$4,378	$6,116	$(520)	$(11,839)

Dividends on and accretion of preferred stocks	74	—	—	1,904	2,053	982	1,552

Net income (loss) attributable to common stockholders	$(258)	$(1,214)	$3,482	$2,474	$4,063	$(1,502)	$(13,391)

Earnings (loss) per common share:
Basic	$(0.01)	$(0.04)	$0.13	$0.10	$0.15	$(0.05)	$(0.48)
Diluted	$(0.01)	$(0.04)	$0.11	$0.09	$0.13	$(0.05)	$(0.48)
Weighted average shares outstanding:
Basic	27,548,258	27,990,136	27,269,253	25,243,051	27,860,086	27,598,738	28,121,253
Diluted	27,548,258	27,990,136	30,309,014	28,440,078	31,340,041	27,598,738	28,121,253
Pro forma earnings (loss) per common share(5):
Basic					$0.16		$(0.41)
Diluted					$0.15		$(0.41)
Supplemental pro forma earnings (loss) per common share(6):
Basic					$0.19		$(0.44)
Diluted					$0.17		$(0.44)
Other Operating Data:
Cash flows provided by (used in):
Operating activities	$1,253	$(2,153)	$107	$(10,647)	$(10,884)	$(465)	$2,562
Investing activities	(739)	(2,175)	(1,331)	(7,879)	(11,620)	(6,682)	(9,702)
Financing activities	(442)	3,685	6,584	14,774	22,777	5,999	6,874
Adjusted EBITDA(7)	3,611	5,148	11,261	22,465	35,103	14,272	20,174

(Footnotes included on the following page.)

	As of September 30,					As of
						March 31,
	1997	1998	1999	2000	2001	2002

						(unaudited)
Balance Sheet Data:
Total assets	$42,545	$61,142	$92,345	$143,041	$207,781	$234,136
Long-term debt and capital leases	1,361	6,352	3,102	36,878	73,122	91,595
Redeemable preferred stock	680	—	7,084	7,397	7,740	8,023
Convertible redeemable preferred stock	—	—	3,542	4,230	5,040	5,860
Stockholders’ equity	$8,143	$7,981	$11,217	$8,110	$24,157	$39,081

(1)	Excludes stock-based compensation expense as follows:

						Six Months
	Year Ended September 30,					Ended March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)
Cost of revenues	$—	$—	$—	$—	$—	$—	$18
Selling, general and administrative expenses	—	1,892	—	503	533	420	8,134
Research and development expenses	—	—	—	—	5	5	84

	$—	$1,892	$—	$503	$538	$425	$8,236

(2)	We make periodic mark to market adjustments to reflect the fair value of warrants with put rights. All warrants with put rights were exercised on March 29, 2002 and the put feature was eliminated on March 31, 2002.
(3)	Prior to 1999, we held a minority interest in PETNet and accounted for our investment under the equity method. During 1999, our ownership increased to 56%. As such, we began to consolidate PETNet and no longer recognized equity in losses of PETNet.
(4)	If we had applied the non-amortization of goodwill provisions of Statement of Financial Accounting Standards 142 in the years ended September 30, 1999, 2000 and 2001, our reported net income would have been $3.5 million, $4.9 million and $6.8 million, respectively.
(5)	Pro forma earnings per share gives effect to the conversion of all outstanding shares of our convertible redeemable preferred stock into 1,280,000 shares of common stock and the release of restrictions on restricted common stock.
(6)	The supplemental pro forma earnings per share reflects the issuance of 2,176,471 shares in the offering and use of the related proceeds to extinguish $37,000 of outstanding long-term debt as if the extinguishment had occurred at the beginning of the respective periods.
(7)	When we refer to adjusted EBITDA, we mean net earnings or loss before minority interest, interest expense (net), income taxes, depreciation, amortization and all non-cash charges. We have included adjusted EBITDA because we generally consider it to be a good indicator of our ability to generate cash flow in order to liquidate our liabilities and reinvest in our company. Adjusted EBITDA is not a measurement of financial performance under accounting principles generally accepted in the U.S. and should not be considered a substitute for net income or loss as a measure of performance, or to cash flow as a measure of liquidity. Investors should note that this calculation of adjusted EBITDA might differ from similarly titled measures for other companies. A reconciliation of net income under generally accepted accounting principles to adjusted EBITDA is as follows:

						Six Months Ended
	Year Ended September 30,					March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)
Net income (loss)	$(184)	(1,214)	$3,482	$4,378	$6,116	$(520)	$(11,839)
Minority interest expense	1,854	2,297	3,035	4,453	6,366	2,371	4,915
Interest expense, net	618	586	1,029	2,300	3,767	2,095	2,296
Provision for income taxes	123	456	1,465	3,875	9,930	4,192	4,602
Depreciation and amortization	1,200	1,131	2,250	3,782	4,465	1,788	3,062
Warrant liability mark to market expense	—	—	—	3,174	3,921	3,921	8,902
Stock-based compensation expense	—	1,892	—	503	538	425	8,236

Adjusted EBITDA	$3,611	$5,148	$11,261	$22,465	$35,103	$14,272	$20,174

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements. Forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties. Many important factors could cause actual results or achievements to differ materially from any future results or achievements expressed or implied by forward-looking statements. A number of these important factors are described in the section of this prospectus entitled “Risk Factors.”

Overview

      We are a leading manufacturer of positron emission tomography imaging equipment and related products used in the detection and treatment of cancer, cardiac disease and neurological disorders. Positron emission tomography, or PET, is a medical imaging technology that offers the distinct advantage of imaging at a molecular level thereby allowing physicians to diagnose and treat a broad range of diseases earlier and more accurately than other medical imaging technologies. We also provide a comprehensive array of services that facilitate entry by health care providers into the business of PET imaging. Our line of PET products and services includes scanners, cyclotrons, detector materials, radiopharmaceutical manufacturing and distribution and related support services.

      Historically, the majority of our consolidated revenues, gross margin and net income have been attributable to our CTI PET Systems segment. Our strategy includes plans for growing our other segments over time with a goal of having greater than 50% of our gross revenues and net income being derived from such other segments by 2006, the expected year that Siemens’ could first close on the exercise of its option to purchase CTI PET Systems. This strategy contemplates the following initiatives: (1) expansion of our PETNet radiopharmaceutical distribution network to meet market needs; (2) the direct distribution by us of PET scanners; (3) development of new proprietary radiopharmaceuticals; (4) growing our service contract business; and (5) adding additional products and services.

Segments

      We operate in three segments for financial reporting purposes: CTI PET Systems; PETNet; and detector materials. In addition, we have other PET-related products and services that are not classified as separate segments for financial reporting purposes.

CTI PET Systems

      Our CTI PET Systems segment includes the development, production and sale of PET and PET/ CT scanners. We conduct this business through our subsidiary, CTI PET Systems, Inc., which was formed in 1987 as a joint venture with Siemens Medical Solutions USA, Inc., a wholly owned subsidiary of Siemens, AG. We own 50.1% of CTI PET Systems and Siemens owns the remaining 49.9%.

      From 1987 until April 2001, the products of CTI PET Systems were distributed exclusively by Siemens. Under this distribution agreement, CTI PET Systems received and recognized revenue in an amount equal to the price to the customer and we paid Siemens a fee to cover its selling, marketing and distribution costs. These fees were reported as cost of revenues and selling expenses in our consolidated statements of operations. Under this agreement, we set the price to the end customer, had ultimate liability to the end customer for product performance, and retained credit risk associated with sales to end customers.

      In April 2001, we implemented a multiple distributor strategy for CTI PET Systems by commencing direct distribution and by pursuing additional third-party distributor agreements. In November 2001, we added Hitachi Medical Systems America, Inc. as a third-party distributor of CTI PET Systems’ products. Following our implementation of the multiple distributor strategy, we began receiving and recording revenue from sales made through third-party distributors in an amount equal to the price to the distributor and ceased paying fees to distributors to cover their selling, marketing and distribution costs. Under these agreements, we set the price to distributors who set their own price to the end customer. We do not bear credit risk associated with sales made by the distributor to end customers.

      The scanners manufactured by CTI PET Systems typically range in customer price from $600,000 to $2.5 million and offer customers a broad range of throughput times, resolution and image quality.

PETNet

      Our PETNet segment consists of our business of developing, manufacturing and distributing radiopharmaceuticals and providing certain PET related services such as reimbursement education, radiation safety consulting, licensure assistance and marketing assistance. We conduct this business through our subsidiary, PETNet Pharmaceuticals, Inc. From PETNet’s formation in June 1996 until September 1999, we owned a minority interest, and, therefore, did not consolidate PETNet for financial reporting purposes. In fiscal year 1999, we increased our ownership interest in PETNet to 56% and began consolidating PETNet. On October 30, 2000, we increased our ownership of PETNet to 100%.

      We currently operate 32 PETNet radiopharmacies around the country. Twelve of these radiopharmacies operate cyclotrons owned by other parties, or hosts, pursuant to contracts. These host contracts vary but typically require us to provide radiopharmaceuticals to the host at below market prices while also allowing us to use the host’s facility to manufacture and distribute radiopharmaceuticals commercially to third parties. In addition, we typically compensate the host for the use of the cyclotron. The 32 radiopharmacies PETNet operates also include three radiopharmacies we do not consolidate. PETNet owns 50.1% of these radiopharmacies.

      As we expand the number of radiopharmacies, we will incur an increase in cost of revenues before achieving significant revenues in these markets due to the large component of fixed costs. Additionally, significant levels of marketing activity may be necessary in the new markets in order for us to build a customer base large enough to generate sufficient revenue to offset such fixed costs and marketing expenses.

Detector Materials

      Our detector materials segment includes our business of developing, manufacturing and selling detector materials for use in PET scanners. We conduct this business through a wholly owned subsidiary named Advanced Crystal Technology, Inc. and an unincorporated division called CTI Detector Materials. We acquired Advanced Crystal Technology, Inc. in July 1999.

      Advanced Crystal Technology, Inc. manufactures bismuth germanate, or BGO, the primary detector material used in the current generation of PET scanners. Our CTI Detector Materials division has exclusive rights to the development and manufacturing of a next generation detector material called lutetium oxyorthosilicate, or LSO. We acquired these exclusive rights from Schlumberger Technology Corporation in February 1995. The rights terminate upon the expiration of Schlumberger’s patents for LSO, which are expected to expire in October 2008.

      We have invested significant capital in our detector materials business in order to meet an expected increase in demand for detector materials as the PET market continues to grow. During 2001, we expanded our LSO detector materials facility including the addition of crystal pullers, a machine used to manufacture LSO crystals. This facility has grown from 10 LSO crystal pullers at the end of fiscal year 2000 to 18 pullers by the end of fiscal year 2001, and we anticipate that it will grow to 60 pullers by the end of fiscal year 2002. We also have an agreement with a supplier who supplies up to half of our LSO requirements.

Other Products and Services

      Other products and services include:

•	CTI Molecular Imaging, Inc., our parent company;

•	our cyclotron division;

•	CTI Services, which makes and sells calibration sources;

•	our equipment service division;

•	our German subsidiary that services our products in Europe;

•	our 50% ownership interest in a radiopharmacy joint venture in Turkey, which we do not consolidate; and

•	our division that distributes PET scanners sold to it by CTI PET Systems, which was started in April 2001.

Components of Revenues and Expenses

Revenues

      Our revenue is derived primarily from sales of PET products and services. Revenue for scanners, detector materials, radiopharmaceuticals, calibration sources and spare parts is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectibility is probable. Delivery is considered to have occurred upon either shipment or arrival at destination depending on shipping terms. Amounts attributable to the installation of scanners are deferred and recognized upon completion of installation. Most of the revenue for detector materials is from sales to CTI PET Systems and, therefore, is eliminated in consolidation for financial reporting purposes. Revenue for cyclotron systems is recognized upon successful installation and customer acceptance. Installation is deemed essential to the functionality of the machines and we alone provide this service for our cyclotrons. Revenue for service contracts is recognized ratably over the period in which the service is provided.

Cost of Revenues

      Our scanners, cyclotrons, detector materials, calibration sources and spare parts are manufactured at our facilities in Knoxville and Rockford, Tennessee. Our radiopharmaceuticals are manufactured at 32 PETNet radiopharmacies around the U.S. We employ a network of PET field service engineers to service our installed base of scanners and cyclotrons.

      Cost of revenues consists primarily of:

•	purchase cost of materials;

•	expenses related to internal operations of the manufacturing and service organizations;

•	expenses related to technical support and maintenance;

•	expenses related to distribution, shipping, installation, acceptance, and warranty of our products;

•	royalties payable under technology licenses; and

•	fixed asset depreciation, primarily for our detector materials and radiopharmacies.

Operating Expenses

      Selling, General and Administrative. Selling, general and administrative expenses consist primarily of:

•	salaries, commissions and related expenses for personnel engaged in sales, general and administrative activities;

•	costs associated with advertising, trade shows, promotional and other marketing activities; and

•	legal and accounting fees for professional services.

      Research and Development. Significant investment in research and development has been made, and we believe will continue to be required, to develop new products and enhance existing products to allow us to further penetrate the PET market. These expenses consist primarily of:

•	salaries and related personnel expenses;

•	expenditures for prototype materials and supplies;

•	overhead allocated to product development;

•	legal costs associated with filing of patents and regulatory matters; and

•	research grants and consulting fees to various third-parties.

Results of Operations

      The following table shows revenues, cost of revenues, selling, general and administrative expenses, research and development expenses, stock-based compensation and income (loss) from operations for all segments, expressed in millions of dollars.

				Six Months Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Revenues:
CTI PET Systems	$62.3	$86.2	$133.6	$51.0	$71.2
PETNet	10.7	20.5	35.6	14.6	25.6
Detector materials	2.4	10.7	18.4	6.4	10.6
Other products and services	23.6	37.5	45.5	15.4	20.8
Intercompany eliminations	(10.8)	(30.9)	(44.2)	(12.1)	(25.4)

Total	88.2	124.0	188.9	75.3	102.8
Cost of revenues:
CTI PET Systems	34.1	46.2	79.2	29.1	43.0
PETNet	8.4	15.2	27.0	11.3	20.3
Detector materials	1.6	6.4	11.5	3.5	6.7
Other products and services	18.1	25.8	34.2	11.8	15.6
Intercompany eliminations	(9.5)	(25.2)	(41.6)	(12.4)	(24.6)

Total	52.7	68.4	110.3	43.3	61.0
Selling, general and administrative expenses:
CTI PET Systems	10.6	13.6	18.6	7.8	5.5
PETNet	2.3	3.2	5.0	2.4	4.5
Detector materials	—	0.4	0.8	0.2	0.5
Other products and services	2.5	4.5	5.0	1.7	5.2

Total	15.4	21.7	29.4	12.1	15.7

				Six Months Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Research and development expenses:
CTI PET Systems	7.3	11.2	14.6	5.6	6.6
PETNet	0.4	1.0	1.7	0.6	1.1
Detector materials	1.1	0.5	0.5	0.4	0.4
Other products and services	1.8	2.2	2.2	1.1	1.3

Total	10.6	14.9	19.0	7.7	9.4
Stock-based compensation	—	0.5	0.5	0.4	8.2
Income (loss) from operations:
CTI PET Systems	10.3	15.2	21.2	8.5	16.1
PETNet	(0.4)	1.1	1.9	0.3	(0.3)
Detector materials	(0.3)	3.4	5.6	2.3	3.0
Other products and services	1.2	4.5	3.6	0.4	(9.5)
Intercompany eliminations	(1.3)	(5.7)	(2.6)	0.3	(0.8)

Total	$9.5	$18.5	$29.7	$11.8	$8.5

      The following table shows revenues and income (loss) from operations for all segments, expressed as a percentage of consolidated revenues and consolidated income (loss) from operations, respectively.

				Six Months
				Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002

Revenues:
CTI PET Systems	70.6%	69.5%	70.7%	67.7%	69.3%
PETNet	12.1	16.5	18.9	19.4	24.9
Detector materials	2.7	8.6	9.7	8.5	10.3
Other products and services	26.8	30.3	24.1	20.5	20.2
Intercompany eliminations	(12.2)	(24.9)	(23.4)	(16.1)	(24.7)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Income (loss) from operations:
CTI PET Systems	108.4%	82.1%	71.4%	72.0%	189.4%
PETNet	(4.2)	6.0	6.4	2.5	(3.5)
Detector materials	(3.1)	18.4	18.9	19.5	35.3
Other products and services	12.6	24.3	12.1	3.4	(111.8)
Intercompany eliminations	(13.7)	(30.8)	(8.8)	2.6	(9.4)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

      The following table shows revenues, cost of revenues, selling, general and administrative expenses, research and development expenses and income (loss) from operations for all segments, expressed as a percentage of segment revenues.

				Six Months
				Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002

CTI PET Systems:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	54.7	53.6	59.3	57.1	60.4
Selling, general and administrative	17.0	15.8	13.9	15.3	7.7
Research and development	11.7	13.0	10.9	11.0	9.3
Income (loss) from operations	16.6	17.6	15.9	16.6	22.6

PETNet:
Revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues	78.5	74.1	75.8	77.4	79.3
Selling, general and administrative	21.5	15.6	14.1	16.4	17.6
Research and development	3.7	4.9	4.8	4.1	4.3
Income (loss) from operations	(3.7)	5.4	5.3	2.1	(1.2)

Detector materials:
Revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues	66.7	59.8	62.5	54.7	63.2
Selling, general and administrative	1.9	3.7	4.3	3.1	4.7
Research and development	45.8	4.7	2.7	7.1	6.3
Income (loss) from operations	(14.4)	31.8	30.5	35.1	25.8

Other products and services:
Revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues	76.7	68.8	75.2	76.6	75.0
Selling, general and administrative	10.6	12.0	11.0	11.0	25.0
Research and development	7.6	5.9	4.8	7.2	6.2
Stock-based compensation	—	1.3	1.1	2.6	39.4
Income (loss) from operations	5.1	12.0	7.9	2.6	(45.6)

Six Months Ended March 31, 2002 Compared to Six Months Ended March 31, 2001

     Revenues

      Revenues for the six months ended March 31, 2002 were $102.8 million, an increase of $27.5 million, or 36.5%, from $75.3 million in 2001.

      CTI PET Systems. Revenues for the six months ended March 31, 2002 were $71.2 million, an increase of $20.2 million, or 39.6%, from $51.0 million for the six months ended March 31, 2001. The increase in revenues was driven primarily by an increase in unit sales of scanners from 32 units in 2001 to 49 units in 2002 and, to a lesser extent, by an increase in sales of parts and services. The increase in unit sales was partially offset by a decline in average unit prices, primarily due to the sale of several units to third-party distributors under the new multiple distributor arrangement.

      PETNet. Revenues for the six months ended March 31, 2002 were $25.6 million, an increase of $11.0 million, or 75.3%, from $14.6 million for the six months ended March 31, 2001. The increase in revenue was due largely to the growth of dose shipments driven by our opening of new PETNet radiopharmacies as well as the continued increase in PET utilization as the number of indications approved for reimbursement increased. PETNet distributed approximately 53,650 doses, excluding doses sold to hosts and doses sold by unconsolidated radiopharmacies, during the six months ended March 31, 2002 compared to 24,900 doses during the six months ended March 31, 2001. This increase in doses was partially offset by a decline in average revenue per dose.

      Detector Materials. Revenues for the six months ended March 31, 2002 were $10.6 million, an increase of $4.2 million, or 65.6%, from $6.4 million for the six months ended March 31, 2001. The growth in revenues was primarily due to growth in intercompany sales of LSO detector material to CTI PET Systems in conjunction with the increased shipment volume of LSO-based scanners. Intercompany sales accounted for 96.0% and 83.5% of total detector materials revenues for the six months ended March 31, 2002 and 2001, respectively.

      Other Products and Services. Revenues for the six months ended March 31, 2002 were $20.8 million, an increase of $5.4 million, or 35.1%, from $15.4 million in 2001. The increase in revenues was primarily due to the direct distribution of PET scanners by CTI which were purchased from CTI PET Systems.

      Intercompany Eliminations. Intercompany revenues that were eliminated in consolidation for the six months ended March 31, 2002 were $25.4 million, an increase of $13.3 million, or 109.9%, from $12.1 million in 2001. The increase in revenue eliminations was primarily due to the direct distribution of PET scanners by CTI which were purchased from CTI PET Systems.

     Cost of Revenues

      Cost of revenues for the six months ended March 31, 2002 was $61.0 million, an increase of $17.7 million, or 40.9%, from $43.3 million for the six months ended March 31, 2001. Cost of revenues for the six months ended March 31, 2002 was 59.3% of revenues compared to 57.5% for the six months ended March 31, 2001.

      CTI PET Systems. Cost of revenues for the six months ended March 31, 2002 was $43.0 million, an increase of $13.9 million, or 47.8%, from $29.1 million for the six months ended March 31, 2001. Cost of revenues for the six months ended March 31, 2002 increased to 60.4% of revenues compared to 57.1% of revenues for the six months ended March 31, 2001. The increase in cost of revenues as a percentage of revenues is primarily due to lower gross margins on units sold to third party distributors under our new multiple distributor arrangement and higher initial costs of the new PET/CT scanner.

      PETNet. Cost of revenues for the six months ended March 31, 2002 was $20.3 million, an increase of $9.0 million, or 79.6%, from $11.3 million in 2001. Cost of revenues for the first six months of 2002 increased to 79.3% of revenues compared to 77.4% of revenues for the six months ended March 31, 2001. The increase in cost of revenues as a percentage of revenues was due mainly to the high fixed costs associated with the opening of new PETNet radiopharmacies. As new radiopharmacies mature and production volumes increase, cost of revenues as a percentage of revenues tends to decline.

      Detector Materials. Cost of revenues for the six months ended March 31, 2002 was $6.7 million, an increase of $3.2 million, or 91.4%, from $3.5 million for the six months ended March 31, 2001. Cost of revenues for the six months ended March 31, 2002 increased to 63.2% of revenues as compared to 54.7% of revenues for the six months ended March 31, 2001. This increase was primarily due to the increase of LSO detector material sales, which have a lower margin than BGO detector material sales.

      Other Products and Services. Cost of revenues for the six months ended March 31, 2002 was $15.6 million, an increase of $3.8 million, or 32.2%, from $11.8 million for 2001. Cost of revenues for the six months ended March 31, 2002 was 75.0% of revenues compared to 76.6% of revenues for 2001.

      Intercompany Eliminations. Intercompany cost of revenues that were eliminated in consolidation for the six months ended March 31, 2002 were $24.6 million, an increase of $12.2 million, or 98.4%, from $12.4 million in 2001. Cost of revenues eliminated for the six months ended March 31, 2002 were 96.9% of revenues eliminated compared to 102.5% of revenues for 2001. In 2001, the cost of revenues elimination was higher than the revenues elimination due to the effect of reduced inventory levels.

     Selling, General and Administrative Expenses

      Selling, general and administrative expenses for the six months ended March 31, 2002 were $15.7 million, an increase of $3.6 million, or 29.8%, from $12.1 million for the six months ended March 31, 2001. Selling, general and administrative expenses for the six months ended March 31, 2002 were 15.3% of revenues compared to 16.1% of revenues for the six months ended March 31, 2001.

      CTI PET Systems. Selling, general and administrative expenses decreased $2.3 million, or 29.5%, to $5.5 million in 2002 from $7.8 million in 2001. Selling, general and administrative expenses for 2002 were 7.7% of revenues compared to 15.3% in 2001. The decrease was due to the impact of the new distribution arrangements implemented in connection with the multiple distributor strategy, pursuant to which all of the selling costs and a substantial part of the marketing costs have shifted from CTI PET Systems to its distributors.

      PETNet. Selling, general and administrative expenses for the six months ended March 31, 2002 were $4.5 million compared to $2.4 million for the six months ended March 31, 2001. The increase in selling, general and administrative expenses was due to the addition of sales and administrative support personnel during 2002. Selling, general, and administrative expenses for 2002 were 17.6% of sales compared to 16.4% in 2001.

      Detector Materials. Selling, general and administrative expenses for the six months ended March 31, 2002 were $0.5 million, an increase of $0.3 million, or 150.0%, from $0.2 million for the six months ended March 31, 2001. As a percentage of revenues, selling, general and administrative expenses were 4.7% and 3.1% for the six months ended March 31, 2002 and 2001, respectively.

      Other Products and Services. Selling, general and administrative expenses were $5.2 million, an increase of $3.5 million, or 205.9%, from $1.7 million for 2000. As a percentage of revenues, selling, general and administrative expenses for the six months ended March 31, 2002 were 25.0% compared to 11.0% for 2001. A significant portion of this increase was related to our sales and marketing efforts as a direct distributor of PET scanners.

  Research and Development Expenses

      Research and development expenses for the six months ended March 31, 2002 were $9.4 million, an increase of $1.7 million, or 22.1%, from $7.7 million for the six months ended March 31, 2001. Research and development expenses for the six months ended March 31, 2002 were 9.1% of revenues compared to 10.2% for the six months ended March 31, 2001.

      CTI PET Systems. Research and development expenses for the six months ended March 31, 2002 increased $1.0 million, or 17.9%, to $6.6 million in 2002 from $5.6 million in 2001. CTI PET Systems continues to invest in new scanner technology, with the increases in 2002 primarily devoted to PET/ CT and LSO scanner developments. Research and development expenses for 2002 were 9.3% of revenues compared to 11.0% in 2001.

      PETNet. Research and development expenses for the six months ended March 31, 2002 were $1.1 million compared to $0.6 million for the same period in the prior year. The increase was due to the recruiting and relocation of senior research and development personnel in 2002. Research and development expenses for 2002 and 2001 were 4.3% and 4.1% of revenues, respectively. We expect research and development expenses in our PETNet segment to continue to increase as we continue to pursue the development of new radiopharmaceuticals.

      Detector Materials. Research and development expenses for both the six months ended March 31, 2002 and 2001 were $0.4 million. As a percentage of total revenues, research and development expenses for the six months ended March 31, 2002 were 3.8% compared to 6.3% in 2001.

      Other Products and Services. Research and development expenses for the six months ended March 31, 2002 were $1.3 million, an increase of $0.2 million, or 18.2%, from $1.1 million for the six months ended March 31, 2001. Research and development expenses for the six months ended March 31, 2002 were 6.3% of revenues compared to 7.1% in 2001.

  Stock-based Compensation Expense

      Stock-based compensation expense for the six months ended March 31, 2002 was $8.2 million compared to $0.4 million for 2001. The expense in both periods was due to the issuance of stock options with an exercise price below the fair market value of our common stock on the grant date. We expect stock-based compensation expense of approximately $3.4 million in the three months ending June 30, 2002 as a result of stock options granted in April and May 2002 with an exercise price below the fair market value of our common stock on the grant date.

  Income (Loss) from Operations

      Income from operations for the six months ended March 31, 2002 was $8.5 million, a decrease of $3.3 million, or 28.0%, from $11.8 million for 2001. Income from operations for the six months ended March 31, 2002 was 8.3% of revenues compared to 15.7% for 2001. This decrease was primarily due to an $8.2 million stock-based compensation charge in 2002.

      CTI PET Systems. Income from operations for the six months ended March 31, 2002 was $16.1 million, an increase of $7.6 million, or 89.4%, from $8.5 million for 2001. Income from operations for the six months ended March 31, 2002 was 22.6% of revenues compared to 16.6% for 2001. This increase in operating profit margins results primarily from the increase in the sales volume and the reduction in selling, general and administrative expenses because of the new distribution arrangements.

      PETNet. Income (loss) from operations for the six months ended March 31, 2002 was ($0.3) million, a decrease of $0.6 million, or 200.0%, from $0.3 million for the six months ended March 31, 2001. This decrease is due partially to the cost of revenues for the six months ended March 31, 2002 increasing to 79.3% of revenues compared to 77.4% of revenues for the six months ended March 31, 2001. Selling, general, and administrative expenses also increased in 2002 to 17.6% of revenues compared to 16.4% in 2001. A decline in average revenue per dose also contributed to the decrease.

      Detector Materials. Income from operations for the six months ended March 31, 2002 was $3.0 million, an increase of $0.7 million, or 30.4%, from $2.3 million for 2001. Income from operations for the six months ended March 31, 2002 was 28.3% of revenues compared to 35.9% for 2001. The reduction in operating profit margins is primarily due to the increase of LSO detector material sales, which have a lower gross margin than BGO detector material sales.

      Other Products and Services. There was a loss from operations for the six months ended March 31, 2002 of $9.5 million compared to income of $0.4 million for 2001. The loss was primarily due to an $8.2 million stock-based compensation charge in 2002. There was also a loss from operations of $1.7 million related to the beginning of our efforts as a direct distributor of PET scanners.

     Intercompany Eliminations

      Intercompany eliminations in consolidation for the six months ended March 31, 2002 reduced operating income by $0.8 million compared to an increase in operating income for the six months ended March 31, 2001. This impact relates to changes in the inventory balances of detector materials sold to CTI PET Systems.

  Warrant Liability Mark to Market

      Warrants with put rights are marked to market for changes in the fair market value of our common stock. The warrant liability mark to market expense for the six months ended March 31, 2002 was $8.9 million compared to $3.9 million for 2001.

  Interest Expense, Net

      Interest expense for the six months ended March 31, 2002 was $2.3 million compared to $2.1 million for the same period in 2001.

  Equity in Income (Loss) of Investees

      Income from equity investments in radiopharmacies joint ventures for the six months ended March 31, 2002 was $0.2 million compared to $0.3 million during the same period in 2001.

  Provision for Income Taxes

      The income tax provision for the six months ended March 31, 2002 was $4.6 million even though there was a pretax loss of $2.3 million. This results from charges against income of $17.1 million for stock-based compensation and warrant liability mark to market that are not tax deductible. The effective tax rate for the six month period ended March 31, 2001 was 69.4%, primarily due to a warrant liability mark to market charge of $3.9 million that is not tax deductible.

  Minority Interests

      The minority interest expense for the six months ended March 31, 2002 was $4.9 million compared to $2.4 million for the six months ended March 31, 2001. The increase is due to the increase in the net income of CTI PET Systems.

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

Revenues

      Revenues for the year ended September 30, 2001 were $188.9 million, an increase of $64.9 million, or 52.3%, from $124.0 million in 2000.

      CTI PET Systems. Revenues for the year ended September 30, 2001 were $133.6 million, an increase of $47.4 million, or 55.0%, from $86.2 million in 2000. The increase in revenues was driven primarily by an increase in unit sales of scanners from 61 units in 2000 to 88 units in 2001 and, to a lesser extent, by an increase in sales of parts and services. The increase in revenues was also due in part to an increase in average unit price primarily due to the introduction in 2001 of our higher priced LSO-based scanners. The increase in average unit price was partially offset by sales of units to third-party distributors under the new multiple distributor arrangement.

      PETNet. Revenues for the year ended September 30, 2001 were $35.6 million, an increase of $15.1 million, or 73.7%, from $20.5 million in 2000. The increase in revenue was due to the growth of dose shipments driven by our opening of new PETNet radiopharmacies as well as the continued increase in PET utilization and an increased number of indications that were approved for reimbursement. PETNet delivered 64,600 doses, excluding doses sold to hosts and doses sold by unconsolidated radiopharmacies, during the year ended September 30, 2001 as compared to 29,100 doses in 2000. The increase in doses was partially offset by a decline in average revenue per dose.

      Detector Materials. Revenues for the year ended September 30, 2001 were $18.4 million, an increase of $7.7 million, or 72.0%, from $10.7 million in 2000. The growth in revenues was primarily due to growth in intercompany sales of LSO detector material to CTI PET Systems in conjunction with the launch of LSO scanner products in July 2001. Intercompany sales accounted for 90.2% and 85.7% of total detector material revenue for 2001 and 2000, respectively.

      Other Products and Services. Revenues for the year ended September 30, 2001 were $45.5 million, an increase of $8.0 million, or 21.3%, from $37.5 million in 2000. The increase in revenues was primarily due to the direct distribution of PET scanners by CTI purchased from CTI PET Systems.

      Intercompany Eliminations. Intercompany revenues that were eliminated in consolidation for the year ended September 30, 2001 were $44.2 million, an increase of $13.3 million, or 43.0%, from $30.9 million in 2000. The increase in revenue eliminations was primarily due to the direct distribution of PET scanners by CTI which were purchased from CTI PET Systems and the increase in detector materials sold to CTI PET Systems.

Cost of Revenues

      Cost of revenues for the year ended September 30, 2001 was $110.3 million, an increase of $41.9 million, or 61.3%, from $68.4 million for 2000. Cost of revenues for the year ended September 30, 2001 was 58.4% of revenues compared to 55.2% for 2000.

      CTI PET Systems. Cost of revenues for the year ended September 30, 2001 was $79.2 million, an increase of $33.0 million, or 71.4%, from $46.2 million for 2000. Cost of revenues for the year ended September 30, 2001 increased to 59.3% of revenues compared to 53.6% of revenues for 2000. The increase in cost of revenues as a percentage of revenues is primarily due to lower gross margins on units shipped by third-party distributors under our new multiple distributor arrangement and higher initial costs of the new LSO scanner.

      PETNet. Cost of revenues for the year ended September 30, 2001 was $27.0 million, an increase of $11.8 million, or 77.6%, from $15.2 million in 2000. Cost of revenues for the year ended September 30, 2001 increased to 75.8% of revenues compared to 74.1% in 2000. The increase in cost of revenues was due to the increased sales volume as well as the increase in the number of radiopharmacies.

      Detector Materials. Cost of revenues for the year ended September 30, 2001 was $11.5 million, an increase of $5.1 million, or 79.7%, from $6.4 million for 2000. Cost of revenues for the year ended September 30, 2001 increased to 62.5% of revenues compared to 59.8% of revenues for 2000. This increase was primarily due to the increase in LSO detector material sales, which have a lower margin than BGO detector material sales.

      Other Products and Services. Cost of revenues for the year ended September 30, 2001 was $34.2 million, an increase of $8.4 million, or 32.6%, from $25.8 million for 2000. Cost of revenues for the year ended September 30, 2001 increased to 75.2% of revenues compared to 68.8% of revenues for 2000. This increase on a percentage basis was primarily due to the relatively lower gross profit margin realized on the direct distribution of PET scanners.

      Intercompany Eliminations. Intercompany cost of revenues that were eliminated in consolidation for the year ended September 30, 2001 were $41.6 million, an increase of $16.4 million, or 65.1%, from $25.2 million in 2000. Cost of revenues eliminated for the year ended September 30, 2001 increased to 94.1% of revenues eliminated compared to 81.6% of revenues for 2000. The increase in cost of revenues eliminations as a percentage of revenues was primarily due to the intercompany profit elimination on a larger volume of cyclotrons sold by CTI to PETNet in 2000.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses for the year ended September 30, 2001 were $29.4 million, an increase of $7.7 million, or 35.5%, from $21.7 million for 2000. Selling, general and administrative expenses for the year ended September 30, 2001 were 15.6% of revenues compared to 17.5% for 2000.

      CTI PET Systems. Selling, general and administrative expenses increased $5.0 million, or 36.8%, to $18.6 million in 2001 from $13.6 million in 2000. The increase in selling, general and administrative expenses was primarily due to the hiring of additional personnel to support the growth in our business. Selling, general and administrative expenses for the year ended September 30, 2001 were 13.9% of sales compared to 15.8% for 2000.

      PETNet. Selling, general and administrative expenses for the year ended September 30, 2001 were $5.0 million compared to $3.2 million for 2000. The increase of $1.8 million, or 56.3%, is due in large part to additional sales and administrative personnel. Selling, general and administration expenses for the year ended September 30, 2001 were 14.0% of sales compared to 15.6% in 2000.

      Detector Materials. Selling, general and administrative expenses for the year ended September 30, 2001 were $0.8 million, an increase of $0.4 million, or 100%, from $0.4 million for 2000. As a percentage of revenues, selling, general and administrative expenses were 4.3% and 3.7% for the years ended September 30, 2001 and 2000, respectively.

      Other Products and Services. Selling, general and administrative expenses for the year ended September 30, 2001 were $5.0 million, an increase of $0.5 million, or 11.1%, from $4.5 million for 2000. Selling, general and administrative expenses for both the year ended September 30, 2001 was 11.0% compared to 12.0% for 2000.

Research and Development Expenses

      Research and development expenses for the year ended September 30, 2001 were $19.0 million, an increase of $4.1 million, or 27.5%, from $14.9 million for 2000. Research and development expenses for the year ended September 30, 2001 were 10.1% of revenues compared to 12.0% for 2000.

      CTI PET Systems. Research and development expenses for the year ended September 30, 2001 were $14.6 million, an increase of $3.4 million, or 30.4%, from $11.2 million in 2000. CTI PET Systems continues to invest in new scanner technology, with the increases in 2001 primarily devoted to PET/ CT and LSO scanner developments. Research and development expenses for the year ended September 30, 2001 were 10.9% of revenues compared to 13.0% in 2000.

      PETNet. Research and development expenses for the year ended September 30, 2001 were $1.7 million compared to $1.0 million for 2000. The increase of $0.7 million, or 70.0%, was due to the addition of regulatory, research and development personnel in 2001. Research and development expenses for the year ended September 30, 2001 were 4.8% of revenues compared to 4.9% in 2000.

      Detector Materials. Research and development expenses for the year ended September 30, 2001 and 2000 were $0.5 million for each period. As a percentage of total revenues, research and development expenses for the year ended September 30, 2001 decreased to 2.7% from 4.7% for 2000.

      Other Products and Services. Research and development expenses for each of the years ended September 30, 2001 and 2000 were $2.2 million. Research and development expenses for the year ended September 30, 2001 were 4.8% of revenues compared to 5.9% for 2000.

Stock-based Compensation Expense

      Stock-based compensation expense for each of the years ended September 30, 2001 and 2000 was $0.5 million. This expense is due to the issuance of stock options with an exercise price below the fair market value of our common stock on the grant date.

Income (Loss) from Operations

      Income from operations for the year ended September 30, 2001 was $29.7 million, an increase of $11.2 million, or 60.5%, from $18.5 million for 2000. Income from operations for the year ended September 30, 2001 was 15.7% of revenues compared to 14.9% for 2000.

      CTI PET Systems. Income from operations for the year ended September 30, 2001 was $21.2 million, an increase of $6.0 million, or 39.5%, from $15.2 million for 2000. Income from operations for the year ended September 30, 2001 was 15.9% of revenues compared to 17.6% for 2000.

      PETNet. Income from operations for the year ended September 30, 2001 was $1.9 million, an increase of $0.8 million, or 72.7%, from $1.1 million for 2000. Income from operations for the year ended September 30, 2001 was 5.3% of revenues compared to 5.4% for 2000.

      Detector Materials. Income from operations for the year ended September 30, 2001 was $5.6 million, an increase of $2.2 million, or 64.7%, from $3.4 million for 2000. Income from operations for the year ended September 30, 2001 was 30.5% of revenues compared to 31.8% for 2000.

      Other Products and Services. Income from operations for the year ended September 30, 2001 was $3.6 million, a decrease of $0.9 million, or 20.1%, from $4.5 million for 2000. Income from operations for the year ended September 30, 2001 was 7.9% of revenues compared to 12.0% for 2000.

      Intercompany Eliminations. Intercompany eliminations in consolidation for the years ended September 30, 2001 and 2000 reduced operating income by $2.6 million and $5.7 million, respectively. The decrease in the impact of the eliminations was primarily due to the decrease in the number of cyclotrons sold by CTI to PETNet in 2001. This was offset somewhat by an increase in inventory levels of detector materials sold to CTI PET Systems.

Warrant Liability Mark to Market

      The warrant liability mark to market expense for the year ended September 30, 2001 was $3.9 million compared to $3.2 million in 2000.

Interest Expense, Net

      Interest expense for the year ended September 30, 2001 was $3.8 million compared to $2.3 million for 2000. The increase of $1.5 million between the two periods was primarily due to the additional capital leases incurred to finance the PETNet expansion and the growth in working capital needs that was funded by the line of credit.

Equity in Income (Loss) of Investees

      Income from equity investments in radiopharmacies for the year ended September 30, 2001 was $0.7 million compared to a loss of $0.2 million for 2000. The increase in income was due to the two radiopharmacies having a full year of operations versus a partial year during 2000. One of the radiopharmacies commenced operations in April 2000 and the other commenced operations in September 2000.

Provision for Income Taxes

      The effective tax rate for the years ended September 30, 2001 and 2000 was 44.3% and 30.5%, respectively. The effective rate was higher in 2001 than the statutory rate due to the warrant liability mark to market expense of $3.9 million which is not tax deductible. In 2000, there was also a warrant liability mark to market expense of $3.2 million, however, this was offset by a reduction in the valuation allowance of $1.4 million and tax credits utilized of $0.9 million.

Minority Interests

      Minority interest expense for the year ended September 30, 2001 was $6.4 million compared to $4.5 million for 2000. The increase was due to the increase in the net income of CTI PET Systems.

     Year Ended September 30, 2000 Compared to Year Ended September 30, 1999

Revenues

      Revenues for the year ended September 30, 2000 were $124.0 million, an increase of $35.8 million, or 40.6%, from $88.2 million in 1999.

      CTI PET Systems. Revenues for the year ended September 30, 2000 were $86.2 million, an increase of $23.9 million, or 38.4%, from $62.3 million in 1999. The increase in revenues was driven primarily by an increase in unit sales of scanners from 40 units in 1999 to 61 units in 2000 and, to a lesser extent, by an increase in sales of parts and services. The increase in unit sales was offset by a decline in average unit prices, primarily due to a shift in product mix.

      PETNet. Revenues for the year ended September 30, 2000 were $20.5 million, an increase of $9.8 million, or 91.6%, from $10.7 million in 1999. The increase in revenue was due to the growth of dose shipments driven by the opening of several new PETNet radiopharmacies as well as the continued increase in PET utilization. PETNet delivered approximately 29,100 doses, excluding doses sold to hosts and doses sold by unconsolidated radiopharmacies, during the year ended September 30, 2000 compared to 12,700 doses in 1999. The increase in doses delivered was partially offset by a decrease in average revenue per dose.

      Detector Materials. Revenues for the year ended September 30, 2000 were $10.7 million, an increase of $8.3 million, or 345.8%, from $2.4 million in 1999. The growth in revenues was primarily due to the inclusion of a full year of operations of Advanced Crystal Technology, Inc., which we acquired in July 1999, and an increase in the number of BGO scanners sold by CTI PET Systems. Intercompany sales accounted for 85.7% and 78.3% of total detector material revenues for the years ended September 30, 2000 and 1999, respectively.

      Other Products and Services. Revenues for the year ended September 30, 2000 were $37.5 million, an increase of $13.9 million, or 58.9%, from $23.6 million in 1999. The increase was primarily due to an increase in cyclotrons sold by CTI to PETNet and, to a lesser extent, an increase in service revenues.

      Intercompany Eliminations. Intercompany revenues that were eliminated in consolidation for the year ended September 30, 2000 were $30.9 million, an increase of $20.1 million, or 186.1%, from $10.8 million in 1999. The increase in revenue eliminations was primarily due to the increase in the number of cyclotrons sold to PETNet and the increase in detector materials sold to CTI PET Systems.

Cost of Revenues

      Cost of revenues for the year ended September 30, 2000 was $68.4 million, an increase of $15.7 million, or 29.8%, from $52.7 million for 1999. Cost of revenues for the year ended September 30, 2000 was 55.1% of revenues compared to 59.7% for 1999.

      CTI PET Systems. Cost of revenues for the year ended September 30, 2000 was $46.2 million, an increase of $12.1 million, or 35.5%, from $34.1 million for 1999. The increase in cost of revenues was due primarily to an increase in sales. Cost of revenues for the year ended September 30, 2000 decreased to 53.6% of revenues compared to 54.7% of revenues for 1999.

      PETNet. Cost of revenues for the year ended September 30, 2000 was $15.2 million, an increase of $6.8 million, or 81.0%, from $8.4 million in 1999. Cost of revenues for the year ended September 30, 2000 decreased to 74.1% from 78.5% of revenues for 1999. The decrease in cost of revenues as a percentage of revenues was due to the fixed costs spread over an increase in the volume of doses delivered.

      Detector Materials. Cost of revenues for the year ended September 30, 2000 was $6.4 million, an increase of $4.8 million, or 300.0%, from $1.6 million for 1999. The increase in cost of revenues was due primarily to an increase in sales. Cost of revenues for the year ended September 30, 2000 decreased to 59.8% of revenues compared to 66.7% of revenues for 1999.

      Other Products and Services. Cost of revenues for the year ended September 30, 2000 was $25.8 million, an increase of $7.7 million, or 42.5%, from $18.1 million for 1999. Cost of revenues for the year ended September 30, 2000 decreased to 68.8% of revenues compared to 76.7% of revenues for 1999. The decrease in cost of revenues as a percentage of revenues in 2000 resulted primarily from increasing margins in the service business.

      Intercompany Eliminations. Intercompany cost of revenues that were eliminated in consolidation for the year ended September 30, 2000 were $25.2 million, an increase of $15.7 million, or 165.3%, from $9.5 million in 1999. Cost of revenues eliminated for the year ended September 30, 2000 decreased to 81.6% of revenues eliminated compared to 88.0% of revenues for 1999. The decrease in cost of revenues eliminations as a percentage of revenues was primarily due to the intercompany profit elimination on a larger volume of cyclotrons sold to PETNet in 2000.

     Selling, General and Administrative Expenses

      Selling, general and administrative expenses for the year ended September 30, 2000 were $21.7 million, an increase of $6.3 million, or 40.9%, from $15.4 million for 1999. Selling, general and administrative expenses for the year ended September 30, 2000 were 17.5% of revenues compared to 17.5% for 1999.

      CTI PET Systems. Selling, general and administrative expenses for the year ended September 30, 2000 were $13.6 million, an increase of $3.0 million, or 28.3%, from $10.6 million in 1999. The increase in selling, general and administrative expenses was primarily due to the hiring of additional personnel to support the growth in our business. Selling, general and administrative expenses for 2000 were 15.8% of revenues compared to 17.0% in 1999.

      PETNet. Selling, general and administrative expenses for the year ended September 30, 2000 were $3.2 million compared to $2.3 million for 1999. The increase of $0.9 million was due to an increase in selling, general and administrative personnel. Selling, general and administrative expenses for 2000 were 15.6% of revenues compared to 21.5% in 1999.

      Detector Materials. Selling, general and administrative expenses for the year ended September 30, 2000 were $367,000, for a change of $322,000, or 713.3%, from $45,000 for 1999. As a percentage of revenues, selling, general and administrative expenses were 3.7% and 1.9% for 2000 and 1999, respectively.

      Other Products and Services. Selling, general and administrative expenses were $4.5 million for the year ended September 30, 2000, an increase of $2.0 million, or 80.0%, from $2.5 million for 1999. Selling, general and administrative expenses for the year ended September 30, 2000 were 12.0% of revenues compared to 10.6% of revenues for 1999. The increase in selling, general and administrative expenses in 2000 resulted from an increase in goodwill amortization from the purchase of additional PETNet shares and general increases consistent with the 58.9% growth in revenues.

Research and Development Expenses

      Research and development expenses for the year ended September 30, 2000 was $14.9 million, an increase of $4.3 million, or 40.6%, from $10.6 million for 1999. Research and development expenses for the year ended September 30, 2000 were 12.0% of revenues compared to 12.0% for 1999.

      CTI PET Systems. Research and development expenses for the year ended September 30, 2000 was $11.2 million, an increase of $3.9 million, or 53.4%, from $7.3 million in 1999. CTI PET Systems continued to invest in new scanner technology, with the increases in 2000 primarily devoted to LSO scanner developments. Research and development expenses for 2000 were 13.0% of revenues compared to 11.7% in 1999.

      PETNet. Research and development expenses for the year ended September 30, 2000 was $1.0 million as compared to $0.4 million for 1999. The increase of $0.6 million, or 150.0%, was due to the addition of regulatory research and development personnel in 2000. Research and development expenses for 2000 were 4.9% of revenues compared to 3.7% in 1999.

      Detector Materials. Research and development expenses for the year ended September 30, 2000 was $0.5 million, representing a decrease of $0.6 million, or 54.6%, from $1.1 million for 1999. As a percentage of total revenues, research and development expenses for the year ended September 30, 2000 decreased to 4.7% from 45.8% for 1999. The decrease in research and development expenses as a percentage of revenues was primarily due to the acquisition of Advanced Crystal Technology, Inc., which has lower research and development expenses, and the reallocation of LSO personnel from research and development to production.

      Other Products and Services. Research and development expenses for the year ended September 30, 2000 were $2.2 million, an increase of $0.4 million, or 22.2%, from $1.8 million for 1999. Research and development expenses for the year ended September 30, 2000 were 5.9% of revenues compared to 7.6% for 1999.

Stock-based Compensation Expense

      Stock-based compensation expense for the year ended September 30, 2000 of $0.5 million resulted from the issuance of stock options with an exercise price below the fair market value of our common stock on the grant date. There was no stock-based compensation expense in 1999.

Income (Loss) from Operations

      Income from operations for the year ended September 30, 2000 was $18.6 million, an increase of $9.1 million, or 95.8%, from $9.5 million for 1999. Income from operations for the year ended September 30, 2000 was 15.0% of revenues compared to 10.8% for 1999.

      CTI PET Systems. Income from operations for the year ended September 30, 2000 was $15.2 million, an increase of $4.9 million, or 47.6%, from $10.3 million for 1999. Income from operations for the year ended September 30, 2000 was 17.6% of revenues compared to 16.6% for 1999.

      PETNet. Income from operations for the year ended September 30, 2000 was $1.1 million, compared to a loss from operations of $0.4 million for 1999. Income from operations for the year ended September 30, 2000 was 5.4% of revenues compared to a loss from operations for 1999.

      Detector Materials. Income from operations for the year ended September 30, 2000 was $3.4 million, compared to a loss from operations of $0.3 million for 1999. Income from operations for the year ended September 30, 2000 was 31.8% of revenues compared to a loss from operations for 1999.

      Other Products and Services. Income from operations for the year ended September 30, 2000 was $4.5 million, an increase of $3.3 million, or 275.0%, from $1.2 million for 1999. Income from operations for the year ended September 30, 2000 was 12.0% of revenues compared to 5.1% for 1999.

      Intercompany Eliminations. Intercompany eliminations in consolidation for the years ended September 30, 2000 and 1999 reduced operating income by $5.7 million and $1.3 million, respectively. The increase in the impact of the eliminations was primarily due to the increase in the number of cyclotrons sold by CTI to PETNet and the increase in the inventory of detector materials sold to CTI PET Systems.

Warrant Liability Mark to Market

      The warrant liability mark to market expense for the year ended September 30, 2000 was $3.2 million. There was no warrant liability mark to market expense in the year ended September 30, 1999 because the warrants were not issued until September 30, 1999.

Interest Expense, Net

      Interest expense for the year ended September 30, 2000 was $2.3 million compared to $1.0 million for 1999. The increase of $1.3 million between the two periods was primarily due to the additional capital leases incurred to finance the PETNet expansion and the growth in working capital needs that were funded by the line of credit.

Equity in Income (Loss) of Investees

      The loss from equity investments in radiopharmacies for the year ended September 30, 2000 was $162,000 compared to income of $3,000 in 1999. The radiopharmacies incurred large deficits until distribution of radiopharmaceuticals began, which resulted in a loss for the year ended September 30, 2000.

Provision for Income Taxes

      The effective tax rate for the years ended September 30, 2000 and 1999 was 30.4% and 18.4%, respectively. The effective rate was higher in 2000 because the warrant liability mark to market of $3.2 million was not tax deductible. The rate was lower than the statutory rate in each year due to reductions in valuation allowance and the utilization of tax credits.

Minority Interests

      The minority interest expense for the year ended September 30, 2000 was $4.5 million, compared to $3.0 million for 1999. The increase was due to the increase in the net income of CTI PET Systems and the 100% ownership of PETNet since October 2000.

Quarterly Results of Operations

      Our business is seasonal in nature. The following table presents our operating results for each of the last ten fiscal quarters up to the period ended March 31, 2002. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included in this prospectus. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. This data should be read together with our consolidated financial statements and the notes to these statements included in this prospectus.

	Three Months Ended

	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	1999	2000	2000	2000	2000	2001	2001	2001	2001	2002

	(in millions)
Consolidated Statements of Operations Data:
Revenues	$19.3	$29.9	$29.3	$45.5	$34.9	$40.4	$38.1	$75.5	$47.6	$55.2
Cost of revenues	10.0	16.9	15.5	26.0	20.5	22.8	22.5	44.5	28.5	32.5

Gross margin	9.3	13.0	13.8	19.5	14.4	17.6	15.6	31.0	19.1	22.7
Operating expenses:
Selling, general and administrative expenses	3.9	5.5	5.3	7.0	5.8	6.4	7.7	9.5	7.2	8.5
Research and development expenses	3.0	3.7	3.2	5.0	4.0	3.7	4.8	6.5	4.6	4.8
Stock-based compensation expense	0.5	—	—	—	0.4	—	—	0.1	0.1	8.1

Total operating expenses	7.4	9.2	8.5	12.0	10.2	10.1	12.5	16.1	11.9	21.4

Income from operations	$1.9	$3.8	$5.3	$7.5	$4.2	$7.5	$3.1	$14.9	$7.2	$1.3

Liquidity and Capital Resources

      Historically, our principal sources of liquidity have been borrowings under our credit facility, capital leases and the issuance of redeemable preferred stock. Our principal liquidity requirements are to service our debt and meet our working capital and capital expenditure needs.

      Our working capital and capital expenditure needs have increased in order to support the growth in our business and revenues. For example, from September 30, 2001 to March 31, 2002, our inventories increased from $47.1 million to $64.8 million and our property and equipment (net) increased from $47.3 million to $61.1 million.

      In March 2002, we entered into a two-year credit agreement with a syndicate of banks agented by SunTrust Bank. Our subsidiaries guarantee all obligations under the credit agreement, except that the guarantee of CTI PET Systems is limited to $55 million and does not include any advances under the credit agreement that are loaned (on an intercompany basis) to our PETNet subsidiary. Our obligations and the obligations of our subsidiary guarantors under the credit agreement are secured by a lien on substantially all of our assets (including the capital stock or other forms of ownership interests we hold in our subsidiaries) and the assets of our subsidiary guarantors, except that the lien securing the guarantee obligations of CTI PET Systems is principally limited to the accounts and inventory of CTI PET Systems.

      The credit agreement makes available to us up to $90 million in revolving loans, with a $10 million sub-limit for letters of credit. The total availability may be increased up to a maximum of $125 million with lender approval. Total availability under the credit agreement may be limited from time to time based on the value of certain of our assets and by our earnings before interest, taxes, depreciation and amortization (referred to as EBITDA). As of April 30, 2002, $52.4 million was outstanding under the credit agreement.

      Interest on outstanding borrowings under the credit agreement accrues at LIBOR for the applicable interest period selected by us or, at our option, a variable base rate (based on SunTrust’s prime rate or the federal funds rate), plus in each case a performance-based margin determined by our debt to EBITDA ratio.

      The credit agreement contains customary affirmative, negative and financial covenants. For example, we are restricted in incurring additional debt, disposing of assets, making investments, allowing fundamental changes to our business or organization, and making certain payments in respect of stock or other ownership interests, such as dividends and stock repurchases. Financial covenants include requirements that we maintain: a debt to EBITDA ratio no greater than 3 to 1 through the third quarter of 2002, and 2.5 to 1 thereafter; a fixed charge coverage ratio no less than 3 to 1; and a minimum tangible net worth of $49.0 million plus 50% of positive net income accrued since the end of the preceding fiscal quarter plus the net proceeds of any equity offering.

      The credit agreement also contains customary events of default. These include cross-defaults to other debt agreements, a change in control involving us or any subsidiary guarantor, and the failure to comply with certain covenants.

      We have used capital leases to finance PETNet cyclotrons and detector material equipment. We used capital leases to finance the procurement of capital equipment in the amounts of $14.5 million, $7.0 million and $2.5 million for the years ended 2001, 2000 and 1999, respectively.

      We anticipate that our operating cash flow, together with borrowings under our credit facility and the proceeds from this offering, will be sufficient to meet our currently anticipated future operating expenses, capital expenditures and debt service obligations as they come due.

Commitments

      On January 22, 2002, the SEC issued FR-61, Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations. The release sets forth certain views of the Commission regarding disclosure that should be considered by registrants. The following table sets forth information in a format described in the release with regard to disclosures about contractual obligations.

      The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of September 30, 2001, excluding the redeemable preferred stock to be redeemed and the convertible redeemable preferred stock to be converted into common stock upon completion of this offering:

	Payments Due by Period

		Less Than			After 5
Contractual Cash Obligations	Total	1 Year	2-3 Years	4-5 Years	Years

	(in thousands)
Long-term debt	$56,976	$1,077	$47,942	$4,457	$3,500
Capital lease obligations	28,426	6,032	11,151	9,210	2,033
Operating leases	13,244	2,408	4,011	2,872	3,953

Total contractual cash obligations	$98,646	$9,517	$63,104	$16,539	$9,486

      In addition to the cash obligations listed above, we guarantee lease obligations on behalf of our unconsolidated radiopharmacies of $1.0 million at September 30, 2001. These lease obligations have a term of seven years and commenced in 2000.

Cash Flows

Six months ended March 31, 2002 compared to six months ended March 31, 2001

      Net cash provided by operating activities for the six months ended March 31, 2002 was $2.6 million compared to net cash used in the amount of $0.5 million in 2001. The increase in net cash provided by operating activities was primarily due to an increase in operating income, which was offset by growth in new working capital deployed.

      Net cash used in investing activities during the six months ended March 31, 2002 and 2001 was $9.7 million and $6.7 million, respectively. In 2002, investing activities consisted primarily of our facility expansion and PETNet radiopharmacy expansion. In 2001, investing activities consisted primarily of increases in detector material equipment and increases in other assets used in the detector material production process.

      Net cash provided by financing activities during the six months ended March 31, 2002 was $6.9 million compared to $6.0 million in 2001. The cash came principally from increases in our credit facility and other new bank debt.

      Non-cash investing and financing activities for equipment financed by capital leases was $7.6 million and $3.9 million for the six months ended March 31, 2002 and 2001, respectively.

Year ended September 30, 2001 compared to year ended September 30, 2000

      Net cash used in operating activities for the year 2001 was $11.0 million compared to net cash used in 2000 of $10.6 million. Net cash used in operating activities in both periods was primarily due to growth in working capital to support revenue growth.

      Net cash used in investing activities during 2001 was $11.6 million compared to $7.9 million in 2000. In 2001, investing activities consisted primarily of facility expansion, PETNet radiopharmacy expansion and increases in other assets used in detector materials production. In 2000, investing activities consisted primarily of facility expansion, PETNet radiopharmacy expansion and other capital purchases.

      Net cash provided by financing activities during 2001 was $22.8 million compared to $14.8 million in 2000. This cash came principally from increases in our credit facility and other new bank debt.

      Non-cash investing and financing activities for equipment financed by capital leases and the acquisition of our primary facility with a bank loan for the years ended 2001 and 2000 were $14.5 million and $13.7 million, respectively.

Quantitative and Qualitative Disclosures about Market Risk

     Interest Rate Sensitivity

      As of March 31, 2002, we had cash and cash equivalents of $1.4 million which consisted of highly liquid money market instruments with maturities less than 90 days. Because of the short maturities of these instruments, a sudden change in market interest rates would not have a material impact on the fair value of the portfolio. We would not expect our operating results or cash flows to be materially affected by the effect of a sudden change in market interest rates on our portfolio.

      Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit facility, our industrial revenue bonds and a building construction loan. These borrowings bear interest at variable rates. Based on our borrowings during 2001, a hypothetical 10% increase in interest rates would have increased our annual interest expense by approximately $0.2 million and would have decreased our annual cash flow from operations by approximately $0.1 million.

     Foreign Currency Exchange Risk

      Predominantly, we collect our revenues and pay our expenses in U.S. dollars. We do not have significant assets, liabilities and other accounts denominated in currencies other than U.S. dollars. Therefore, we are not subject to significant foreign currency exchange rate risks through normal business operations.

     Equity Security Price Risk

      We do not have any investments in marketable securities. Therefore, we do not currently have any direct equity price risk.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates, including those related to revenue recognition, valuation of goodwill and accounting for investees. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

      We record revenues and related cost of revenues from sales of products and services when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, contract price is fixed or determinable, and collectibility is reasonably assured. We derive our revenues primarily from sales of scanners, detector materials and cyclotron systems, distribution of radiopharmaceuticals and provision of services on equipment sold. Revenues derived from sales of scanners and detector materials are recognized upon shipment when all other revenue recognition criteria have been met. Revenues derived from installing scanners and associated training are deferred and recognized when installation and training are complete.

All revenues from cyclotron systems sales are recognized upon installation and acceptance. Installation is deemed essential to the functionality of cyclotrons. Significant judgment is involved in determining whether or not installation services are essential to the functionality of the scanning equipment and cyclotrons. The timing of revenue recognition in our financial statements would vary if our determinations of whether installation is deemed essential to functionality were different. Revenues derived from distribution of radiopharmaceuticals are recognized upon delivery of products. Equipment maintenance service contracts are typically three or more years in duration and related revenues are recognized ratably over the respective contract periods as the services are performed.

Valuation of Goodwill

      On October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets which required us to perform an initial impairment review of our goodwill at that date and will require us to perform impairment reviews thereafter, at least once annually. The transitional impairment test requires us to: (1) identify our reporting units; (2) determine the carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units; and (3) determine the fair value of each reporting unit. We conducted the transitional impairment test and it did not result in any impairment charges. While we will no longer record monthly amortization expense for goodwill, future events and changes in circumstances may require us to record an impairment charge in any given period.

Accounting for Investees

      We periodically enter into arrangements in which we hold a majority of the equity ownership. In some instances, we also have influence over a majority of the board of directors or managers. We determine accounting for these investments under Statement of Financial Accounting Standards No. 94 and Accounting Principles Board Opinion No. 18 and, where appropriate, evaluate our and the minority shareholder’s participating rights in accordance with Emerging Issues Task Force 96-16 to determine whether consolidation or equity method accounting is appropriate in each case.

      We own a majority interest in CTI PET Systems. Decisions deemed participating rights, including approval of operating budgets and management compensation, are determined by majority board vote. Under the terms of an agreement between us and Siemens, the board of directors of CTI PET Systems consists of two directors selected by CTI, two directors selected by Siemens and a fifth director selected by Siemens from a list of persons provided by CTI. We believe that this provides us with the ability to control board decisions regarding the daily operations of CTI PET Systems. Accordingly, CTI PET Systems is consolidated in our financial statements. If we did not consolidate CTI PET Systems, our revenues would decrease by $101.9 million, $72.2 million and $56.9 million for 2001, 2000 and 1999, respectively. However, net income would remain unchanged.

      PETNet owns a 90% interest in a radiopharmacy in Denver. Under the terms of the Denver radiopharmacy operating agreement, PETNet has control over all significant operating decisions. The Denver radiopharmacy is consolidated in our financial statements.

      In cases where the minority stockholder is deemed to have significant “veto rights” or has equal representation on the board, we account for these investments using the equity method as we do not have control over significant operating decisions. We have invested in four radiopharmacies which are accounted for under the equity method.

Recent Accounting Pronouncements

Business Combinations

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, which establishes financial accounting and reporting for business combinations and supersedes Accounting Principles Board Opinion No. 16, Business Combinations and Statement of Financial Accounting Standards No. 38, Accounting for Preacquisition

Contingencies of Purchased Enterprises. Statement of Financial Accounting Standards No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. We adopted Statement of Financial Accounting Standards No. 141 during the first quarter of fiscal year 2002, and this adoption had no impact on our financial statements.

Goodwill

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principal Board Opinion No. 17, Intangible Assets. Statement of Financial Accounting Standards No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of this Statement are effective for fiscal years beginning after December 15, 2001 with early adoption permitted for companies with fiscal years beginning after March 15, 2001. We elected to early adopt Statement of Financial Accounting Standards No. 142 during the first quarter of fiscal year 2002. Upon adoption of Statement of Financial Accounting Standards No. 142, we performed an impairment test of goodwill and determined that no impairment of the recorded goodwill existed. Under Statement of Financial Accounting Standards No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates that goodwill may be impaired.

Asset Retirement

      In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement of Financial Accounting Standards No. 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance sheet. In addition, the asset’s retirement costs are to be capitalized as part of the asset’s carrying amount and subsequently allocated to expense over the asset’s useful life. We believe that the adoption of Statement of Financial Accounting Standards No. 143 will not have a significant impact on our financial statements.

Accounting for Impairment

      In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. This Statement develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues. We believe that the adoption of Statement of Financial Accounting Standards No. 144 will not have a significant impact on our financial statements.

Vendor to Customer Consideration

      In November 2001, the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products, which is a codification of Emerging Issues Task Force 00-14, 00-22 and 00-25. This issue presumes consideration from a vendor to a customer or reseller of the vendor’s products to be a reduction of the selling prices of the vendor’s products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit’s fair value can be established. This issue should be applied no later than in annual or interim financial statements for periods beginning after December 15, 2001, which will be our quarter ended March 31, 2002. The adoption of Emerging Issues Task Force 01-09 did not have a significant effect on our financial statements.

Sale Leaseback Transactions

      In April 2002, FASB issued SFAS No. 145, (SFAS 145) Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which is effective for transactions occurring after May 15, 2002 and fiscal years beginning after May 15, 2002. SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements and amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. We believe that the adoption of SFAS 145 will not have a significant impact on our financial statements.

BUSINESS

Overview

      We are a leading manufacturer of positron emission tomography imaging equipment and related products used in the detection and treatment of cancer, cardiac disease and neurological disorders. Positron emission tomography, or PET, is a medical imaging technology that images the biology of disorders at the molecular level before anatomical changes are visible. This allows physicians to diagnose and treat a broad range of diseases earlier and more accurately than other imaging technologies that focus on anatomic abnormalities. We provide the most complete and integrated product line for PET, including scanners, cyclotrons, radiopharmaceuticals, detector materials and support services. Our business model emphasizes our exclusive focus on PET, our ability to provide a “total solution” for our customers, our proprietary technology rights and our proven track record of technological innovation. We entered the PET business in 1983 and had consolidated revenues and net income of $124.0 million and $4.4 million, respectively, in fiscal 2000 and $188.9 million and $6.1 million, respectively, in fiscal 2001.

      PET scans allow physicians to view metabolic activity on a non-invasive basis using minute quantities of injected radioactive molecules. Procedures conducted with PET technology provide information that is not available from traditional imaging technologies such as computed tomography, or CT, ultrasound and magnetic resonance imaging, or MRI, where changes in body structure or anatomy must occur before an abnormality can be detected. Unlike X-ray, CT, ultrasound and MRI, PET evaluates biological and biochemical processes of disease that precede anatomical changes or lesions from disease, thereby enabling earlier detection of diseases such as cancer and neurological disorders. PET also offers advantages in the treatment of disease due to its ability to monitor the effects of therapy at the molecular level. Our combined PET/ CT scanner, which we introduced commercially in November 2001, was selected by TIME Magazine as the medical science “Invention of the Year” in 2000. This scanner combines PET and CT technologies into one device that simultaneously and clearly reveals both metabolic processes and anatomical details within the body to improve image quality and localization of abnormalities as well as guide biopsies, radiation therapy and surgical treatments.

      The market for PET products and services has recently experienced rapid growth, and we believe it will continue to grow rapidly, for the following reasons:

•	the increasing number of PET procedures for which Medicare and private insurance reimbursement is available;

•	increasing recognition by physicians of the clinical advantages of PET and an increasing number of PET providers;

•	the expansion of PET applications beyond the diagnosis of disease and into the monitoring of disease therapy;

•	the discovery of additional clinical applications for PET;

•	the aging of the population and the growing number of patients with cancer, cardiac disease, neurological disorders and other diseases for which PET scans are performed;

•	technological innovations involving PET that shorten scan times and improve imaging capabilities, such as the next generation of LSO-based scanner and the combined PET/ CT scanner; and

•	the increasing availability of the radiopharmaceuticals used in PET, as well as the development of new radiopharmaceuticals that extend PET technology to new applications.

      We believe we are well positioned to benefit from the anticipated growth in the PET market due to our “total solution” approach of offering health care providers a comprehensive line of the products and services necessary to incorporate the benefits of PET into their clinical settings. We manufacture and distribute a broad line of sophisticated PET and PET/CT scanners through CTI PET Systems, which we market as our ECAT® scanners. We manufacture the detection materials utilized in PET scanners including our proprietary LSO technology. We have a nationwide network for the production and distribution of the highly specialized radioactive pharmaceuticals used in PET imaging, and we are a leading manufacturer of the cyclotron equipment used to produce those pharmaceuticals. We also provide a variety of valuable services including marketing support, site planning, installation services, technical support and repair and maintenance for users of PET technology.

Industry Background

The Science of PET

      The basis of PET imaging is the labeling of small, biologically important molecules, such as glucose, amino acids, pharmaceuticals or even water, with positron-emitting radionuclides that are injected into patients. These injected materials are referred to as radiopharmaceuticals. The radionuclides undergo radioactive decay, whereby their nuclei emit positrons that travel only a fraction of a millimeter on average in tissue before colliding with electrons, converting their total mass into detectable forms of energy. In the modern PET scanner, thousands of small detectors are oriented in a ring configuration surrounding the patient’s body. Computer reconstruction of the data acquired by these detectors permits a visual depiction of a metabolic process within cells of the organ systems of the body.

      In common applications relating to cancer, a few milliliters of a water-based solution containing a minute amount of sugar tagged with the radionuclide fluorine-18, known as F-18-fluorodeoxyglucose, or FDG, is injected into a patient. FDG is delivered throughout the body via the blood stream and like natural sugar in the blood, FDG is taken into normal cells of organs as well as cancerous cells. Because cancer cells use sugar inefficiently and grow faster than normal cells, they consume 20 to 30 times more FDG than normal cells. The PET scanner produces an image of the consumption of FDG in cells of the organ systems throughout the body. Like all diseases, cancer is a metabolic abnormality. PET’s ability to image the metabolic process enables an earlier and more accurate diagnosis of the disease and monitoring of the effectiveness of therapy.

      Other promising applications for PET include cardiac disease and neurological disorders. In cardiology, PET images demonstrate inadequate blood flow to the heart during stress more accurately than other non-invasive cardiac tests. Physicians can use PET images to determine the presence and extent of heart disease and to assist in determining whether invasive procedures are necessary and will benefit the patient. In addition to examining blood flow to the heart, PET is used for patients with heart disease to determine whether cells of the heart are dead or alive. Greater use of PET prior to angioplasty and bypass surgery to assess the viability of heart tissue and the likelihood of a successful outcome could have significant cost advantages to payors by eliminating expensive, unnecessary revascularization procedures. PET has been useful scientifically with respect to neurological disorders such as Alzheimer’s disease, Parkinson’s disease, and epilepsy.

      The effective use of a PET scanner depends on a readily available supply of radiopharmaceuticals, which are very short lived, making local availability essential. Most clinically important radiopharmaceuticals are produced using a sophisticated piece of electronic equipment called a cyclotron, which requires specially trained technicians and a licensed special purpose facility. Historically, institutions performing PET scans required an on-site cyclotron to produce radiopharmaceuticals on demand. PET customers now have an alternative to installing and operating cyclotrons on-site by obtaining local distribution of radiopharmaceuticals from specialized pharmacy providers. We expect the market for radiopharmaceuticals to grow as the adoption and utilization of PET continue to grow and as new and more effective radiopharmaceuticals are developed for additional applications of PET technology.

      The most common medical imaging technologies in the U.S. today are X-ray, CT and MRI. These imaging technologies have several advantages over PET, namely they represent the current standard of patient care, provide clear anatomical images, generally are reimbursed, are fast (in the case of X-ray and CT) and today’s radiologists are very competent in reading these types of images. In comparison to CT and MRI, PET has some disadvantages including the lack of exact anatomical images to help pinpoint the location of disease, the poor sensitivity of FDG in certain cancers such as prostate cancer, the lack of reimbursement for several types of cancer, and the steep physician learning curve associated with PET. However, we do not believe that PET and MRI compete with one another as MRI is primarily used for diagnosing musco-skeletal injuries. Furthermore, we believe that PET and CT are complementary, as evidenced by the development of the combined PET/CT scanner.

      PET is fundamentally different from X-rays, MRI, ultrasound and CT technologies. With X-rays, CT, ultrasound and MRI, an abnormality must manifest itself as a change in body structure or anatomy as a lesion, such as the development of a sizeable tumor, before it can be detected. PET, on the other hand, can, in many cases, identify diseases earlier and more specifically than X-rays, CT, ultrasound or MRI by detecting abnormalities in cellular activity that precede anatomical changes. In addition, unlike other imaging technologies, which merely confirm the presence of a mass, PET can distinguish between benign and malignant disorders or between alive and dead tissue. PET can also be more effective in monitoring the treatment of disease. For example, treating cancer with chemotherapy leads to changes in cellular activity, including a decline in the consumption of sugar and FDG, that are observable by PET long before structural changes can be measured by X-rays, CT, MRI or ultrasound. Accordingly, PET can enable a physician to evaluate the efficacy of a prescribed treatment regimen, perhaps leading to a modification in treatment, before such an evaluation could be made using X-rays, CT, MRI or ultrasound.

The Growth of PET

      Sales of dedicated PET imaging equipment and related products and services have grown rapidly and are expected to continue growing rapidly. Dedicated PET imaging equipment refers to scanners that utilize PET imaging technology in isolation rather than in combination with another imaging technology such as the recently introduced PET/ CT scanner. Based on a 2001 market analysis prepared by Frost & Sullivan, a marketing consulting firm, the estimated installed base of dedicated PET scanners in the U.S. grew from 107 in 1997 to 348 in 2000, and the estimated number of units shipped annually in the U.S. grew from 12 in 1997 to 160 in 2000. The Frost & Sullivan analysis forecasts that from 2000 through 2007 the U.S. installed base of dedicated PET scanners will grow at an estimated compound annual growth rate of 38.7%, and the number of units shipped in the U.S. will grow at an estimated compound annual growth rate of 22.0%.

      One of the principal reasons for growth in the PET market is the increasing number of PET applications being approved for reimbursement by third-party payors, such as Medicare, Medicaid, private insurers and HMOs. Reimbursement is critical to increasing the adoption rate of PET by clinicians. Through active educational efforts, industry participants and associations, such as the Academy for Molecular Imaging, Society of Nuclear Medicine and the Radiological Society of North America as well as the National Institutes of Health, have been successful in increasing the awareness of PET’s benefits to patients, physicians and members of the payor community and in increasing the number of PET applications for which reimbursement is available. On July 1, 2001, the Centers for Medicare and Medicaid Services (CMS), which administers Medicare and Medicaid, expanded its policy to cover PET scanning in six oncology applications, two cardiac applications and one neurological application. In February 2002, CMS expanded coverage for breast cancer and heart disease. The following table summarizes the PET applications that have been approved for reimbursement by CMS. As used in the following table, the term “staging” generally refers to the use of PET in the initial diagnosis process to verify the existence and status of the disease. The term “restaging” generally refers to the use of PET following, and in some instances during, the treatment process to determine the status of the disease and the effectiveness of the treatment regimen.

EFFECTIVE DATE	CLINICAL CONDITION	COVERAGE

March 14, 1995	Perfusion of the heart (Rubidium 82 tracer)	Non-invasive imaging of the perfusion of the heart
January 1, 1998	Lung cancer (non-small cell)	Initial staging
January 1, 1998	Solitary pulmonary nodules (SPN’s)	Characterization
July 1, 1999	Colorectal cancer	Determining location of tumors if rising carcinoembryonic antigen (CEA) level suggests recurrence
July 1, 1999	Lymphoma	Staging and restaging only when used as an alternative to gallium scan
July 1, 1999	Melanoma	Evaluating recurrence prior to surgery as an alternative to a gallium scan
July 1, 2001	Colorectal cancer	Diagnosis, staging and restaging
July 1, 2001	Esophageal cancer	Diagnosis, staging and restaging
July 1, 2001	Head and neck cancers (excluding central nervous system and thyroid)	Diagnosis, staging and restaging
July 1, 2001	Lung cancer (non-small cell)	Diagnosis, staging and restaging
July 1, 2001	Lymphoma	Diagnosis, staging and restaging
July 1, 2001	Melanoma	Diagnosis, staging and restaging; not covered for evaluating regional nodes
July 1, 2001	Myocardial viability	Covered only following inconclusive single photon emission computed tomography (SPECT)
July 1, 2001	Refractory seizures	Pre-surgical evaluation
February 20, 2002	Myocardial viability	Primary evaluation or initial study to determine myocardial viability prior to revascularization
February 27, 2002	Breast cancer	Staging, recurrence/restaging and monitoring therapy

Source: Section 50-36 of the CMS Coverage Manual and CMS Decision Memoranda #CAG-00094A and #CAG-00098N

      As the foregoing table suggests, the majority of PET scans today are performed for oncology procedures. According to the U.S. Centers for Disease Control, cancer is the second leading cause of death in the U.S., with one in four deaths in the U.S. related to cancer. Incidence of cancer increases with age. The number of Americans age 45-64 who will reach 65 over the next two decades increased by 34% during the past decade. We believe the utilization of PET in the oncology market will continue to grow due to the aging of the population, a corresponding increase in the number of patients with cancer and discoveries involving the use of PET in additional oncology applications as well as the expansion of reimbursement to additional cancer indications.

      We also expect new innovations involving PET. Research and development activities in the industry are focused on decreasing scan times, thereby increasing patient throughput capacity and improving patient comfort and image quality. For example, by using detectors made from lutetium oxyorthosilicate, or LSO, rather than the traditional detector material, bismuth germanate, or BGO, scan times for certain routine procedures could potentially be decreased from approximately 30 minutes to approximately five minutes.

Other research and development activities focused on improving image quality have recently resulted in the commercial introduction of a combined PET/ CT scanner. The combination of PET and CT technologies in a single scanner results in better diagnostic and therapy monitoring capacity than either technology alone and allows physicians to identify the location of biologic abnormality with more precision. By pinpointing the location of malignant tumors and providing clearer images, we believe the combined PET/ CT has the potential to revolutionize both the practice and business of cancer treatment by, for example, facilitating concurrent tumor ablation or resection.

      We also believe that research and development activities focused on the development of new radiopharmaceuticals may allow PET scanners to detect and monitor additional diseases which, in turn, could increase the number of recognized indications for PET.

Business Strategy

      Our business focuses on enabling diagnosis and therapy monitoring for cancer, cardiac disease and neurological disorders using molecular imaging technology. Our overall goal is to expand and integrate PET into standard clinical practice by delivering innovative “total solutions” that support adoption and use of PET technology. We intend to enhance our position as the leading provider of integrated PET products and services in order to capitalize on the rapidly growing molecular imaging market. To achieve this objective, we intend to pursue the following strategies:

      Increase Overall Utilization of PET Technology. We intend to stimulate increased utilization of PET procedures by:

•	supporting efforts to increase the number and scope of PET procedures that are approved for reimbursement;

•	educating physicians, patients, pharmaceutical companies and payors regarding the clinical advantages of PET;

•	expanding the utilization of our PET scanners beyond diagnosis to managing the treatment of disease; and

•	developing new applications for PET technology by supporting clinical trials that involve PET, collaborating with pharmaceutical companies and developing new radiopharmaceuticals.

      Continue Offering Customers a Comprehensive Line of Integrated PET Products and Services. We intend to emphasize our “total solutions” approach by offering a broad range of integrated products and services that complement our sophisticated PET imaging equipment in order to:

•	better compete with larger imaging equipment companies that have a superior ability to offer customers financing arrangements and price concessions for PET scanners but lack the full array of products and services a customer needs to operate a PET imaging business;

•	offer products and services that are comprehensive yet individually tailored to meet the differing needs of a variety of customers in a variety of clinical settings;

•	facilitate entry into the PET imaging business by offering new providers an integrated total solution of all products and services necessary to incorporate the benefits of PET into a clinical setting; and

•	capture a greater share of PET-related expenditures as the market for PET imaging products and services continues to grow.

      Expand Our Direct Sales Force and Distribution Network. In order to capture a large portion of the anticipated growth in demand for PET scanners, we intend to enhance our sales and distribution capacity by:

•	expanding our direct sales force, including the addition of CTI sales representatives in major U.S. metropolitan markets and adding dealers and distributors in key international markets; and

•	pursuing a multiple distributor strategy for our PET scanner products through CTI PET Systems.

      Continue to Build Our Manufacturing and Distribution Network for Radiopharmaceuticals. We intend to further expand our existing PETNet network of radiopharmaceutical manufacturing and distribution facilities in order to:

•	seize “first mover” advantage by being the first PET radiopharmacy in targeted markets and leveraging our access to lower cost, self-manufactured cyclotrons;

•	continue to grow our recurring revenue streams; and

•	extend the reach of the PETNet radiopharmacy network and leverage this greater scale to achieve operating efficiencies and improve delivery time.

      Maintain Our Technological Leadership Through Focused Research and Development. We have been a leading innovator of PET technology, and through CTI PET Systems are dedicated to the development of next generation PET scanners in order to:

•	take advantage of our exclusive right to use LSO in molecular imaging products to advance the state-of-the-art in PET scanners;

•	improve image quality for better diagnosis and treatment of patients;

•	shorten scan times for increased patient comfort and throughput capacity; and

•	expand clinical applications of PET technology.

      Develop New Proprietary Radiopharmaceuticals. We intend to focus significant research and development efforts on our radiopharmaceuticals business, including efforts to:

•	develop new varieties of radiopharmaceuticals to improve image quality, extend imaging capabilities to biological processes of additional organs and extend the use of PET imaging to additional diseases;

•	collaborate with leading pharmaceutical companies and academic institutions to, among other things, improve their process for conducting research and clinical trials; and

•	explore new therapeutic applications for PET, including the potential for targeted drug delivery to particular organs.

Our Products and Services

      Our products and services can be broadly classified into four principal categories:

•	PET and PET/ CT scanners;

•	detector material products;

•	radiopharmaceuticals; and

•	other PET products and services.

PET and PET/ CT Scanners

      Our subsidiary, CTI PET Systems, manages the development, manufacturing, distribution and sale of the ECAT® line of PET scanners. This line of scanners consists of stand alone PET scanners and the combined PET/ CT scanner. The scanner system consists of a scanner frame known as the gantry, a patient bed, an acquisition computer and a high-speed operator’s workstation. The ECAT® scanner line performs simultaneous acquisition, image reconstruction, processing, and data analysis, which enhances patient throughput and generates prompt results. The scanners produced by CTI PET Systems typically range in price from $600,000 to $2.5 million and offer customers a range of throughput times, resolution and image quality. With the variety in pricing and function, we are able to meet the needs of small and mid-sized imaging centers, as well as larger facilities that require more extensive equipment for clinical research purposes. For a discussion of segment financial information, see “Segments” in note 13 of the notes to our consolidated financial statements appearing elsewhere in this prospectus.

Detector Material Products

      We believe we are now the leading manufacturer of bismuth germanate, or BGO, detector material, the most widely used detector material in PET today. We manufacture BGO detector material for use in our products and for supply to other PET manufacturers.

      We also manufacture LSO detector material for use in our PET scanners. By using LSO as a detector material in our products, we expect our scanners to provide improved performance and diagnostic accuracy by decreasing patient scan times and increasing image quality. We have exclusive rights to the development and manufacturing of LSO as a detector material. We acquired these exclusive rights from Schlumberger Technology Corporation in February 1995. The rights terminate upon the expiration of Schlumberger’s patents for LSO, which are currently scheduled to expire in October 2008. We also have an agreement with a supplier who provides up to half of our LSO detector material requirements.

      The following table highlights the benefits of LSO versus BGO as a detector material in PET scanners:

LSO
FEATURE	LSO	BGO	ADVANTAGE

Scan Time
The smaller the decay constant for the detector material, the shorter the patient scan time.	Decay constant of 40 nanoseconds, or more than seven times faster than BGO.	Decay constant of 300 nanoseconds.	LSO-based scanners generally require a shorter patient scan time than BGO-based scanners. This shorter scan time increases the number of patient scans that can be performed each day thereby reducing the likelihood of image distortion due to patient movement.
Image Quality
Detector materials that provide a higher light output allow for higher image resolution and higher sensitivity.	LSO has a light output of 75 on a scale of 100, or five times greater light output than BGO.	BGO has a light output of 15 on a scale of 100.	The increased light output results in better image quality for LSO-based scanners and allows the detection of smaller lesions.
Proprietary Technology
	We have an exclusive license to use LSO in the molecular imaging market.	We do not have an exclusive right to use BGO and it is commonly used by our competitors.	We believe the combination of our exclusive license to use LSO and the performance benefits of LSO provide us with a significant competitive advantage.

Radiopharmaceuticals

      Through our PETNet subsidiary, we currently operate 32 radiopharmaceutical production and distribution centers, referred to as PETNet radiopharmacies, located in major metropolitan areas across the U.S. Of our 32 radiopharmacies, we operate 12 cyclotrons owned by others, or hosts, pursuant to contracts. Our PETNet radiopharmacies principally produce and distribute FDG, which is used in oncology, cardiology and neurology applications. Our PETNet radiopharmacies allow customers to obtain a cost effective source of radiopharmaceuticals without having to purchase and operate their own cyclotron. In addition, our nationwide network of distribution centers provides our customers with assurance that their radiopharmaceutical requirements will be satisfied in a timely manner that reduces scanner downtime and facilitates patient scheduling. We also provide various PET-related services through PETNet, including reimbursement education, radiation safety consulting, licensure assistance and marketing assistance. In the six months ended March 31, 2002, we delivered 53,650 doses of FDG, excluding doses provided to hosts and doses sold by radiopharmacies owned by unconsolidated joint ventures, for procedures conducted by approximately 300 PET scanners. Of those 300 PET scanners, more than one-half were manufactured by companies other than CTI PET Systems. We believe that the demand for radiopharmaceuticals will expand with the future growth of the PET market and the growing demand for PET services. To meet this demand, we expect to continue the expansion of our PETNet network.

Other PET Products and Services

      Cyclotron Systems. We produce cyclotrons for the production of radiopharmaceuticals at our PETNet radiopharmacies and for sale to hospitals and imaging centers that choose to manufacture radiopharmaceuticals for themselves. Our cyclotrons provide a cost-effective, easy-to-operate, self-shielded, and automated system that produces positron-emitting radionuclides and compounds used in making radiopharmaceuticals such as FDG. We developed these systems to improve efficiency and lower cost while maintaining high levels of performance, improved production capacity, automated operation, and a complete line of automated chemistry modules. Our cyclotrons combine high beam quality and shielding with efficiencies in space requirements, building modifications and operating costs. In 2001, we introduced a new high performance cyclotron with 50% more production capacity than our previous model, while maintaining its cost-effective, self-shielded design. Currently, we offer two cyclotron models: the RDS 111, which is designed for hospital use, and the RDS ECLIPSE, which is built for high-yield commercial use.

      PowerSolutions Network. We are in the process of introducing an Internet-based product called the PowerSolutions Network to connect physicians, PETNet radiopharmacies and patients to PET providers. The PowerSolutions Network will facilitate the sharing of relevant information among users, thereby improving efficiency by automating some aspects of the PET process. The PowerSolutions Network can be used to schedule imaging procedures and to obtain information regarding reimbursement. We expect this network to increase the efficiency of our PETNet radiopharmacies by allowing PET facilities or hospitals to order radiopharmaceuticals on line as opposed to ordering by facsimile or phone. Further, the PowerSolutions Network will provide us with an on-line method to educate physicians regarding the clinical advantages of PET.

      Additional Products and Services. Establishing, operating and maintaining a facility to conduct molecular imaging procedures requires more than purchasing a molecular imaging scanner. Our customers face challenges ranging from designing their facility to educating referring physicians and imaging technologists in the operation of the scanner. Our extensive experience in the molecular imaging industry allows us to help our customers through this process by offering a broad range of services. These include:

Repair and Maintenance Services. We offer our customers the opportunity to enter into long term service contracts with us pursuant to which we agree to provide repair and maintenance services, including scheduled preventive maintenance, troubleshooting and problem diagnosis, service and repair procedures and replacement parts installation. Of the approximately 200 PET scanners sold by us in the U.S., 90 are under contract for repair and maintenance services at an average price of $117,000 per year.

Site Planning and Installation Services. Prior to installing a PET scanner, we assist our customers with the development of their sites by providing pre-installation site inspections, consultation with facility architects, construction management services, system requirement and specification development and development of site planning documentation. Once a site is completed, we will then provide installation services including transporting the system to the facility, connecting all subsystems, completing the system start-up and safety check and conducting the initial performance testing.

Radioactive Materials Licensing. A radioactive materials license is required to operate a molecular imaging center. Gathering the forms and information needed for the license application is a lengthy and cumbersome process. We work with our customers to collect the necessary information and then prepare the license application for submission. Once submitted, we track the progress of the application until it is received from the applicable state agency.

Technologist Recruiting and Training. The day-to-day responsibilities for operating a molecular imaging scanner and interacting with patients are generally handled by a molecular imaging technologist. As a result of our extensive contacts in the molecular imaging industry, we have the capability to help our customers recruit and hire these technologists. Once hired, we also provide them with additional training.

Physician Training. We have a preceptorship program in operation at several facilities to train physicians in the details of PET imaging. We arrange for the physician to attend these courses. This training allows the physician to gain hands-on experience in an operational molecular imaging facility. The preceptorships typically last five days and include continuing medical education credits.

Telephone Support. We also provide our customers access to a telephone support, or “help desk,” hotline where we have service personnel standing by to assist our customers with questions related the operation of our products. This hotline can also be used to order spare parts and request emergency on site assistance.

Calibration Sources. Through our subsidiary, CTI Services, Inc., we produce the radioactive source rods used to calibrate our ECAT® scanners. These rods are used by CTI PET Systems in our newly manufactured scanners. We also sell replacement source rods to our customers.

Research & Development

      Our founders and directors are recognized leaders in the development of PET technology. For example, our executive officer and director, Ronald Nutt, Ph.D., has been credited with co-developing the combined PET/CT and our director, Michael Phelps, Ph.D., one of the original inventors of the PET scanner, is a leading academic figure in PET. As a result of their leadership, we have been responsible for the development of many of the major commercial innovations in PET since our formation in 1983. The following table highlights some of these innovations:

Date	Innovation

1985	Invented the block detector which assisted in the commercial introduction of PET by lowering the cost and increasing the performance of PET equipment

1990	Developed the first three dimensional high resolution PET that images human organs in a single frame

1992	First to develop whole body imaging capability

1995	Developed the first whole body three dimensional PET scanner for cancer

1997	Commercially introduced the RDS 111 cyclotron which incorporated proprietary technology that lowered the cost, target volumes and power requirements for our cyclotrons and provided electronic automated preparation of radiopharmaceuticals

1998	Developed the first 2mm brain scanner (not commercially approved)

1998	Invented the combined PET/CT and demonstrated the first clinical image using a PET/CT

2001	Introduced LSO scanners on a commercial basis

      Our research and development team focuses on developing the next generation of PET scanners, cyclotrons and radiopharmaceuticals. In addition to our internal ideas, our research and development department collaborates with a network of leading physicians, academic imaging experts and, in the case of CTI PET Systems, with Siemens. We actively involve scientists and physicians during the research and development process in order to produce products that are truly customer driven and customer focused. We incurred $19.0 million in 2001, $14.9 million in 2000 and $10.6 million in 1999 in research and development expenses, including clinical and regulatory expenses.

      In order to enhance our research capabilities, we have also entered into collaboration arrangements with a number of universities and research institutions. For example, in 1994 we entered into a collaboration agreement with UCLA for the development of new molecular imaging technology. This relationship has led to a number of breakthrough developments in molecular imaging, from imaging the expression of genes to the development of new experimental radiopharmaceuticals. For example, our image of Alzheimer’s-related plaques using a new radiopharmaceutical was selected as the image of the year in 2001 by the Society of Nuclear Medicine. CTI PET Systems also worked with Dr. David Townsend at the University of Pittsburgh to develop the PET/CT which was recognized by TIME Magazine as the medical science “Invention of the Year” in 2000. Further, CTI PET Systems worked with the Max Planck Institute in Germany to develop the first large field of view clinical scanner in 1990 and, more recently, a 2mm brain scanner. These collaboration arrangements have increased our access to world class physicians and scientists and have given us a platform to expand our name recognition in the scientific and medical communities and to increase understanding among physicians of the benefits of PET.

      Our role as a leader in the area of research and development is exemplified by the academic and research institutions that use our products. Today, our products are used by many of the leading medical and scientific institutions including The Cleveland Clinic, Columbia Presbyterian, Emory University, Washington University in St. Louis, Baylor University, UCLA, MD Anderson Cancer Center, Hospital San Raffaele in Milan, Italy, DKFZ German Cancer Research Center in Heidelberg, Germany, Peking Union Medical College in Beijing, China, and Max Planck Institute in Koln, Germany.

Products Under Development

      CTI PET Systems is developing a next generation of dedicated PET scanners that use our advanced LSO-based detector systems. The next generation of scanners is expected to provide substantially higher patient throughput while providing improved image quality, a larger field of view and upgradeable performance. CTI PET Systems is also developing the next generation of PET/CT scanners that will incorporate advanced LSO-based detector systems. This next generation PET/CT is expected to better integrate PET and CT and is anticipated to substantially decrease body scan time to be consistent with the scan times of a CT while improving image quality.

      We are also expending significant resources in the development of the next generation of commercially available radiopharmaceuticals. Through this development process, we hope to expand the number of PET indications by, among other things, creating new proprietary radiopharmaceuticals that will allow PET to diagnose and manage an increasing number of diseases and to produce a closer alignment between molecular imaging of disease with PET radiopharmaceuticals and the treatment of disease with pharmaceuticals. Currently, we are working on the development of new radiopharmaceuticals to enhance the ability of PET to detect disorders such as inflammation, breast cancer, prostate cancer, Parkinson’s disease and Alzheimer’s disease.

      In order to further enhance our role as a leader in developing new PET technology and radiopharmaceuticals, PETNet has established a collaborative research and development facility with the UCLA School of Medicine. We refer to this new facility as the LA Tech Center. One of the goals of the LA Tech Center is to expand the use of PET technology to accelerate the drug development process. We believe PET has a number of advantages over other imaging modalities that will allow pharmaceutical companies to use PET to more quickly identify whether their developmental drugs are reaching their intended targets and achieving the desired therapeutic results. We anticipate that the use of PET by pharmaceutical companies could help to improve their success rate in clinical trials and speed up the drug development process. In addition, by expanding the use of PET in the drug development process, we hope to increase awareness in the medical community of the significant benefits of PET in identifying and measuring the progression of diseases.

Our Relationship with Siemens

Ownership of CTI PET Systems

      In 1987, we entered into a joint venture agreement with Siemens Medical Solutions USA, Inc., a wholly owned subsidiary of Siemens AG, pursuant to which Siemens acquired 49.9% of the outstanding capital stock of our subsidiary, CTI PET Systems. The cash consideration paid by Siemens for its 49.9% interest was paid directly to the individual shareholders of CTI PET Systems. The amount of the consideration, and the determination of the ownership percentage acquired by Siemens, were negotiated at arm’s length between Siemens and the shareholders of CTI PET Systems. Neither Siemens nor any of its affiliates has any ongoing financial obligations, commitments or guarantees with respect to CTI PET Systems related to the formation or operation of the joint venture. We entered into the joint venture agreement in order to provide us with access to Siemens’ global distribution network and to include our scanners in its product line.

      Put/Call Provision. The joint venture agreement contains, among other things, a put/call provision pursuant to which Siemens has the right to acquire from us for cash up to that number of shares of CTI PET Systems common stock necessary to bring Siemens’ aggregate ownership interest in CTI PET Systems to 80%. We refer to this as the call right. The call right becomes exercisable upon CTI PET Systems exceeding certain PET scanner unit sales volumes, as described below. Upon an exercise by Siemens of the call right, we have a one-time right to defer the sale for a period of one year. Upon CTI PET Systems exceeding the same minimum unit sales volumes, we have a right to require Siemens to purchase from us the same number of shares of CTI PET Systems common stock. We refer to this as the put right. Upon our exercise of the put right, Siemens also has a one-time right to defer its purchase for a period of one year.

      The exercisability of the put/call right is contingent upon CTI PET Systems selling, during the year preceding exercise, in excess of the cumulative total number of units specified in the “Siemens minima plus 20% plan” attached to the joint venture agreement. The “Siemens minima plus 20% plan” provides for annual increases in the cumulative total number of units sold by CTI PET Systems beginning on December 9, 1987. As of March 31, 2002, the cumulative total number of units sold by CTI PET Systems was 425. By the end of 2002, CTI PET Systems would need to have sold a cumulative total of 907 units to achieve the required cumulative sales level for the put/call right to be exercisable. After 2002 the cumulative unit sales requirement increases by 74 units each year. It is impossible to definitively state when the put/call right will become exercisable by either party. However, based upon our current forecasts, we believe that the minimum sales volumes are not likely to be met before 2005.

      Upon exercise of either the put or the call, the joint venture agreement provides that the parties will attempt to negotiate the price to be paid for the CTI PET Systems shares. In the event the parties are unable to agree upon the price within 60 days, the price will be determined through an appraisal process with each party obtaining a valuation of the CTI PET Systems shares by an independent professional experienced in the valuation of closely-held corporations similar to CTI PET Systems. If the valuations that are obtained are within 20% of each other, the price to be paid for the CTI PET Systems shares will be the average of the two valuations. If the difference between the valuations is more than 20%, the two appraisers will select another independent appraiser to provide a third valuation. In this case, the price to be paid for the CTI PET Systems shares will be the average of the two valuations that are the closest to each other.

      If the put/call right is exercised and Siemens’ aggregate ownership interest in CTI PET Systems increases to 80%, Siemens will then be able to effect a merger of CTI PET Systems with another Siemens-controlled entity and acquire the remaining 20% from us. Siemens will only be required to pay us either a negotiated price for the remaining 20% or, if we and Siemens are unable to agree, the fair value of the shares as determined in accordance with applicable provisions of the Tennessee General Corporation Act.

      Use of Proceeds from Sale. If the put/call right is exercised, we will have broad discretion with respect to the use of the proceeds received from Siemens in connection with our sale of the shares of CTI PET Systems. We anticipate that we will evaluate appropriate alternatives as we approach the cumulative totals. Possible uses of the proceeds include the repayment of debt, strategic acquisitions, investment in product development and repurchase of a portion of our outstanding shares.

      Distributions. The joint venture agreement does not provide for any mandatory dividends or distributions by CTI PET Systems to us or to Siemens. Since the formation of the joint venture, CTI PET Systems has not paid any dividends or made any distributions on its capital stock. Payment of future dividends or distributions, if any, on the capital stock of CTI PET Systems would be at the discretion of the CTI PET Systems board of directors.

      Non-Competition Agreement. The joint venture agreement contains covenants not to compete which will prohibit us from participating in or owning an interest in any business that develops, sells or manufactures products that compete with the products offered by CTI PET Systems. This non-compete provision will remain in effect for a period of three years following the sale of our shares of CTI PET Systems pursuant to the exercise of the put/call right. Siemens is subject to a substantially similar covenant not to compete which will also remain in effect following the exercise of the put/call right.

      Ownership of Intellectual Property and Other Assets. Following an exercise of the put/call right, Siemens will acquire control of CTI PET Systems and will therefore control the rights to the patents and other intellectual property then held by CTI PET Systems. These patents cover various electronics, detector technologies and algorithms incorporated into our ECAT® scanners. We would not retain any right to use this patented technology following a sale except to the extent of any then existing licenses or other agreements between us and CTI PET Systems. Siemens would also acquire control of the other tangible and intangible property owned by CTI PET Systems, including the assets used to manufacture and develop ECAT® scanners. However, the patents and other technology held or licensed by us, such as the license for the use of LSO and the patents for our cyclotron technology, would not be affected by an exercise of the put/call right.

      LSO Supply Arrangements. During the term of an existing sublicense agreement between us and CTI PET Systems, we are obligated to sell LSO technology to CTI PET Systems on terms more favorable than we sell such technology to any other party. However, we are not restricted from selling LSO to a competitor of CTI PET Systems. This sublicense automatically terminates upon the termination of our current LSO license, which expires in October 2008.

      Governance of CTI PET Systems and CTI. The joint venture agreement grants various rights to Siemens regarding the governance of CTI PET Systems, including the right to:

•	designate two members of the five member board of directors of CTI PET Systems (we also have the right to designate two members of the CTI PET Systems board);

•	select the fifth director of CTI PET Systems from a list of candidates that we submit to Siemens; and

•	nominate one individual to serve as either the chairman of the board of directors or the president of CTI PET Systems with the appointment to the specific office to be at the discretion of the board.

We have also agreed that for so long as we and Siemens each own more than 20% of the outstanding shares of CTI PET Systems, our board of directors will nominate a representative of Siemens, chosen by Siemens, to serve as a member of our board of directors. Several of our stockholders, who will collectively own an aggregate of 41.7% of the outstanding shares of our common stock, after giving effect to this offering, have agreed to vote in favor of the Siemens’ nominee. Currently, Bernd Haetzel is the nominee selected by Siemens to serve on our board of directors.

      The joint venture agreement also contains provisions for the orderly and prompt resolution of disputes among the parties. In the fifteen years since the formation of the joint venture, the parties have only elected to avail themselves of the dispute resolution procedures twice. Most recently, the process was used to address a contract interpretation issue with respect to the implementation of the multiple distributor strategy. A favorable resolution was reached that has led to the expansion of our sales and marketing force for the distribution of products manufactured by CTI PET Systems. Additionally, this process has resulted in the signing of a number of new long-term contracts with Siemens and increased joint projects with Siemens on several new initiatives, including the development of the next generation PET/CT.

      Intercompany Services between CTI PET Systems and CTI. We have entered into an administrative services agreement with CTI PET Systems pursuant to which we provide certain administrative services to CTI PET Systems. Currently we provide CTI PET Systems with human resources services, information technology services, facilities support and maintenance services, regulatory services and various other corporate services. We also allow employees of CTI PET Systems to participate in certain of our employee benefit programs, including our stock option plan. In addition, CTI PET Systems and CTI provide one another with various accounting and financial services.

      Changes due to Multiple Distributor Strategy. Prior to the implementation of the multiple distributor strategy, our senior officers also served as senior officers of CTI PET Systems in similar capacities. Given the growth of our business and the transition to the use of multiple distributors, we have agreed with Siemens that we will appoint separate officers to serve each entity. Accordingly, we have agreed that Dr. Nutt, the President of CTI PET Systems and our Senior Vice President and Technology Director, will resign as an officer of CTI on or before October 1, 2002 and will serve only as an officer of CTI PET Systems. Thereafter, Dr. Nutt may serve as an officer of either CTI or CTI PET Systems, but not as an officer of both entities simultaneously. Dr. Nutt will continue to serve as a member of our board of directors. Mr. Templin, the Chief Financial Officer of CTI PET Systems, also has agreed not to serve as an officer of both entities simultaneously. We currently anticipate that Dr. Nutt will resign as President of CTI PET Systems following exercise of the put/call right and immediately prior to Siemens acquiring control of CTI PET Systems. In doing so, there are no restrictions upon Dr. Nutt’s ability to immediately assume a role as an officer of CTI.

      CTI PET Systems has implemented other changes in connection with the transition to the use of multiple distributors, including the adoption of policies and procedures to protect the confidential information of its distributors and the elimination of its sales force.

Distribution Agreement

      Siemens served as our exclusive distributor of ECAT® scanners from 1987 to 1997. From 1997 until 2001, Siemens and CTI PET Systems served as the only distributors of ECAT® scanners. In 2001, CTI PET Systems adopted a multiple distributor strategy in order to expand its distribution channel. As a result, we are now serving as a direct distributor of the products manufactured by CTI PET Systems. Our distribution agreement with CTI PET Systems grants us a non-exclusive worldwide right to distribute PET scanners manufactured by CTI PET Systems. Pursuant to the terms of our distribution agreement, CTI PET Systems has an obligation to sell scanners to us at a price that is no less favorable than the price offered by CTI PET Systems to any of its other distributors based on comparable volumes. In connection with this new multiple distributor strategy, CTI PET Systems also entered into a new distribution agreement with Siemens that contained terms that are substantially similar to the terms of our agreement.

      As a result of our new distribution agreement with CTI PET Systems, we anticipate that following the exercise of the put/call right we will continue to have a right to distribute PET products manufactured by CTI PET Systems through at least 2010. During the term of our distribution agreement, we will have access to new products developed by CTI PET Systems on the same terms and conditions that CTI PET Systems grants distribution rights to Siemens.

Credit Facility

      Pursuant to the terms of our revolving credit facility with SunTrust Bank, CTI PET Systems is allowed to borrow up to $55.0 million under the credit facility to finance its operations. As of April 30, 2002, CTI PET Systems had an outstanding balance under the credit facility of approximately $13.9 million. CTI PET Systems pays its pro rata portion of all fees and commissions under this credit facility. Our subsidiaries guarantee all obligations under the credit facility, except that the guarantee by CTI PET Systems is limited to $55.0 million and does not include any advances under the credit facility that are loaned (on an intercompany basis) to our PETNet subsidiary. The credit facility and the obligations of our subsidiary guarantors under the credit facility are secured by a lien on substantially all of our assets (including the capital stock or other forms of ownership interests we hold in our subsidiaries) and the assets of our subsidiary guarantors, except that the lien securing the guarantee of CTI PET Systems is principally limited to the accounts receivable and inventory of CTI PET Systems.

Other Relationships

      In addition to the relationships previously discussed, we have entered into various other commercial arrangements with Siemens. For example, Siemens and CTI PET Systems recently entered into an agreement pursuant to which Siemens agreed to supply CTI PET Systems with CT scanners for the purpose of manufacturing a combined PET/CT scanner. Siemens has also agreed to provide us with replacement parts, training and other support for the CT scanners incorporated into the combined PET/CT systems. CTI PET Systems also has a license to use Siemens’ syngo® software which is an important component of the operating system for the PET/CT.

Competition

      The primary competitive factors in the PET equipment market are quality, technical capability, breadth of product line, distribution capabilities, price, the ability to offer vendor financing, and the ability to provide quality service and support. Our principal competition in the market for PET scanners comes from divisions or subsidiaries of much larger corporations such as GE Medical Systems and Philips Medical Systems. GE Medical Systems has recently started marketing and selling a combined PET/CT, which is the main competitor to the PET/CT manufactured by CTI PET Systems. We also compete with Siemens in connection with the sale and distribution of the PET scanners manufactured by CTI PET Systems, as well as for service and support business. Our competitors also include academic institutions and other public and private research organizations that conduct research, seek patent protection and establish arrangements for commercializing products that compete with our products. We are a relatively modest-sized company compared to our primary competitors in the PET equipment market, GE Medical Systems and Philips Medical Systems. These two competitors have the ability to offer PET customers substantially better financing arrangements than CTI and are better able to compete on price than CTI. However, they both have more limited PET product lines than CTI. Because we offer a comprehensive, integrated line of PET related products and services that complement our PET scanners, we believe we have some competitive advantages over these and other competitors with more limited PET product lines. We also believe that our position as a technological leader in the PET industry helps us to compete in the market for PET scanners.

      We believe the primary competitive factors in the radiopharmaceutical market are national distribution capabilities, reliability of delivery, price, the ability to develop new radiopharmaceuticals and the ability to obtain proprietary rights to any newly developed radiopharmaceuticals and cyclotron technology. In the radiopharmaceutical market, we have three principal groups of competitors. The first group consists of national radiopharmaceutical companies such as Amersham, Tyco, Syncor and Ion Beam Applications (and its subsidiary, Eastern Isotopes). The second group consists of independent regional pharmacy companies such as Geodax and Pharmalogic. The third group of competitors consists of large academic institutions. Setting up a radiopharmacy is capital intensive, involving a significant up-front investment. In addition, the first entrant in a given geographic market often benefits from the ability to establish relationships with key customers without significant competition. These factors can make it advantageous to be the first radiopharmacy, or “first mover,” in a given market. We were the first FDG distributor to enter many of the markets serviced by our network of 32 radiopharmacies. We believe this “first mover” advantage provides us some competitive advantage over other companies that might attempt to enter, or expand their presence in, the radiopharmaceutical markets we already serve. Currently, we estimate that no other single competitor has more than eight radiopharmacies containing cyclotrons that produce and distribute FDG.

      In the cyclotron business, the primary competitive factors are distribution capabilities, effective shielding design, quality, production capacity and automated production capability. We believe our position as a leader in developing cyclotron technology combined with our integrated product line will help us to compete in the cyclotron market.

Sales and Marketing

      Our sales and marketing efforts are focused on two primary segments of the PET market. The first segment includes hospitals, universities and other research institutions. The second segment includes customers such as freestanding imaging centers and cancer treatment centers, often owned by physicians and other entrepreneurs, who we believe are particularly well suited to benefit from our ability to offer a complete, integrated line of PET products and services. In order to effectively target each of these segments, CTI PET Systems recently implemented a multiple distributor strategy for scanners. Through a distribution arrangement with Siemens, we are able to leverage Siemens’ large sales and marketing force to sell dedicated PET scanners and combined PET/ CT scanners to hospitals and research institutions. As a direct distributor of ECAT® scanners, we target customers whom we believe would particularly benefit from our integrated line of PET products and services. As a direct distributor of CTI PET Systems’ products, we have also entered into sub-distribution agreements in certain international markets in an effort to sell more ECAT® scanners abroad and in order to provide us access to new markets in which to sell our other PET products and services.

      Our marketing and sales strategy emphasizes our complete and integrated line of PET related products and services, including PET scanners, radiopharmaceuticals, cyclotrons and services such as physician training and facility planning and design. Unlike many of our competitors who focus on limited aspects of the PET market, our sales and marketing team is able to present CTI as a single source for all PET related needs. In order to implement this strategy, which we call the “total solutions” approach, sales personnel from each of our business segments work together with prospective customers to develop a customized package of products and services.

      Our recent success in assisting the Thompson Cancer Center, a Knoxville, Tennessee based cancer center, offers a good example of our “total solutions” approach. Through the combined efforts of a multi-disciplinary team, we designed and implemented a comprehensive, customized solution for the development and operation of the Thompson Cancer Center’s new PET center. Our service organization assisted the center with the design and installation of the facility. Upon completion of the design and construction phase, the center acquired an ECAT® scanner manufactured by CTI PET Systems and today PETNet provides the center with all of its PET related radiopharmaceutical requirements.

      For fiscal years 2001, 2000 and 1999, our revenues from U.S. sales were $144.7 million, $92.8 million and $38.0 million, respectively. For fiscal years 2001, 2000 and 1999, our revenues from sales outside the U.S. were $44.2 million, $31.2 million and $50.2 million, respectively. Sales through Siemens represented approximately 63.9% of our consolidated revenues for the fiscal year ended September 30, 2001. We have no other single third-party customer that accounts for more than 10% of our sales.

      Firm backlog orders at September 30, 2001 and September 30, 2000 were $109.6 million and $85.0 million, respectively. A majority of this backlog is expected to be earned as revenues by the end of 2002.

Customer Service and Support

      Due to the anticipated growth in our business, we are in the process of expanding our customer service and support staff. We maintain a network of more than 90 service engineers and customer support specialists who provide installation, warranty, repair, training and support services for our products. We generate service revenue by providing service to customers on a time-and-materials basis and through comprehensive service contracts and the sale of parts.

      In our capacity as a direct distributor of CTI PET Systems products, we warrant ECAT® scanners against recurring and significant failures for a period of twelve months. We also warrant our RDS cyclotrons for a period of twelve months. We offer a variety of post-warranty equipment service agreements and software support agreements that permit customers to contract for the level of equipment maintenance and software support they require.

      We believe customer service and support are an integral part of our competitive strategy. Service capability, availability and responsiveness play an important role in marketing and selling medical equipment and systems, particularly as the technological complexity of the products increases. Nevertheless, many hospitals use their own biomedical engineering departments or independent service organizations to service equipment after the warranty period expires. Therefore, we cannot depend on the conversion of all customers to service contracts after the expiration of warranty periods.

Intellectual Property

      Our future growth and ability to compete in the molecular imaging market are substantially dependent on internally developed technologies. We seek to protect our technology through a combination of copyright, patent, trademark, trade secret and other intellectual property laws. As of April 30, 2002, we held 24 U.S. patents and have 17 patent applications pending, which are generally related to our PET scanners, cyclotrons and radiopharmaceutical production. We believe it could take up to four years, and possibly longer, for our pending U.S. patent applications to result in issued patents. Certain technologies already patented in the U. S. are either patented or subject to pending patents in Europe, Canada and Japan. We have also received trademark registrations for “CTI”, “ECAT” and our logo. We also rely on trade secrets and other unpatented proprietary information which we attempt to protect by entering into confidentiality agreements with certain employees, consultants, suppliers, distributors, and other partners. We also seek to control access to and distribution of our documentation and other proprietary information.

      In addition to developing our own technology, we have entered into several license agreements to use third-party technology. For example, we have an exclusive worldwide license from Schlumberger Technology Corporation to use the LSO technology. This license expires upon the expiration of the LSO patents, which are expected to expire in October 2008. We have sublicensed to CTI PET Systems and Concorde Microsystems, Inc. the right to use the LSO technology until such time as the License Agreement between CTI and Schlumberger has expired.

Manufacturing

      CTI PET Systems assembles ECAT® scanners, and we assemble RDS cyclotrons, from components manufactured by us and components supplied to us by suppliers to whom we have outsourced portions of our manufacturing process. For ECAT® scanners, the most significant internal manufacturing process involves the production of detector materials, which includes several proprietary processes. Examples of components manufactured on an outsourced basis include circuit boards, wiring harnesses, computer software, mechanical gantries and patient couches. Outsourced components are either standard products or are manufactured according to our specifications. Typically, outsourced components that are manufactured according to our specifications are tested by the outsource manufacturer using test systems designed and supplied by our engineers and manufacturing staff. Each major outsourced component has an assigned outsource manager from our manufacturing staff. We use ongoing periodic inspection to help us monitor whether our outsource manufacturers are continuing to meet our quality standards. We believe that outsourcing enables us to reduce fixed costs and capital expenditures while also providing us with the flexibility to increase production capacity.

      A number of components used in our existing products, as well as products under development, are purchased from single sources. For example, we purchase a substantial portion of the raw material used to create our LSO detector material from a single source. In addition, while we do manufacture LSO detector material internally, our internal production capacity does not meet all of our requirements. We obtain the balance of our LSO requirements from a single supplier. Disruptions or loss of supply from any of our single source suppliers could disrupt our manufacturing process or cause significant unanticipated costs in obtaining alternative components or in incorporating alternative components into our production process.

      Our facility and quality system is inspected by TUV, an independent auditing firm responsible for granting accreditations of European Union Medical devices and quality assurance systems. Our facility and quality assurance systems have been found by TUV to conform to the requirements of ISO-9001 and the European Union Medical Device Directive.

Government Regulation

      Our business is subject to many governmental and regulatory requirements relating to health care matters. We believe our current arrangements and practices are in material compliance with applicable statutes and regulations. However, we have not received or requested legal opinions from counsel or from any federal or state regulatory authority to this effect, and many aspects of our business operations have not been the subject of federal or state regulatory interpretation. As a result, we can not assure you that our current or prior practices or arrangements will not be found to be in compliance with applicable laws and regulations, and any such noncompliance could result in a material adverse effect to us.

Licensure Laws

      We are subject to licensing and regulation under multiple federal and state laws, including laws relating to the use and handling of radioactive materials and laws relating to the operation of pharmacies. We also are required to register with the appropriate state agencies our radioactive sealed sources and each cyclotron that we own and operate. In addition, some states require us to obtain a reciprocity license before delivering radiopharmaceuticals or servicing machines utilizing radioactive materials in those states. The pharmacists operating in the PETNet sites must be licensed, and many states require imaging technologists that operate PET systems to be licensed. We believe our operations are in material compliance with applicable federal and state licensure laws and regulations. Nevertheless, there can be no assurance that our current or past operations would be deemed to be in compliance with applicable laws and regulations, and any noncompliance could result in a material adverse effect on us.

Certificate of Need Laws

      In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or services, including diagnostic imaging systems or provision of diagnostic imaging services by our clients. Certificate of need regulations may limit or preclude our clients from providing diagnostic imaging services or systems. At present, a number of states in which we sell PET systems have certificate of need laws that restrict the supply of PET systems and other types of advanced medical equipment. Certificate of need laws were enacted to contain rising health care costs, prevent the unnecessary duplication of health resources, and increase patient access for health services. In practice, certificate of need laws have prevented hospitals and other providers who have been unable to obtain a certificate of need from acquiring new machines or offering new services. A significant increase in the number of states regulating our business through certificate of need or similar programs could adversely affect us.

U.S. Food and Drug Administration, or FDA, and State or Foreign Approvals

      Numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies, strictly regulate our products and research and development activities. The Federal Food, Drug, and Cosmetic Act, the regulations promulgated under this act, and other federal and state statutes and regulations, govern, among other things, the pre-clinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping and reporting, advertising and promotion of medical devices.

      Devices. Generally, before we can market a new medical device, we must obtain marketing clearance through 510(k) premarket notification. The FDA will typically grant a 510(k) clearance if we can establish that the device is substantially equivalent to a predicate device. It generally takes us several months from the date of a 510(k) submission to obtain clearance, but it may take longer, particularly if a clinical trial is required. We have obtained 510(k) clearance covering our PET scanners for use in a broad range of PET imaging applications for the purpose of determining various metabolic (molecular) and physiologic functions in humans. This general clearance covers diagnostic applications and applications for monitoring the treatment of disease.

      The FDA generally requires premarket approval for a medical device that does not have a predicate device. The FDA will typically grant a premarket approval if a sponsor provides valid scientific evidence that establishes the safety and effectiveness of the device. We do not anticipate that a premarket approval will be required for any of the PET scanners we develop in the foreseeable future.

      If human clinical trials of a device are required for a 510(k) submission and the device presents a significant risk to the patient in the trial, the sponsor of the trial, usually the manufacturer or the distributor of the device, must file an investigational device exemption application prior to commencing human clinical trials. The investigational device exemption application must be supported by data, typically including the results of animal and/or laboratory testing. If the investigational device exemption is allowed to go forward by the FDA and one or more appropriate institutional review boards, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as detailed in the investigational device exemption. If the device presents an insignificant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by the institutional review boards alone. Submission of an investigational device exemption does not give assurance that the FDA will allow the investigational device exemption to progress and if allowed to progress there can be no assurance the FDA will determine that the data derived from the studies supports the substantial equivalence of the device or warrants the continuation of the clinical trials. An investigational device exemption supplement must be submitted to the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects.

      In addition to granting marketing clearances for our products, the FDA and international regulatory authorities periodically inspect our facilities and operations. We must comply with the host of regulatory requirements that apply to medical devices marketed in the U.S. and internationally. These requirements include labeling regulations, manufacturing regulations, Quality System Regulation requirements, medical device reporting regulations that require a manufacturer to report to the FDA adverse events involving its products, and the FDA’s general prohibitions against promoting products for unapproved or off-label uses. The FDA periodically inspects device and drug manufacturing facilities in the U.S. or manufacturers of product to be marketed in the U.S. in order to assure compliance with applicable regulations.

      Cyclotrons. We believe that our cyclotrons are manufacturing equipment, rather than medical devices as defined under the Food, Drug and Cosmetic Act (i.e., they are not intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease, or intended to affect the structure or any function of the human body), and thus are not subject to regulation as medical devices. The FDA has not disputed our position regarding the regulatory status of our cyclotrons after numerous agency inspections of our facilities and operations over the past several years.

      Radiopharmaceuticals. Our PET drug products currently are manufactured and sold through our PETNet radiopharmacies, each of which operates under an applicable state pharmacy license and compounds PET drug products in response to the order of a licensed practitioner. The FDA traditionally has deferred regulation of the practice of medicine and pharmacy to state and local authorities. However, the Food and Drug Administration Modernization Act of 1997 (the “1997 Act”) provides a new framework for FDA regulation of PET drug products.

      FDA generally requires sponsors to submit a new drug application prior to marketing a drug to demonstrate that the drug is safe and effective for its intended uses. FDA will approve the new drug application only if the drug’s safety and effectiveness has been demonstrated by extensive, controlled clinical data, or by references to such data, and the sponsor has shown adequate manufacturing and controls. A sponsor may also submit an abbreviated new drug application, which does not require safety and effectiveness data, but generally requires a showing that the drug is “bioequivalent” to an already approved drug. Under the 1997 Act, FDA currently cannot require the submission of a new drug application or abbreviated new drug application for any compounded PET drug product that conforms to the PET compounding standards and the official monographs of the United States Pharmacopeia until two years after the agency adopts appropriate new drug approval procedures and current good manufacturing practice requirements for these products. The FDA believes that the 1997 Act directs the agency to establish approval procedures and current good manufacturing practice requirements for all PET drugs, without any exclusion for compounded PET drugs. Currently, any PET drug product that does not comply with United States Pharmacopeia PET compounding standards and official monographs is deemed by FDA to be an adulterated drug and may not lawfully be sold.

      On March 10, 2000, FDA published a Federal Register notice announcing that the agency has concluded that certain commonly used PET drug products (e.g., FDG injection; ammonium N-13 injection; and sodium fluoride F-18 injection) are safe and effective for certain indications when produced under conditions specified in approved new drug applications and abbreviated new drug applications. In that notice, FDA invited manufacturers of these drug products to voluntarily submit applications for marketing approval and set out the approval procedures and type of application required for these PET drug products. FDA stated that the agency has not yet addressed the procedures for approval of other PET drug products and of new indications for approved PET drug products.

      The language of the 1997 Act and FDA pronouncements within the March 10, 2000 notice strongly suggests that any FDA regulations pertaining to marketing approval for PET drug products would apply to the compounded PET drug products produced in our state-licensed PETNet radiopharmacies. Within two years after FDA regulation of PET drug products takes effect, our PET drug products would require FDA approval for a labeled (i.e., promoted) indication, including any indications related to the monitoring of disease.

      We believe, however, that the costs and time associated with obtaining FDA approval for FDG, sodium fluoride F-18 or any other PET drug product that FDA has approved for one or more specific indications will not have a material impact on our business, financial condition, or results of operations; however, any failure to comply with applicable current good manufacturing practice requirements could delay FDA approval. We could incur significant costs and time to obtain FDA approval for any new PET drug product or for any new indication for an approved PET drug product. Such additional costs and expenditure of time in obtaining any required FDA approval could have a material adverse effect on our business, financial condition, and results of operations.

      On April 1, 2002, FDA published draft proposed current good manufacturing practice requirements for PET drug products. FDA states that it has determined that the production of a PET drug product would include all operations to the point of release of a finished dosage form (includes unit dose containers, multiple containers, and pharmacy bulk packages), and these activities would be subject to current good manufacturing practice.

      Until FDA adopts final current good manufacturing practice requirements for PET drug products, it is uncertain whether any such requirements will have a material impact on our radiopharmaceutical business.

However, we may incur significant costs in establishing and maintaining procedures to comply with these requirements. When FDA finalizes its new drug approval and current good manufacturing practice requirements for the manufacture and distribution of PET drug products, our failure to comply with agency requirements could result in FDA enforcement actions. These actions include, but are not limited to, recalls or product seizure, warning letters, fines, injunction, FDA refusal to grant approval of any required new drug applications or abbreviated new drug application, FDA withdrawal of approved applications, and criminal prosecution. Any such enforcement actions could have a material adverse effect on our business, financial condition, and results of operations.

      Finally, the 1997 Act established certain restrictions on pharmacy compounding that include, among other things, the prohibition of a pharmacy from advertising or promoting the compounding of any particular drug, class of drug, or type of drug. An April 2002 decision of the U.S. Supreme Court in the lawsuit Thompson v. Western States Medical Center held that the prohibition on promotion and advertising violates the free speech guarantees of the First Amendment. The U.S. Supreme Court was not asked to rule on the appellate court decision that the advertising restriction invalidates the entire pharmacy compounding section of the 1997 Act. Notwithstanding this advertising decision of the U.S. Supreme Court, FDA has clearly evidenced its desire to regulate the practice of pharmacy compounding, and likely will attempt to institute alternative regulatory limitations on pharmacy compounding activities in the future. Any such other regulatory limitations not related to advertising restrictions could adversely impact the operations of our PETNet radiopharmacies with respect to the compounding of PET drug products in general or of specific PET drug products. We were not a party to the Thompson v. Western States Medical Center lawsuit.

International

      In order to market our products in European and other foreign countries, we must obtain required regulatory approvals and comply with extensive regulations governing product safety, quality and manufacturing processes. These regulations vary significantly from country to country and with respect to the nature of the particular medical device. The time required to obtain these foreign approvals to market our products may be longer or shorter than that required in the U.S., and requirements for licensing may differ from FDA requirements.

      In order to market our products in the member countries of the European Union, we are required to comply with the medical devices directive and obtain CE mark certification. CE mark certification is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Under the medical devices directives, all medical devices must qualify for CE marking.

      All of our products sold internationally are subject to appropriate foreign regulatory approvals, like CE marking for the European Union. Our products are manufactured in ISO 9001 certified facilities.

Environmental Health and Safety Laws

      Our PET systems and our radiopharmaceutical business require the use of radioactive materials. While this material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, using such materials presents the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing the storage, use and disposal of materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental laws and regulations. We have not had material expenses related to environmental, health and safety laws or regulations to date.

Reimbursement

      In the U.S., as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of the patient’s medical expenses. A uniform policy of coverage and reimbursement does not exist among all these payors. Therefore, reimbursement for an item or service can be quite different from payor to payor. We believe that reimbursement is an important factor in the success of any medical device. Consequently, we seek to obtain third-party payor coverage and reimbursement for all of our products and services.

      In order to receive reimbursement from government funded insurance programs such as Medicare and Medicaid and to market our products in the U.S., we must first obtain FDA clearances and approvals. Reimbursement also depends on our ability to demonstrate the short-term and long-term clinical and cost-effectiveness of our products from the results we obtain from clinical experience and formal clinical trials. We present these results at major scientific and medical meetings and publish them in respected, peer-reviewed medical journals.

      All third-party reimbursement programs, whether government funded or insured commercially, whether inside the U.S. or outside, are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement and capitation programs, prior authorization of procedures, group purchasing, redesign of benefits, requiring second opinions prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering health care. In August 2000, CMS implemented the Hospital Outpatient Prospective Payment System in an effort to control costs to the Medicare program. The Hospital Outpatient Prospective Payment System applies to items and services furnished in hospital outpatient departments and other facilities that are considered to be “provider-based.” Under this new system, items and services are grouped into ambulatory payment classifications, with most ambulatory payment classifications having a pre-determined payment rate based on historical cost and charge data. The hospitals bill for items and services using Healthcare Common Procedure Coding System codes, and these codes are used to determine the ambulatory payment classifications that are paid for the billed items and services. In order to accommodate new technologies, additional payments are made for “new technology” services and for drugs, biologicals and devices that are eligible for “pass-through” payments. “New technology” services are paid as part of special cost-based ambulatory payment classifications while CMS collects sufficient data to determine the appropriate ambulatory payment classification for the service. Separate payments are made for pass-through items for two to three years, after which they will be incorporated into ambulatory payment classifications. For the last three quarters of 2002, the additional payments for pass-through drugs, biologicals and devices will be reduced.

      Under The Hospital Outpatient Prospective Payment System, PET services currently are treated as “new technology” services. It is not certain how much longer this status will apply. Some of the radiopharmaceuticals we sell currently are pass-through items under The Hospital Outpatient Prospective Payment System. In addition to having their pass-through payments reduced when furnished in the last three quarters of 2002, some of these products will no longer be eligible for pass-through payments in 2003. CMS has not indicated how it will incorporate such products into ambulatory payment classifications. We cannot predict what impact the forthcoming changes in payments under The Hospital Outpatient Prospective Payment System for our products and services will have on the demand for such products from hospitals and provider-based entities. In addition, non-governmental third-party payors, such as commercial health maintenance organizations, preferred provider organizations and other insurers, may similarly impose varying requirements and limitations on reimbursement for our products or for services utilizing our products, thereby affecting the demand for our products from health care providers.

      Currently, we are working with the Academy of Molecular Imaging to form a European organization which, among other things, will work to increase the level of reimbursement for PET applications in the European market.

      On April 16, 2002, the Executive Committee of the Medicare Coverage Advisory Committee, which provides advice and recommendations to CMS about clinical issues, held a hearing regarding the scientific justification for the use of PET applications for the diagnosis and management of Alzheimer’s disease. At this meeting, the Executive Committee voted to ratify earlier conclusions of the Medicare Coverage Advisory Committee’s Diagnostic Imaging Panel that currently there is not adequate evidence of a clinical benefit of PET in evaluating patients with possible Alzheimer’s disease and, therefore, CMS should not at this time provide Medicare coverage for the use of PET in the diagnosis and management of Alzheimer’s disease. The negative recommendation came despite evidence from scientists representing the Academy of Molecular Imaging that PET is the only current technology available that can definitively diagnose Alzheimer’s disease. We expect CMS to follow the recommendations of the Medicare Coverage Advisory Committee when making its Medicare reimbursement coverage decision. However, we expect this decision to be re-evaluated in the future if and when additional evidence becomes available regarding PET’s clinical benefits in evaluating patients with possible Alzheimer’s disease.

Fraud and Abuse Laws

      The federal health care program’s anti-kickback law, the Anti-Kickback Law, prohibits persons from knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in exchange for or to induce either: (i) the referral of an individual, or (ii) the purchasing, leasing, ordering, or arranging for, or recommending the purchase, lease or order of, any service or item for which payment may be made by Medicare, Medicaid or certain other federal health care programs. The definition of “remuneration” has been broadly interpreted to include gifts, discounts, the furnishing of free supplies or equipment, commercially unreasonable credit arrangements, payments of cash and waivers of payments. The statute itself has been broadly interpreted to mean that if any one purpose of a payment arrangement is to induce referrals of federal health care program covered business, the statute has been violated. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines and imprisonment.

      The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the health care industry, the U.S. Department of Health and Human Services(HHS) has issued a series of regulations, known as the “safe harbors.” These regulations set forth certain safe harbors which, if all applicable requirements are met, will assure health care providers and other parties that they will not be prosecuted under the Anti-Kickback Law. Although full compliance with all applicable safe harbors ensures against prosecution under the Anti-Kickback Law, the failure of a transaction or arrangement to fit within one or more safe harbors does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Law will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the Office of the Inspector General of the HHS, referred to as the OIG. To provide specific guidance on the application of the Anti-Kickback Law, Congress required the OIG to implement an advisory opinion process. In an advisory opinion, the OIG may determine that it will not sanction the advisory opinion’s requestor even if the arrangement or practice in question technically violates the Anti-Kickback Law. Although these advisory opinions are binding on the OIG and the parties requesting the opinions, no third-party may legally rely on them.

      Many states have adopted laws similar to the Anti-Kickback Law. Some of these state prohibitions apply to referrals for health care items and services reimbursed by any source, not only the Medicare and Medicaid Programs. Some of these state prohibitions may be more restrictive than the Anti-Kickback Law in material respects, and the federal safe harbors may not apply.

      These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, by limiting the kinds of financial arrangements (including sales programs) we may have with hospitals, physicians, imaging centers, and other potential purchasers of medical devices. We have in place formal policies related to compliant marketing practices. These laws are also implicated by a manufacturer’s compensation or ownership arrangements with customers (or physicians in a position to recommend the purchase of a manufacturer’s products). We have various types of compensation arrangements with customers and physicians, including consulting agreements, research and development agreements, and lease agreements. Furthermore, we have a number of joint venture arrangements with customers to establish and operate PETNet radiopharmacies. We believe that these various arrangements have been structured to comply with federal and state anti-kickback laws. For example, we believe the various compensation arrangements which we have with customers provide for fair market value compensation for services and/or space furnished to us. Additionally, we believe that the PETNet joint venture arrangements require at-risk investments and provide for returns on investment which are proportional to the level of investment. Given the breadth of the federal and state anti-kickback laws, however, there can be no assurance that federal or state regulatory authorities will determine that all of our arrangements comply with these laws. We have attempted to structure our business arrangements to comply with the Anti-Kickback Law and similar state laws, but there can be no assurances to this effect.

      Other federal and state laws prohibit individuals or entities from presenting, or causing to be presented, claims for payment to third-party payors (including Medicare and Medicaid) that are false or fraudulent or are for items or services not provided as claimed. Violations of these laws can result in substantial criminal and civil penalties. Although we do not submit claims in our own behalf to third-party payors, we may provide some billing and reimbursement advice to purchasers of our products. Since we cannot assure that the government will regard any billing errors that may be made by a customer relying on our advice as inadvertent, these laws are potentially applicable to us.

      Both federal and state government agencies are continuing heightened and coordinated civil and criminal enforcement efforts. The federal government has increased funding to fight health care fraud, and it is coordinating its enforcement efforts among various agencies, such as the United States Department of Justice, the OIG, and state Medicaid fraud control units. We believe that the health care industry will continue to be subject to increasing government scrutiny and investigations.

HIPAA Regulations Relating to the Privacy, Security, and Electronic Transmission of Health Information

      Among other things, HIPAA established several requirements regarding the privacy, security and transmission of health information. HHS has issued several sets of regulations in accordance with its authority under HIPAA. In general, these regulations apply directly to health care providers, health plans, and health care clearinghouses, as well as indirectly, in certain instances, to those who provide services on behalf of these entities which involve the receipt or disclosure of health information. Some of our operations likely will be subject to the HIPAA regulations. For example, our PETNet subsidiary uses individually identifiable health information to manufacture patient-specific radiopharmaceuticals, and providers and payors can use our PowerSolutions network to transmit patient information between and among themselves. In addition, because most of our customers are health care providers subject to the HIPAA regulations, we will need to ensure that our products and services which maintain or process patient information satisfy applicable HIPAA standards so that our customers can achieve HIPAA compliance.

      Pursuant to HIPAA, HHS issued final privacy regulations establishing comprehensive federal standards relating to the use and disclosure of protected health information. These regulations, among other things, establish limits on the use and disclosure of protected health information, provide for patients’ rights to access, request amendments, and receive an accounting of the uses and disclosures of protected health information, and require certain safeguards to protect identifiable health information. The federal privacy regulations do not supersede state privacy laws that are more stringent. Thus, to the extent we are subject to the privacy regulations, we must determine which state privacy laws are more stringent than the federal laws and comply with those state laws in addition to the federal privacy regulations. The compliance date for the federal privacy regulations is April 14, 2003. Prior to the compliance date, it is expected that HHS will release several guidance documents addressing questions or concerns raised by the privacy regulations. On July 6, 2001, HHS issued its first guidance document relating to these regulations. On March 27, 2002, HHS issued a notice of proposed rulemaking proposing modifications to the HIPAA privacy regulations. HHS is accepting public comments on the proposal through April 26, 2002, and likely will issue revised final regulations later this year. We are not able to predict which or how many of these modifications HHS ultimately will adopt or exactly how the modifications would affect us. HHS may propose additional modifications in the future.

      Like the privacy regulations, the electronic transaction standards also are finalized. These standards establish uniform standards relating to data reporting, formatting, and coding that covered entities must use in conducting certain health care transactions. The electronic transaction standards presently apply to eight different transactions, including transactions relating to health care claims and health care payment and remittance advice. Upon the compliance date, health care providers must use these standards when electronically conducting a covered transaction with health plans or other covered entities. The compliance date for these regulations is October 16, 2002. However, the compliance date for these regulations can be extended by a covered entity for one year by filing a compliance plan with HHS by October 15, 2002.

      The security regulations promulgated pursuant to HIPAA have not been finalized. The purpose of the proposed security regulations is to establish a minimum standard for the protection of individual health information that is stored or transmitted electronically. The regulations provide administrative procedures, physical safeguards, and technical mechanisms that may be implemented to satisfy the regulations.

      Violations of the privacy regulations are punishable by civil and criminal penalties. State privacy laws may impose similar sanctions on us. Violations of the electronic transactions standards are punishable by civil penalties.

      The HIPAA regulations could result in significant financial obligations for us and will pose increased regulatory risk. At this time, we are not able to determine the full consequences of the HIPAA regulations for our business or the total cost of complying with these regulations. However, the HIPAA regulations are expected to have a significant impact on us operationally and financially.

Facilities

      We currently own 115,000 square feet of office, research and development, manufacturing and warehouse space at 810 Innovation Drive in Knoxville, Tennessee, and 50,000 square feet of production space at 3100 Stock Creek Boulevard in Rockford, Tennessee. We are in the process of expanding our facility at 810 Innovation Drive by more than 70,000 square feet. We expect this expansion to be completed by the last quarter of calendar year 2002. CTI Pet Systems entered into a lease for approximately 21,000 square feet of office and warehouse space located at 203 Dunavant Drive, Rockford, Tennessee.

      We currently lease space for 24 PETNet radiopharmacies throughout the U.S., including metropolitan areas such as New York, Chicago, Tampa, San Francisco, Los Angeles, Phoenix, Dallas, Detroit and Nashville. Five of these leased properties are locations for future radiopharmacies. We operate 13 of our radiopharmacies in facilities that are owned by other parties and for which our use of the facilities is governed by our commercial agreements with those parties rather than separate facility leases.

      We have a PETNet radiopharmacy located in Mt. Vernon, United Kingdom, and we have an office in Germany that houses a sales manager for international sales and several engineers to provide service and support for products sold in Europe.

Employees

      As of March 31, 2002, we employed directly and through our subsidiaries 629 people. Of these 629 people, 203 work in our PET scanner business, 182 work in our radiopharmaceutical business, 36 work in our detector business, 116 work in either our cyclotron business or our service business and the remainder work in sales, marketing and various administrative functions. None of our employees is subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

Legal Proceedings

      On or about May 8, 2002 Cox Nuclear Pharmacy, Inc. & Accuscan LLC filed an action against CTI, PETNet Pharmaceuticals, Inc. and an employee of PETNet, in the United States District Court for the Southern District of Alabama, Southern Division, civil action no. 02-cv-0321-CG-C. The plaintiffs have set forth eight causes of action against the defendants, including a breach of contract claim related to the sale of a cyclotron and various tort claims alleging violation of a covenant not to compete in the Mobile, Alabama market. The plaintiffs are seeking $20 million in compensatory damages on the breach of contract claims and $50 million in aggregate compensatory and punitive damages on the tort claims. Because our investigation with respect to the allegations is at a preliminary stage an estimate of the possible loss or range of loss, if any, cannot be made. Nevertheless, we believe that the claims are without merit and intend to vigorously defend this suit.

      We are also involved in various other lawsuits and claims arising in the normal course of business. Although the outcomes of these other lawsuits and claims are uncertain, we do not believe any of them will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth, as of June 3, 2002, information about our executive officers and directors.

Name	Age	Position

Terry D. Douglass, Ph.D.(1)	59	Chairman of the Board and President of CTI
Ronald Nutt, Ph.D.(1)	64	Senior Vice President, Technical Director and Director of CTI, President of CTI PET Systems
David N. Gill	47	Senior Vice President and Chief Financial Officer of CTI
Mark S. Rhoads	46	Vice President of CTI and President and Chief Executive Officer of PETNet Pharmaceuticals, Inc.
Fred Stuvek, Jr.	50	Senior Vice President of Marketing and Sales for CTI
Michael K. Templin	48	Vice President of Finance and Chief Financial Officer of CTI PET Systems
Michael E. Phelps, Ph.D.	62	Director
Frederick W. Eubank, II(2)	38	Director
Bernd Haetzel	36	Director
Leroy Hood, M.D., Ph.D.(2)(3)	63	Director
William W. McInnes(2)(3)	53	Director

(1)	Stock Option Committee member

(2)	Audit Committee member

(3)	Compensation Committee member

      Terry D. Douglass, Ph.D. is a founder of CTI and has served as the President and Chairman of the Board of CTI since 1983. Dr. Douglass is also member of the Board of Directors of CTI PET Systems. Prior to joining CTI, Dr. Douglass spent 15 years in various management positions with EG&G in Oak Ridge, Tennessee, resigning as its President in 1983 to form CTI. Dr. Douglass led the group at EG&G that worked with Dr. Michael E. Phelps of UCLA to develop the first commercial PET scanner in 1976. Dr. Douglass holds several patents and has authored several publications in nuclear electronics and PET. Additionally, Dr. Douglass plays a leadership role within the PET industry particularly related to reimbursement initiatives. Dr. Douglass received his bachelor of science, master of science, and doctor of philosophy degrees in electrical engineering from the University of Tennessee at Knoxville.

      Ronald Nutt, Ph.D. is a founder of CTI and has served as a director and as the Senior Vice President and Technical Director of CTI since 1983. Dr. Nutt has been the President of CTI PET Systems since September 2001. Dr. Nutt has more than 30 years experience in various aspects of research and development, having been a pioneer in the development of nuclear instruments at the Oak Ridge National Laboratory and EG&G. Dr. Nutt holds several patents and has authored numerous publications regarding nuclear electronics and PET. Dr. Nutt is a member of the Board of Directors of CTI PET Systems and the Institute of Molecular Technology of the Academy of Molecular Imaging. Dr. Nutt is a fellow of the IEEE Professional association and was named the recipient of the highest engineer award of the University of Tennessee, “The Nathan Daugherty Award,” in 1997. In addition, Dr. Nutt was recognized as the Outstanding Engineer of the southeastern portion of the U.S. in 1996 and received the Distinguished Scientist Award from the Academy of Molecular Imaging in 2000. Dr. Nutt received his bachelor of science, master of science, and doctor of philosophy degrees in electrical engineering from the University of Tennessee at Knoxville.

      David N. Gill has served as the Chief Financial Officer and Senior Vice President of CTI since January 2002. From February 2000 to March 2001, he served as Chief Financial Officer and Director, and from January 2001 to August 2001 he served as President, Chief Operating Officer and Director of Interland, Inc., a publicly traded telecom related company, prior to its sale. Mr. Gill served as Chief Financial Officer from July 1996 to February 2000 and as Chief Operating Officer from February 1997 to February 2000 of Novoste Corporation, a publicly traded medical device company. From August 1995 to June 1996, he served as Chief Financial Officer of SPEA Software AG, prior to its sale. From 1992 to 1995, Mr. Gill served as President and Director of Dornier Medical Systems, Inc., a medical capital equipment company and a member of the Daimler Benz Group, and from 1990 to 1992 he served as its Vice President of Finance. Mr. Gill received a master of business administration from Emory University and a bachelor of science degree in accounting from Wake Forest University, and was formerly a Certified Public Accountant.

      Mark S. Rhoads has served as a Vice President of CTI and as the President and Chief Executive Officer of PETNet Pharmaceuticals, Inc. since February 2000. Prior to joining PETNet, Mr. Rhoads served from 1998 through 2000 as the Vice President of Sales and Marketing for Pro-Neuron, Inc. and Pro-Virus, Inc., two developmental stage biopharmaceutical companies. From 1996 to 1997, Mr. Rhoads served as the Vice President, Health Products for Multifinance Holding Corporation, a private venture capital company, responsible for establishing and managing its health care investment portfolio. From 1980 to 1996, Mr. Rhoads served as the Vice President, Worldwide Product Planning and Vice President, Corporate Strategy for the DuPont Merck Pharmaceutical Company. Mr. Rhoads holds a bachelor of arts degree in biology from the University of Pennsylvania and a master of business administration degree from the Wharton School.

      Fred Stuvek, Jr. has served as the Senior Vice President of Marketing and Sales for CTI since October 2001 and Mr. Stuvek served as the Vice President of Sales and Marketing for CTI PET Systems from 1987 to September 2001. Prior to joining CTI, Mr. Stuvek worked for Siemens from 1979 to 1987 where he held a number of positions including Vice President, Government/ National Accounts. Prior to joining Siemens, Mr. Stuvek was a Line Officer in the U.S. Navy, achieving the rank of Lieutenant. Mr. Stuvek received a bachelor of science degree from the U.S. Naval Academy and a master of business administration degree from Fairleigh Dickinson University.

      Michael K. Templin has served as the Chief Financial Officer of CTI PET Systems since 1995. From 1995 to January, 2002, Mr. Templin served as the Chief Financial Officer of CTI and from 1990 to 1995 he served as the controller of CTI. From 1983 to 1990, Mr. Templin held several management positions at Coopers and Lybrand working in both its Knoxville and New York offices. Mr. Templin received his bachelor of science degree in accounting from the University of Tennessee at Knoxville.

      Michael E. Phelps, Ph.D. has served as a director of CTI since 1983. He is currently the Norton Simon Professor and Chair of the UCLA Department of Molecular and Medical Pharmacology, has been on the faculty of the University of California since 1976. In addition to serving as the Departmental Chairman and holding an endowed professorship, he is also the Director of the Crump Institute for Molecular Imaging, Professor of Biomathematics, the Associate Director of the Laboratory of Structural Biology and Molecular Medicine and the Chief of Nuclear Medicine. He has received numerous awards, among them, the 1992 Pasarow Foundation Award, the 1987 Rosenthal Foundation Award of the American College of Physicians, the George Von Hevesy Prize (won twice) from the Von Hevesy Foundation in Zurich (Von Hevesy won the Nobel Prize in Chemistry), the 1984 Sarah L. Poiley Memorial Award from the New York Academy of Sciences, the 1984 Ernest O. Lawrence Presidential Award, the 1983 Paul Aebersold Award from the Society of Nuclear Medicine, chaired the 1983 Nobel Symposium, elected to the Institute of Medicine of the National Academy of Sciences in 1985, Enrico Fermi Presidential Award, 1998, elected to the National Academy of Sciences in 1999. Dr. Phelps has published over 500 scientific papers and books, dealing with such diverse topics as development of PET, molecular imaging probes for assays from metabolism to gene expression, brain mapping of normal cerebral function and brain development, seizure disorders in infants and children, diagnosing and staging of numerous types of cancers, the differential diagnosis of Alzheimer’s disease and the relationship between genetic defects and metabolic abnormalities in the brain. Dr. Phelps is also the current president of the Academy of Molecular Imaging. Dr. Phelps received a bachelors of science degree in chemistry and mathematics from Western Washington State University and a Ph.D. in chemistry from Washington University in St. Louis.

      Frederick W. Eubank, II has been a director of CTI since 1999. Mr. Eubank joined Wachovia Capital Partners (formerly First Union Capital Partners) in 1989 and has been a Partner since 1995. Prior to joining Wachovia Capital Partners, he worked in First Union’s Specialized Industries Group. Mr. Eubank currently serves on the board of directors of the following companies: AdvisorTech Corporation, Capital Source, LLC, Enhancement Services Corporation and Ettain Group, Inc. Mr. Eubank earned his undergraduate degree from Wake Forest University and his master of business administration degree with honors from Duke University. Mr. Eubank was elected to our board of directors as the nominee of Wachovia Capital Partners, Inc. pursuant to the terms of a Stockholders Agreement entered into among us, several of our founding stockholders and Wachovia Capital Partners, Inc. in connection with its September 1999 investment.

      Bernd Haetzel has served as a director of CTI since February 2002. Since August 2001, Mr. Haetzel has served as the Vice President of Finance and Administration for the Oncology Care Systems Group of Siemens Medical Solutions USA, Inc. From 1996 to 2000, Mr. Haetzel served as the Vice President of Operations of the Systems Engineering Plant for Siemens’ Automation & Controls Group in Chemnitz, Germany. From 1993 to 1996, Mr. Haetzel served in various financial positions for Siemens Energy & Automation, Inc. Mr. Haetzel holds a degree in finance and business administration from Berufsakademie in Stuttgart, Germany. Mr. Haetzel was elected to our board of directors as a nominee of Siemens pursuant to the terms of a joint venture between us, Siemens and certain of our other stockholders, directors and executive officers with respect to the formation of CTI PET Systems.

      Leroy Hood, M.D., Ph.D. has served as a director of CTI since June 2002. Since 1999, Dr. Hood has served as the founder, president and director of the Institute for Systems Biology in Seattle, Washington, which is an organization engaged in developing systems approaches to biology and medicine. From 1992 to 1999, Dr. Hood was a professor at the University of Washington where he founded and chaired the Department of Molecular Biotechnology. From 1970 through 1992 he was a professor in biology at the California Institute of Technology and from 1967 to 1970, Dr. Hood was a Senior Investigator at the National Cancer Institute. Dr. Hood currently serves on the board of directors of Lynx Therapeutics, Inc. and Paradigm Genetics, Inc. Dr. Hood has co-authored more than 500 peer-reviewed papers and has co-authored textbooks in biochemistry, immunology, molecular biology and genetics. Dr. Hood has received numerous scientific and academic awards, including the Albert Lasker Medical Research Award in 1987. In 1960, Dr. Hood received an undergraduate degree in biology from the California Institute of Technology. In 1964, Dr. Hood received a degree in medicine from John Hopkins University and in 1968 he received a Ph.D. in biochemistry from the California Institute of Technology.

      William W. McInnes has served as a director of CTI since May 2002. Since his retirement from Hospital Corporation of America in 1993, Mr. McInnes has worked as a private investor. From 1978 through 1993, Mr. McInnes worked for Hospital Corporation of America during which time he served as the Vice President – Finance and Treasurer. Mr. McInnes was a founder of Tennessee Commerce Bank located in Nashville, Tennessee and has served as one of its directors since its inception in 1999. Mr. McInnes was also a founder of Diversified Trust Company, located in Memphis, Tennessee and has served on its board of directors since 1993. Mr. McInnes received a bachelors in philosophy from Vanderbilt University in 1970 and a masters in business administration from the Harvard Business School in 1977.

Board of Directors

      In accordance with the terms of our certificate of incorporation, the terms of office of the directors are divided into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2003;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2004; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2005.

      The Class I directors are Dr. Douglass and Mr. McInnes, the Class II directors are Mr. Eubank, Dr. Phelps and Mr. Haetzel, and the Class III directors are Dr. Nutt and Dr. Hood. At each annual meeting of stockholders, or special meeting in lieu thereof, after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election, or special meeting held in lieu thereof. The number of directors may be changed only by resolution of the board of directors or a super-majority vote of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.

Board Committees

      Our audit committee consists of Mr. Eubank, Dr. Hood and Mr. McInnes. The audit committee reviews and monitors our financial statements and internal accounting procedures, makes recommendations to our board of directors regarding the selection of independent accountants and consults with and reviews the services provided by our independent accountants.

      Our compensation committee consists of Dr. Hood and Mr. McInnes. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our executive officers and administers our stock plans and employee benefit plans.

      Our stock option committee consists of Dr. Douglass and Dr. Nutt. The stock option committee has the authority to approve grants of stock options and other awards under our equity incentive plans to persons other than our executive officers and directors.

Independent Director Compensation

      We have not yet paid any compensation to independent directors. In the future, independent directors will receive the following compensation:

•	a fee of $3,000 for each meeting attended in person and $1,000 for each meeting attended telephonically;

•	a fee of $1,500 for each committee meeting attended in person and $1,000 for each committee meeting attended telephonically;

•	committee chairmen will also receive an annual retainer of $5,000;

•	an initial grant of options to purchase shares valued at $375,000 upon election to the board of directors having an exercise price equal to fair market value of such shares on the date of election or, for those directors elected in 2002 prior to the closing of this offering, the initial public offering price for this offering; and

•	an annual grant of options to purchase shares valued at $75,000 having an exercise price equal to the fair market value of such shares on the date of grant.

We currently anticipate that each grant of options will vest immediately and will generally expire after 10 years. We also reimburse them for reasonable expenses in connection with attending our board and committee meetings.

Compensation Committee Interlocks and Insider Participation

      Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

      The following table sets forth certain elements of compensation for our president and the four additional most highly compensated executive officers for the fiscal year ended September 30, 2001:

Summary Compensation Table

	Annual Compensation				Long-Term Compensation

				Other	Restricted	Securities	All Other
	Fiscal			Annual	Stock	Underlying	Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	Compensation($)(1)	Awards($)	Options(#)	($)(2)

Terry D. Douglass	2001	231,152	146,250	—	—	41,870	12,822
President and Chairman
Ronald Nutt	2001	178,563	112,500	—	—	27,336	10,714
Senior Vice President and Technical Director, President CTI PET Systems, Inc.
Mark S. Rhoads	2001	182,308	100,000	—	—	347,118	9,912
President and Chief Executive Officer of PETNet Pharmaceuticals, Inc.
Fred Stuvek, Jr.	2001	167,324	82,500	—	—	14,080	9,703
Senior Vice President of Marketing and Sales
Michael K. Templin	2001	135,626	75,000	—	—	128,000	8,138
Vice President of Finance and Chief Financial Officer of CTI PET Systems, Inc.

(1)	Excludes perquisites and other personal benefits which for each of the named executive officers during any such year did not exceed in the aggregate the lesser of $50,000 or 10% of their salary plus annual bonus.

(2)	Includes contributions to our 401(k) plan on behalf of Messrs. Douglass, Nutt, Rhoads, Stuvek and Templin.

Option Grants in Year Ended September 30, 2001

      The following table contains information about option awards made to each named executive officer during the fiscal year ended September 30, 2001.

	Number of					Potential Realizable Value at Assumed
	Securities	Percent of		Market		Annual Rates of Stock Price
	Underlying	Total Options		Value		Appreciation for Option Term(1)
	Options	Granted	Exercise	on Date	Expiration
Name	Granted	to Employees	Price	of Grant	Date	0%	5%	10%

Terry D. Douglass	16,270	1.0%	$3.52	—	03/07/08	—	$23,307	$54,315
	25,600	1.5	3.87	—	10/01/05	—	21,344	45,964
Ronald Nutt	8,136	0.5	3.52	—	03/07/08	—	11,655	27,160
	19,200	1.1	3.87	—	10/01/05	—	16,008	34,473
Mark S. Rhoads	347,118	20.3	3.52	—	03/07/08	—	497,242	1,158,785
Fred Stuvek, Jr.	14,080	0.8	3.52	—	10/01/07	—	16,850	38,226
Michael K. Templin	128,000	7.5	0.16	$3.44	10/01/07	$419,840	6,802	15,431

(1)	Potential realizable value is based upon fair market value of our common stock on the grant date of the options as determined by our board of directors.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

      The following table provides information with respect to options exercised by our named executed officers during our fiscal year ended September 30, 2001 and the value of unexercised options as of September 30, 2001.

					Value of Unexercised
			Number of Unexercised		In-The-Money Options
	Number of		Options at Year End		at 2001 Year End(2)
	Options	Amount
Name	Exercised	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Terry D. Douglass	—	—	144,270	—	$203,266	—
Ronald Nutt	—	—	105,096	—	149,195	—
Mark S. Rhoads	—	—	347,118	—	406,779	—
Fred Stuvek, Jr.	24,891	$99,166	757,707	—	3,245,933	—
Michael K. Templin	—	—	267,200	—	926,000	—

(1)	Amount based on the difference between the fair market value of our common stock on the date of exercise determined by our board of directors, and the exercise price of the option.

(2)	Amount based on the difference between the fair market value of our common stock on September 30, 2001 of $4.69, as determined by our board of directors, and the exercise price of the option.

Stock Option Plans

1998 Restated Incentive Stock Option

      We currently maintain the 1998 Restated Incentive Stock Option Plan, under which there were 4,551,064 options outstanding and held by our employees as of May 14, 2002. The 1998 option plan authorizes the granting of awards to employees and officers of CTI and our subsidiaries in the following forms:

•	options to purchase shares of common stock, which may be non-qualified stock options or incentive stock options under the U.S. tax code; and

•	stock appreciation rights.

      The 1998 option plan is administered by the compensation committee of our board of directors. All options must be evidenced by a written agreement with the participant that specifies the applicable provisions of the option, including the number of shares, exercise price and term of the option, a prohibition on transferability, and a right of first refusal under which CTI may repurchase the shares at the price offered to or by a third-party for such shares. An option may be granted with tandem stock appreciation rights, which give the holder the right to surrender all or part of the related option and receive an amount equal to the excess of the then fair market value of the option shares over the exercise price of the option.

      In the event of a stock dividend, stock split or combination of shares, the number of shares for which options may be granted, the number of shares covered by outstanding options and the option exercise prices will be appropriately adjusted. In the event of certain corporate transactions such as a merger or reorganization, the compensation committee may make adjustments to the number and kind of shares for which options may be granted and may adjust outstanding awards to preserve their benefits or potential benefits.

      Our board of directors may at any time terminate or amend the 1998 option plan, but certain amendments would also require stockholder approval, such as increasing the maximum number of shares available for grant or the time during which options may be granted. After the effective date of the 2002 Long-Term Incentive Plan, described below, no further awards will be granted under the 1998 option plan, but it will remain in effect for as long as options granted under the 1998 plan are outstanding.

2002 Long-Term Incentive Plan

      Our 2002 Long-Term Incentive Plan was adopted by the board of directors on April 3, 2002 and was approved by our stockholders on May 23, 2002. It will go in to effect as of the closing of this offering. The purpose of the incentive plan is to promote our success and enhance our value by linking the personal interests of participants to those of the stockholders, and by providing such persons with an incentive for outstanding performance.

      The incentive plan authorizes the granting of awards to employees, officers, directors and consultants in the following forms:

•	options to purchase shares of our common stock, which may be non-qualified stock options or incentive stock options under the U.S. tax code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;

•	restricted stock, which is subject to restrictions on transferability and other restrictions set by the compensation committee;

•	dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and

•	other stock-based awards in the discretion of the compensation committee, including unrestricted stock grants.

      The number of shares reserved and available for awards or that may be used to provide a basis of measurement for or to determine the value of an award (such as with a stock appreciation right or a performance share) issued under the incentive plan is 3.0 million shares. Not more than 3.0 million shares of stock may be granted in the form of incentive stock options, and not more than 10% of the total number of shares authorized under the incentive plan may be granted as awards of restricted or unrestricted stock or performance shares. In the event that any outstanding award for any reason expires or is terminated prior to the end of the period during which awards may be granted, the unexercised shares will again be available for grant under the incentive plan.

      The incentive plan will be administered by the compensation committee of our board of directors. Except as described below for non-employee director grants, the committee has the authority to designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations that it may deem advisable to administer the incentive plan; and make all other decisions and determinations that may be required under the incentive plan. Our board of directors may at any time administer the incentive plan. If so, it will have all the powers of the committee.

      The incentive plan provides for the automatic grant of stock options to our independent directors according to parameters established from time to time for compensation of our independent directors. Currently, such parameters provide that each independent director will receive an initial grant of options to purchase shares valued at $375,000, with an exercise price equal to fair market value, upon first becoming an independent director and an annual grant of options to purchase shares valued at $75,000, with an exercise price equal to fair market value, on the date of each annual stockholders meeting for as long as he or she continues to serve as a non-employee director. The committee cannot make discretionary grants to non-employee directors under the incentive plan.

      All awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the compensation committee. The exercise price for any option cannot be less than the fair market value of our common stock as of the date of the grant.

      Under section 162(m) of the U.S. tax code, a public company may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. The incentive plan is designed to comply with section 162(m) so that the grant of options and stock appreciation rights under the incentive plan, and other awards, such as performance shares, that are conditioned on the performance goals described in the incentive plan, will be excluded from the calculation of annual compensation for purposes of section 162(m) and will be fully deductible. In order to qualify for this exclusion, once we are subject to section 162(m) and our initial reliance period ends, the incentive plan will be subject to the following restrictions:

•	no more than 400,000 shares may be granted during any one calendar year to any one participant under the incentive plan in the form of options and/or stock appreciation rights, plus an additional 200,000 shares if the grant is made in connection with his or her initial employment, and

•	no more than $5,000,000 fair market value of any other awards (less any consideration paid by the participant for such award) may be granted to any one participant during any one calendar year under the incentive plan.

      All options and stock appreciation rights granted under the incentive plan will be fully deductible notwithstanding section 162(m). However, in order to assure full deductibility of other types of awards under section 162(m), the committee may establish objectively determinable performance goals for the award based on one or more of the following performance criteria, which may be expressed in terms of company-wide objectives or in terms of objectives that relate to the performance of an affiliate or a division, department, region or function within the company or an affiliate:

•	earnings per share,

•	EBITDA (earnings before interest, taxes, depreciation and amortization),

•	EBIT (earnings before interest and taxes),

•	economic profit,

•	cash flow,

•	sales growth,

•	net profit before tax,

•	gross profit,

•	operating profit,

•	return on equity,

•	return on assets,

•	return on capital,

•	changes in working capital,

•	stock price, or

•	stockholder return.

      The committee must establish such goals prior to the beginning of the period for which such performance goal relates (or such later date as may be permitted under applicable tax regulations) and the committee may not increase any award or, except in the case of certain qualified terminations of employment, waive the achievement of any specified goal. Any payment of an award granted with these performance goals will be conditioned on the written certification of the committee in each case that the performance goals and any other material conditions were satisfied.

      In the event of a corporate transaction involving CTI (including any stock dividend, stock split, merger, spin-off, or related transaction), the share authorization limits and restrictions described above will be adjusted proportionately, and the compensation committee may adjust awards to preserve their benefits or potential benefits.

      Upon the death or disability of a participant, all of his or her outstanding options and other awards will become fully vested. Unless otherwise provided in an award certificate, if a participant’s employment is terminated without cause or the participant resigns for good reason (as such terms are defined in the incentive plan) within two years after a change in control of the company, all of such participant’s outstanding options and other awards will become fully vested. The committee may in its discretion accelerate the vesting of an award at any other time, and may discriminate among participants or among awards in exercising its discretion.

      Our board of directors or the committee may at any time terminate or amend the incentive plan without stockholder approval; but the board or the committee may condition any amendment on the approval our stockholders for any reason. No termination or amendment of the incentive plan may adversely affect any award previously granted under the incentive plan without the written consent of the participant. The committee may amend or terminate outstanding awards, but such amendments may require the consent of the participant and, unless approved by our stockholders or otherwise permitted by the antidilution provisions of the incentive plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

      No awards will be granted under the incentive plan prior to its effective date. Any awards will be made at the discretion of the committee, other than the non-discretionary grants of options to non-employee directors pursuant to the terms of the incentive plan, as described above. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups (other than non-employee directors) pursuant to the incentive plan in the future.

2002 Employee Stock Purchase Plan

      Our 2002 Employee Stock Purchase Plan was adopted by the board of directors on April 3, 2002 and was approved by our stockholders on May 23, 2002. It will go into effect as of the commencement of this offering.

      The purpose of the stock purchase plan is to enhance the proprietary interest among the employees of CTI and our participating subsidiaries through ownership of CTI common stock. The stock purchase plan is designed to allow eligible employees to purchase shares of our common stock, at defined intervals, with their accumulated payroll deductions. Employees are eligible to participate if they are customarily employed by us, or one of our subsidiaries designated by our compensation committee, for at least 20 hours per week and five months per calendar year.

      The number of shares initially reserved and available for issuance under the stock purchase plan is 960,000 shares, plus an annual increase to be added on the last day of our fiscal year in each year, beginning in 2002, equal to the lesser of the following:

•	1,120,000 shares,

•	the number of shares necessary to bring the total number of shares available for future grants under the stock purchase plan to 2.0% of the outstanding shares of common stock on such date, or

•	a lesser amount determined by our board of directors.

      The stock purchase plan is intended to qualify as an employee stock purchase plan within the meaning of section 423 of the U.S. tax code. Under the stock purchase plan, our compensation committee may from time to time grant to eligible employees rights to purchase our common stock during designated purchase periods. The initial purchase period will begin on the commencement of this offering and will end on December 31, 2002. Unless otherwise determined by the committee, new purchase periods of six months duration will begin each following January 1 and July 1.

      During the initial purchase period, participation in the plan is automatic and participants will have 5% of their compensation withheld pursuant to the stock purchase plan. After the initial purchase period, participation is discretionary and participants may elect to have up to 25% of their compensation withheld pursuant to the stock purchase plan. The amount withheld is then used to purchase shares of our common stock on the designated purchase dates at the end of each purchase period. The price of common stock purchased under the plan is equal to 85% of the lower of the fair market value of the common stock at the beginning date of each purchase period or the relevant purchase date. Since the shares are purchased at less than market value, employees receive a benefit from participating in the stock purchase plan.

      An employee may not be granted a purchase right for a purchase period if immediately after the grant, he or she would own five percent or more of the total combined voting power or value of all classes of our stock or the stock of our subsidiaries. A participant cannot receive purchase rights that, in combination with purchase rights under other section 423 plans, would result during any calendar year in the purchase of shares having an aggregate fair market value of more than $25,000. The maximum number of shares of common stock that may be purchased by any participant in the stock purchase plan on any one purchase date is 40,000 shares.

      In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in our capitalization, or other distribution with respect to our stockholders other than normal cash dividends, an automatic adjustment will be made in the number and kind of shares as to which outstanding purchase rights will be exercisable and in the available shares and limits described above, so that the proportionate interest of the participants is maintained as before the occurrence of such event. This adjustment in outstanding purchase rights will be made with a corresponding adjustment in the purchase price per share so that the total price applicable to the unexercised right remains the same.

      The stock purchase plan automatically will terminate on the tenth anniversary of its effective date, or the compensation committee may terminate the stock purchase plan at any time prior to such date. The committee has the authority to amend the stock purchase plan at any time, but no amendment may adversely affect any outstanding rights to purchase stock. Certain amendments to the stock purchase plan require approval of our stockholders, such as an increase in the number of shares reserved for purchase under the plan.

401(k) and Profit Sharing Plan

      We established a tax-deferred 401(k) savings plan in January 1984. Effective July 1, 1996, the 401(k) plan was amended and restated in its entirety. Currently, all employees who are over 18 years of age are eligible to participate after completing three consecutive months of service. Employees may contribute between 1% and 15% of their annual compensation. We match 50 cents for every dollar of employee contributions up to 6% of their compensation, subject to statutory limitations. The rates of pre-tax and matching contributions may be reduced with respect to highly compensated employees, as defined in the Internal Revenue Code of 1986, as amended, so that the 401(k) plan will comply with Sections 401(k) and 401(m) of the Code. Eligible employees who earn at least 1,000 hours of service and are employed on the last day of the year may also receive a profit sharing contribution. Whether a profit sharing contribution will be made, as well as the amount of the contribution, is determined at the end of each plan year by the board of directors. Pre-tax, profit sharing and matching contributions are allocated to each employee’s individual account, which are invested in selected fixed income or stock managed accounts according to the directions of the employee. An employee’s pre-tax contributions are fully vested at all times. Matching and profit sharing contributions vest over five years of service.

Employment and Change of Control Agreements

      We have entered into employment letters with Mr. Gill and Mr. Rhoads. Base compensation under the employment letters for each of these executives is subject to adjustment by the board of directors on an annual basis. In addition, Mr. Gill and Mr. Rhoads are entitled to receive incentive compensation based upon our achievement of certain operating and financial goals, with an annual target bonus range of 40% to 120% of their then-current base salary.

      We can terminate Mr. Gill’s or Mr. Rhoads’ employment at any time and for any reason. If we terminate the employment of Mr. Gill or Mr. Rhoads without cause, the employment letters obligate us to pay them their base compensation for a period of time following termination. This period is twelve months for Mr. Gill and six months for Mr. Rhoads. In addition, upon termination without cause, a portion of Mr. Gill’s options will vest with the amount of the vesting being subject to the timing of the termination. Mr. Gill’s options will become fully vested upon a change of control of CTI.

      We have entered into Change of Control Agreements with Terry Douglass, Ronald Nutt, Mark Rhoads, David Gill and Fred Stuvek. Each Change of Control Agreement is designed to be a “springing” employment agreement that becomes effective only upon a change of control. In order for these Change of Control Agreements to become effective, the change of control must occur during the term of the Change of Control Agreements, which is three years with automatic one year extensions. Upon a change of control, the parties to these Change of Control Agreements begin a two year employment period during which the employee will be entitled to his pre-change of control position, authority, duties, office location, salary, bonus and benefits. If one of our officers who is a party to a Change of Control Agreement is terminated without cause or resigns for good reason (as defined) during this two year period, he will receive certain severance benefits. The severance benefit for Dr. Douglass includes an amount equal to three times his salary and target bonus for the year of termination. The current annual base salary for Dr. Douglass is $275,000. The severance benefit for Dr. Nutt, Mr. Rhoads, and Mr. Gill includes an amount equal to two times his salary and target bonus for the year of termination. The current annual base salaries for Dr. Nutt, Mr. Rhoads and Mr. Gill are $250,000, $225,000 and $200,000, respectively. The severance benefit for Mr. Stuvek includes an amount equal to one times his salary and target bonus for the year of termination. Mr. Stuvek’s current annual base salary is $175,000. In addition, the officer will continue to receive health and welfare insurance coverage for a period of one to three years and his outstanding options and other equity awards will become fully vested. If the officer resigns other than for good reason between one and two years after the change in control, he will receive pro rata severance benefits and insurance coverage based on the number of months then remaining in the original 24-month employment period, but such resignation will not result in acceleration of vesting of his equity awards.

CERTAIN TRANSACTIONS

      We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Wachovia Capital Partners Investment

      On September 30, 1999, we issued an aggregate of 400,000 shares of our Series A Redeemable Preferred Stock, 200,000 shares of our Series B Convertible Redeemable Preferred Stock and warrants to purchase up to 2,447,181 shares of our common stock to Wachovia Capital Partners, Inc. (a successor in interest to First Union Capital Partners, Inc.) in exchange for an aggregate purchase price of $15 million. In June 2000, Wachovia Capital Partners, Inc. transferred all of the warrants to purchase common stock to its affiliate, First Union Merchant Banking 1999-II, LLC. The warrants were exercised in their entirety on March 29, 2002 pursuant to a cashless exercise. No other investors participated in the September 1999 transaction. Accordingly, the shares held by Wachovia Capital Partners, Inc. represent 100% of our currently issued and outstanding shares of Series A Redeemable Preferred Stock and Series B Convertible Redeemable Preferred Stock.

      Frederick W. Eubank, II, one of our directors, is a Partner of First Union Merchant Banking 1999-II, LLC, Wachovia Capital Partners, Inc. and FUCP Management Company 1999, LLC, which is the managing member of First Union Merchant Banking 1999-II, LLC. In addition, Mr. Eubank has a minority ownership interest in FUCP Management Company 1999, LLC which has a minority ownership interest in First Union Merchant Banking 1999-II, LLC. Mr. Eubank was elected to our board of directors as Wachovia Capital Partners, Inc.’s nominee pursuant to a shareholders agreement entered into among us, several of our founding stockholders and Wachovia Capital Partners, Inc. in connection with the September 1999 investment. The shareholders agreement will be terminated upon the closing of this offering.

      Dividends accrue on the outstanding shares of Series A Redeemable Preferred Stock at the rate of 9% per annum. During fiscal years ended 1999, 2000 and 2001 and the six months ended March 31, 2002, we made dividend payments to Wachovia Capital Partners, Inc. with respect to the Series A Redeemable Preferred Stock in the aggregate amounts of $0, $0.9 million, $0.9 million, and $0.4 million respectively. Upon the closing of this offering, all outstanding shares of Series A Redeemable Preferred Stock will be redeemed for an aggregate redemption price of $10.0 million plus accrued and unpaid dividends of approximately $0.2 million.

      Upon the closing of this offering, all outstanding shares of Series B Convertible Redeemable Preferred Stock will be converted into an aggregate of 1,280,000 shares of common stock.

      On March 29, 2002 First Union Merchant Banking 1999-II, LLC exercised on a cashless basis warrants to purchase 2,447,181 shares of our outstanding common stock resulting in a net issuance of 2,446,563 shares of common stock. Pursuant to the agreement under which the warrants were issued, we have the right to repurchase a portion of the warrant shares upon the closing of this offering. Pursuant to our exercise of that right, upon the closing of this offering, we will pay First Union Merchant Banking 1999-II, LLC the sum of $0.4 million in exchange for the repurchase of 1,191,965 shares.

      Wachovia Capital Partners, Inc. and First Union Merchant Banking 1999-II, LLC will have certain rights to require us to file a registration statement in order to register for resale under the Securities Act the 3,726,563 shares of common stock they beneficially own (less the 1,191,965 shares of common stock redeemed with the proceeds of this offering). Such rights are sometimes referred to as “demand” registration rights. Wachovia Capital Partners, Inc. and First Union Merchant Banking 1999-II, LLC will also have certain rights to require us to register their shares when we are registering shares for sale on our own behalf or for sale by another stockholder. Such rights are sometimes referred to as “piggyback” registration rights. We would be required to bear all registration fees and expenses related to any such registrations, excluding any underwriting discounts or selling commissions.

      Wachovia Securities, Inc., an affiliate of Wachovia Capital Partners, Inc. and First Union Merchant Banking 1999-II, LLC is one of the underwriters of this offering and will receive customary fees and commissions in connection with its underwriting activities.

Technology Center Partners

      Pursuant to a Real Estate Purchase and Sale Agreement dated August 16, 2001, we acquired approximately six acres of land from Technology Center Partners for an aggregate purchase price of $1,453,760. Technology Center Partners is a Tennessee general partnership owned in part by Terry D. Douglass, J. Kelly Milam, Ronald Nutt and Michael Crabtree. The ongoing expansion of our manufacturing and administrative space is being constructed on the land purchased from Technology Center Partners. We have been granted a right of first refusal to purchase an adjacent piece of property from Technology Center Partners which expires on August 16, 2006.

Corridor Park Limited Partnership II

      On September 15, 2000, we entered into a Lease Agreement with Corridor Park Limited Partnership II for approximately 8,100 square feet of office space located at 830 Corridor Park Boulevard, Suite 100, in Knoxville, Tennessee. Certain of our officers, directors and principal stockholders, including Terry Douglass, Ronald Nutt, J. Kelly Milam and Michael Crabtree are partners of Corridor Park Limited Partnership II. The Lease Agreement had an initial twelve-month term that expired on September 15, 2001, but was extended for an initial twelve-month period through October 31, 2002. We have a right during this renewal period to terminate the Lease Agreement upon 60 days notice to Corridor Park Limited Partnership II. We pay $9.00 per square foot to rent this space plus a pro rata share of maintenance, taxes, insurance and other expenses. We also pay as additional rent the unamortized cost of certain build-out construction that was completed at our request. Currently, we use this property for administrative offices.

Concorde Microsystems, Inc.

      We have entered into three agreements with Concorde Microsystems, Inc. Ronald Nutt’s son, Robert E. Nutt, the President of Concorde, and Ronald Nutt’s daughter in the aggregate own more than ten percent of Concorde’s capital stock. In October 1999, CTI and CTI PET Systems entered into a MicroPET Agreement with Concorde pursuant to which CTI PET Systems granted Concorde a license to the rights of CTI PET Systems under the 1994 Collaboration Agreement with UCLA to data and other results of research performed by UCLA related to PET and nuclear medicine, including research related to high resolution (less than 2mm) PET for animals. In the MicroPET Agreement, CTI PET Systems granted Concorde a non-exclusive royalty-free license for the sole purpose of production by Concorde of products for use in the high resolution animal PET market. All technology developed by Concorde useful in the design, development or production of PET scanners for humans belongs to CTI PET Systems. All technology developed by Concorde that is useful in the development of PET scanners for animal applications belongs to Concorde. For a period of five years, CTI PET Systems agreed to sell to Concorde, equipment and components needed to develop animal scanners and Concorde agreed to sell MicroPET scanners and related equipment for resale by CTI PET Systems. Concorde purchases equipment and component parts to develop PET scanners for animals from CTI PET Systems at approximately the same price at which CTI PET Systems sells such equipment and components to its third-party distributors for use as spare and replacement parts. Concorde also acquires LSO from CTI at the same price at which CTI sells LSO to CTI PET Systems. The MicroPET Agreement has a five-year term, but CTI PET Systems has retained the right upon 180 days notice to Concorde to begin developing PET scanners for animals.

      As part of the transactions contemplated by the MicroPET Agreement, CTI PET Systems entered into a Patent and Technology Sublicense Agreement. Pursuant to this Sublicense, CTI PET Systems granted Concorde a non-exclusive, royalty-free right to use the materials and methods covered by the LSO patents in the field of detector systems for high resolution animal PET scanners. The Patent and Technology Sublicense Agreement expires on the date that CTI’s license to use the LSO technology expires.

      Effective October 1, 1999, CTI PET Systems and Concorde entered into a Development and Exclusive Supply Agreement pursuant to which CTI PET Systems engaged Concorde to develop, manufacture and supply application specific integrated circuits used in the PET scanners manufactured by CTI PET Systems. CTI PET Systems agreed to pay Concorde for its development costs, production set-up costs and design maintenance procedures incurred in connection with the development and production of these circuits. Pursuant to that agreement, CPS PET Systems paid Concorde $79,000, $429,000 and $554,000 for the years ended September 30, 1999, 2000 and 2001, respectively. CTI PET Systems further agreed that upon the successful development of the circuits, Concorde would be the exclusive supplier of the circuits. Concorde completed the development of the circuits in February 2002. CTI PET Systems agreed to acquire at least $50,000 worth of circuits from Concorde each year during the five years commencing on the date of commercial production of the circuits, which is estimated to be in March 2003. The actual amounts to be purchased by CTI PET Systems will vary depending upon the demand for its PET scanners, subject to the $50,000 minimum annual purchase commitment for five years. Concorde will also receive a license fee for each circuit purchased by CTI PET Systems. All technology developed by Concorde in the performance of the agreement belongs to CTI PET Systems. Concorde agreed for a period of five years after the new circuits are developed not to engage in or own an interest in a business competitive with CTI PET Systems or to design circuits for any competitor of CTI PET Systems. The agreement expires five years after the completion date of the development phase of the circuits.

UCLA Relationship

      Our director, Michael E. Phelps, is the chair of UCLA’s Department of Molecular and Medical Pharmacology. In February of 1994 we entered into a collaboration agreement with the UCLA for the development of new technologies for the PET and radiopharmaceutical equipment markets. In this agreement, UCLA agreed to provide its facilities and research personnel to assist in the development process. We agreed to provide UCLA PET and radiopharmaceutical equipment at a price equal to our production cost with the objective being that UCLA would have the state of the art PET equipment for use in the collaboration program. For inventions developed solely by UCLA relating to PET and radio-pharmaceuticals technology, we have a first right to obtain a license from UCLA pertaining to such technology, provided UCLA has no existing licensing obligations to a third party sponsor of research. We also have a right to license UCLA’s undivided interest in any jointly developed inventions. The royalties for any license are subject to the terms of a mutual agreement between us and UCLA. The 1994 collaboration agreement had an initial five year term with the right of the parties to extend the agreement for additional two year terms. The agreement has been extended until January 2003.

      In 2000, we entered into a second collaboration agreement with UCLA to further enhance our collaboration efforts relating to radiopharmaceuticals. Through this collaboration agreement, we created the LA Tech Center. In the collaboration agreement, UCLA’s Department of Molecular and Medical Pharmacology agreed to conduct research activities and specialized research services. We pay for all cost incurred in connection with the prosecution of patent applications and maintenance of issued patents directed to selected research results under this agreement. We agreed to provide personnel at no cost to work in the LA Tech Center. We also agreed to provide UCLA with PET and radiopharmaceutical equipment and radiopharmaceutical probes at a price equal to our production cost. In consideration for the research services, we agreed to pay UCLA a monthly research fee, specific research fees and an incentive fee. The incentive fee is based on net revenues received by us from the sale of products produced at the LA Tech Center. We also pay UCLA royalties for technology we license from UCLA. The collaboration agreement entered into during 2000 has a five year term. UCLA has granted us the first option to negotiate for an exclusive a license to any UCLA inventions and jointly developed inventions under this agreement for the purpose of commercial development.

Repurchase of Common Stock from Seiko Instruments and SIE Netherlands

      In January 2002, Seiko Instruments, Inc. and S.I.E. Netherlands B.V., an affiliate of Seiko Instruments, Inc., agreed to sell an aggregate of 2,536,109 shares of our outstanding common stock back to us for approximately $11.9 million. We consummated this purchase on May 13, 2002.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock, as of May 14, 2002, by the following individuals or groups:

•	each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and named executive officers as a group; and

•	each of our stockholders selling shares in this offering.

      Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will be exercisable within 60 days of May 14, 2002 are deemed outstanding, but such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The percentage of beneficial ownership before the offering is based on 32,016,926 shares of common stock outstanding as of May 14, 2002.

			Percentage of
	Number of Shares		Shares
	Beneficially Owned		Outstanding
					Number of
	Before	After	Before	After	Shares to be Sold
Beneficial Owner(1)	Offering	Offering	Offering	Offering	in the Offering

Terry D. Douglass(2)	7,242,056	7,242,056	22.5%	17.7%	—
Ronald Nutt(3)	3,756,925	3,596,925	11.7	8.8	160,000
David N. Gill (4)	85,440	85,440	*	*	—
Mark S. Rhoads(5)	369,518	369,518	1.1	*	—
Fred Stuvek, Jr.(6)	744,630	744,630	2.3	1.8	—
Michael K. Templin(7)	278,534	278,534	*	*	—
Michael Phelps(8)	3,072,581	2,992,581	9.5	7.3	80,000
Michael C. Crabtree(9)	3,229,586	3,069,586	10.1	7.5	160,000
Frederick W. Eubank, II(10)	3,726,563	2,534,598	11.6	6.2	—
Bernd Haetzel(11)	—		—		—
Leroy Hood, M.D., Ph.D.(12)	22,059	22,059	*	*	—
William W. McInnes(13)	22,059	22,059	*	*	—
James Kelly Milam(14)	3,217,515	3,129,515	10.0	7.7	88,000
Wachovia Capital Partners, Inc.(15)	3,726,563	2,534,598	11.6	6.2	—
KCCF-Vision Fund 2000 Support Organization	699,328	539,328	2.2	1.3	160,000
Andrew C. Milam	90,134	66,134	*	*	24,000
Stephen Wesley Milam	90,134	66,134	*	*	24,000
Wade A. Milam	90,134	66,134	*	*	24,000
All directors and executive officers as a group (11 persons)	19,320,365	17,880,400	57.4	42.1	240,000

*	Less than 1% of the outstanding shares of common stock.

(1)	Unless otherwise indicated in the footnotes, the address of each of the beneficial owners identified is 810 Innovation Drive, Knoxville, TN 37932.

(2)	Includes 2,782,010 shares held by the Douglass Revocable Charitable Trust, 1,600,000 shares held by the Grantor Retained Annuity Trust for Terry D. Douglass and 162,246 shares issuable upon the exercise of stock options exercisable within 60 days. Excludes 283,778 shares held by the Terry D. Douglass Irrevocable Gift Trust and 283,778 shares held by the Rosann B. Douglass Irrevocable Gift Trust. If the underwriters exercise their over-allotment option in full, the Terry D. Douglass Irrevocable Gift Trust and the Rosann B. Douglass Irrevocable Gift Trust will each sell 80,000 shares and would each beneficially own 203,778 shares (less than 1%) of our outstanding common stock after the offering.

(3)	Includes 177,902 shares held by the Nutt Family Trust, 1,440,000 shares held by the Grantor Retained Annuity Trust for Ronald Nutt and 123,072 shares issuable upon the exercise of stock options exercisable within 60 days.

(4)	Includes 3,200 shares held by his daughter Addie Gill and 3,200 shares held by his son Matthew Gill.

(5)	Includes 273,518 shares issuable upon the exercise of stock options exercisable within 60 days.

(6)	Includes 576,374 shares issuable upon the exercise of stock options exercisable within 60 days.

(7)	Includes 107,200 shares issuable upon the exercise of stock options exercisable within 60 days.

(8)	Includes 160,000 shares held by the Grantor Retained Annuity Trust for Michael Phelps, 160,000 shares held by the Grantor Retained Annuity Trust for Patricia Phelps and 347,562 shares issuable upon the exercise of stock options exercisable within 60 days. If the underwriters exercise their over-allotment option in full, Mr. Phelps would sell an additional 80,000 shares and would beneficially own 2,912,581 shares (6.8%) of our outstanding common stock after the offering.

(9)	Includes 3,099,286 shares owned by Crabtree Ventures, LLC and 15,099 shares held by the Special Needs Trust for Jack Barnes and Sarah Lane Barnes. Of the 160,000 shares being sold in the offering by Mr. Crabtree, 120,000 will be sold by Crabtree Ventures, LLC. Mr. Crabtree is the managing member of Crabtree Ventures, LLC and in such capacity has the authority to vote and dispose of the shares owned by Crabtree Ventures, LLC. If the underwriters exercise their over-allotment option in full, Crabtree Ventures, LLC will sell an additional 320,000 shares and as a result Mr. Crabtree would beneficially own 2,749,586 shares (6.5%) of our outstanding common stock after the offering. Mr. Crabtree served as a director of CTI from our inception through May 2002.

(10)	Includes 1,280,000 shares of common stock issuable upon conversion of 200,000 shares of Series B Convertible Redeemable Preferred Stock owned by Wachovia Capital Partners, Inc. Also includes 2,446,563 shares of common stock owned by First Union Merchant Banking 1999-II, LLC, of which 1,191,965 will be repurchased by us upon completion of the offering. Mr. Eubank is a Partner of First Union Merchant Banking 1999-II, LLC, Wachovia Capital Partners, Inc. and FUCP Management Company 1999, LLC, which is the managing member of First Union Merchant Banking 1999-II, LLC. The address for Mr. Eubank is 301 S. College St., Charlotte, NC 28288.

(11)	Mr. Haetzel is the Vice President of Finance and Administration for the Oncology Care Systems Group of Siemens Medical Solutions USA, Inc., which owns 894,906 shares of our common stock. Mr. Haetzel’s address is 4040 Nelson Avenue, Concord, CA 94520.

(12)	Represents 22,059 shares of common stock issuable upon the exercise of stock options exercisable within 60 days. Although these options were issued on June 4, 2002, the table above gives effect to such issuance as if it had occurred on May 14, 2002.

(13)	Represents 22,059 shares of common stock issuable upon the exercise of stock options exercisable within 60 days. Although these options were issued on May 21, 2002, the table above gives effect to such issuance as if it had occurred on May 14, 2002.

(14)	Includes 102,400 shares held by Mr. Milam’s wife Beverly, 179,776 shares held by the Grantor Retained Annuity Trust for J. Kelly Milam and 179,776 shares held by the Grantor Retained Annuity Trust for Beverly Milam. From 1994 through 2000, Mr. Milam served as our Vice President of our cyclotron business. From January 2001 through February 2002, Mr. Milam provided us with consulting services. From our inception through March 2002, Mr. Milam served as one of our directors.

(15)	Includes 1,280,000 shares of common stock issuable upon conversion of 200,000 shares of Series B Convertible Redeemable Preferred Stock owned by Wachovia Capital Partners, Inc. Also includes 2,446,563 shares of common stock owned by First Union Merchant Banking 1999-II, LLC, of which 1,191,965 will be repurchased by us upon completion of the offering. The address for Wachovia Capital Partners, Inc. and First Union Merchant Banking 1999-II, LLC is 301 S. College St., Charlotte, NC 28288.

DESCRIPTION OF OUR CAPITAL STOCK

      Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion and redemption of all outstanding preferred stock, stock will consist of 500,000,000 shares of common stock, $.01 par value, and 9,400,000 shares of preferred stock, $.01 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Common Stock

      General. As of May 14, 2002, there were 32,016,926 shares of common stock outstanding and 201 stockholders of record. After this offering, there will be 40,824,961 shares of our common stock outstanding, or 42,432,961 shares if the underwriters exercise their over-allotment option in full, after giving effect to our repurchase of 1,191,965 shares of outstanding common stock upon completion of this offering.

      Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

      Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

      Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

      Preemptive Rights. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

      Assessment. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

      As of May 14, 2002, there were 400,000 shares of Series A Redeemable Preferred Stock and 200,000 shares of Series B Convertible Redeemable Preferred Stock outstanding. In addition, in connection with the adoption of our stockholder protection rights agreement, we have designated 50,000 shares of our preferred stock as Series C Junior Participating Preferred Stock, none of which is outstanding. Upon the closing of this offering, the outstanding shares of Series B Convertible Redeemable Preferred stock will be converted into an aggregate of 1,280,000 shares of common stock. The outstanding shares of Series A Redeemable Preferred Stock will be redeemed with the proceeds from this offering. Thereafter, we will eliminate the Series A and Series B preferred stock from our certificate of incorporation, and we will have a total of 9,350,000 shares of undesignated preferred stock, none of which will be outstanding. The board of directors will have the authority, without further action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.

Warrants

      As of May 14, 2002, there were warrants outstanding to purchase 76,000 shares of common stock, at a per share exercise price of $6.56. The warrants expire on February 7, 2007.

Registration Rights

      After this offering, Wachovia Capital Partners, Inc. and First Union Merchant Banking 1999-II, LLC will have certain rights to require us to register 2,534,598 shares of common stock under the Securities Act. Such rights are sometimes referred to as “demand” registration rights. These holders will also have certain rights to require us to register their shares when we are registering shares for sale on our own behalf or for sale by another stockholder. Such rights are sometimes referred to as “piggyback” registration rights. Siemens, which holds 894,906 shares of our common stock, also has piggyback registration rights. We would be required to bear all registration fees and expenses related to any such registrations, excluding any underwriting discounts or selling commissions.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

      Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (i) acquisition of us by means of a tender offer; (ii) acquisition of us by means of a proxy contest or otherwise; or (iii) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

      Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

      Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our President, our Chief Executive Officer or by a resolution adopted by a majority of our board of directors.

      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

      Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

      Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% of our outstanding common stock. For more information on the classified board, see the section entitled “Management — Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

      Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

      Special Vote Required for Certain Business Combinations. Our certificate of incorporation provides that business combinations by “interested stockholders” generally require the approval by either the holders of at least 66 2/3% of our then outstanding Common Stock or the majority of our “continuing directors.” An “interested stockholder” in this provision is defined as a person who, together with affiliates and associates, owns, or within two years prior to the determination of interested stockholder status did own, 15% or more of our common stock. A “continuing director” is a director who is not affiliated with the interested stockholder seeking to complete the business combination and who was a director before such stockholder became an “interested stockholder.” Like the Delaware anti-takeover statute, this provision in our certificate of incorporation may have the effect of limiting certain transactions that would otherwise be in the best interests of the stockholders.

      Amendment of Certain Provisions in Our Organizational Documents. The amendment of any of the above provisions, except for the undesignated preferred stock provision, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

      The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Stockholder Protection Rights Agreement

      On May 21, 2002 we entered into a stockholder protection rights agreement. The following is a summary of the material terms of this agreement. The statements below are only a summary, and we refer you to the stockholder protection rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Each statement is qualified in its entirety by such reference.

      Under the stockholder protection rights agreement, one stockholder right is attached to each share of common stock. The stockholder rights are transferable only with the common stock until they become exercisable, are terminated or expire.

      Each right initially entitles the holder to purchase one ten-thousandth of a share of our Series C Junior Participating Preferred Stock at an exercise price of $130, subject to adjustment. The rights will separate from the common stock upon the earlier of:

•	the tenth business day after the first date of public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock, such person or group referred to as an “acquiring person,” or such earlier or later date as determined by our board of directors; and

•	the tenth business day after a person or group commences a tender or exchange offer, the consummation of which would result in such person or group becoming an acquiring person.

      The term “acquiring person” expressly excludes any person or group that beneficially owns 15% or more of our outstanding common stock as of May 21, 2002 until such person or group becomes the beneficial owner of more than an additional 5% of our outstanding common stock.

      The stockholder rights that are beneficially owned by any person who becomes an acquiring person will be null and void.

      If any person or group becomes an acquiring person, instead of one ten-thousandth of a share of preferred stock, each stockholder right, other than those rights beneficially owned by the acquiring person, will then represent the right to receive upon exercise an amount of common stock having a market value equal to twice the exercise price subject to certain exceptions.

      If after a person or group becomes an acquiring person, we are acquired in a merger or other business combination or 50% or more of our consolidated assets or earnings power are sold or transferred, in certain specified circumstances, each stockholder right will represent, upon exercise, the right to receive that number of shares of the person acquiring our assets or issuing securities into which shares of common stock are being converted or exchanged having a value equal to twice the exercise price.

      In addition, at any time after any person or group becomes an acquiring person, but before that person or group becomes the beneficial owner of 50% or more of the outstanding common stock, our board of directors may at its option exchange the stockholder rights, in whole or in part, for common stock at an exchange ratio of one share of common stock per right.

      The exercise price payable, the amount of preferred stock and common stock, cash or securities or assets issuable upon exercise of, or exchange for, stockholder rights and the number of outstanding rights are subject to adjustment to prevent dilution if certain events occur.

      We have reserved 50,000 shares of preferred stock, designated as Series C Junior Participating Preferred Stock, for issuance upon exercise of the rights. Our board of directors may increase or decrease the number of shares of preferred stock subject to the rights.

      Each one ten-thousandth of a share of the preferred stock issued upon the exercise of a right will have one vote, voting together with the common stock, and will receive dividends at a rate equal to the dividends paid on any one share of common stock. In addition, each whole share of this series of preferred stock is entitled to a quarterly dividend equal to the excess of $1.00 over the aggregate dividends received by each whole share of this series during the previous quarter.

      In the event of liquidation, the holders of this series of preferred stock will receive a preferred liquidation payment per whole share equal to the greater of $1.00 or the aggregate amount paid with respect to 10,000 shares of common stock.

      In the event of any merger, consolidation, share exchange or other transaction in which shares of common stock are exchanged, each one ten-thousandth of a share of preferred stock issued upon exercise of a right will be entitled to receive the consideration paid with respect to each share of common stock.

      The rights of the holders of this series of preferred stock are subject to adjustment to prevent dilution if certain events occur.

      Our board of directors may terminate the stockholder rights at any time until the tenth business day after the first date of public announcement that a person or group has become an acquiring person or such earlier or later date as the board of directors may fix in accordance with the terms of the agreement. We may condition the termination of the stockholder rights upon the occurrence of a specified event or time. Unless earlier terminated by us, the stockholder rights will expire on June 1, 2012.

      Our transfer agent, SunTrust Bank will be the rights agent under the stockholder protection rights agreement.

      The stockholder rights will not prevent a takeover of us. However, the rights may render an unsolicited takeover of us more difficult or less likely to occur, even though such takeover may offer stockholders an opportunity to sell their shares at a price above the prevailing market and/or may be favored by a majority of the stockholders.

Limitations of Liability and Indemnification Matters

      We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: (i) any breach of their duty of loyalty to the corporation or the stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our bylaws also provide that we will indemnify our directors and executive officers and we may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents. These agreements among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is SunTrust Bank.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering there has been no public market for our common stock, and we cannot predict the effect that any future sales may have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect our stock price.

Sales of Restricted Shares and Lock-Up Agreements

      Upon completion of this offering, we will have an aggregate of 40,824,961 outstanding shares of common stock based upon shares outstanding as of May 14, 2002, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options prior to completion of this offering. As of May 14, 2002, we had (i) outstanding stock options held by employees, consultants and directors for the purchase of an aggregate of 4,957,728 shares of common stock, and (ii) outstanding warrants to purchase 76,000 shares of common stock. The 10,720,000 shares of common stock being sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144, Rule 144(k) or Rule 701, each of which is discussed below. In addition, all of our officers and directors and substantially all of our stockholders are subject to lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus.

Days After Date of	Approximate Shares
This Prospectus	Eligible for Future Sale	Comment

On effectiveness	11,975,115	Shares sold in offering or salable under Rule 144(k)
90 days	217,562	Shares salable under Rule 144 or 701
180 days	27,356,246	Lock-up with the underwriters released; shares salable under Rule 144, 144(k), or 701

      We expect the remaining 1,276,038 shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after 180 days from the date of this prospectus.

      Rule 144. Rule 144 allows persons whose shares are subject to transfer restrictions, either because the person is an affiliate or because the shares have never been registered, to transfer the shares if they comply with the Rule’s requirements. In general, under Rule 144, a person (or group of persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including, in some instances, the holding period of a previous owner if the previous owner was not an affiliate), and who files a Form 144 with respect to such sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of: (i) 1% of the then outstanding shares of our common stock, which would equal approximately 414,650 shares immediately after this offering, or (ii) the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us. We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the individual circumstances surrounding the desired sale, including the market price, as well as the personal circumstances of the sellers. Any future sale of substantial amounts of our common stock in the open market, including those effected pursuant to Rule 144, may adversely affect the market price of our common stock.

      Rule 144(k). A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates are not eligible to sell under Rule 144(k) and must always meet all of the requirements discussed under Rule 144 above, even after the applicable holding periods have been satisfied.

      Rule 701. Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements.

Stock Options

      We intend to file registration statements under the Securities Act covering up to 7,957,728 shares of common stock reserved for issuance under our 1998 Restated Incentive Option Plan, and our 2002 Long Term Incentive Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements described above.

Registration Rights

      After the offering, Wachovia Capital Partners, Inc. and First Union Merchant Banking 1999-II, LLC will have certain rights to require us to register 2,534,598 shares of common stock under the Securities Act. Such rights are sometimes referred to as “demand” registration rights. Wachovia Capital Partners, Inc. and First Union Merchant Banking 1999-II, LLC also have certain rights to require us to register their shares when we are registering shares for sale on our own behalf or for sale by another stockholder. Such rights are sometimes referred to as “piggyback” registration rights. In addition, Siemens, who holds 894,906 shares of our Common Stock, also has piggyback registration rights. We would be required to bear all registration fees and expenses related to such registrations, excluding any underwriting discounts or selling commissions.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

General

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

      This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, specific rules that may apply to certain non-U.S. holders, including banks, insurance companies, partnerships or other pass-through entities, U.S. expatriates, dealers and traders in securities, or special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction. This discussion is based on provisions of the Code, Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of common stock in your particular situation.

      For purposes of this discussion, a non-U.S. holder is a beneficial owner of common stock that is any of the following for U.S. federal income tax purposes:

•	a nonresident alien individual within the meaning of Section 7701(b) of the Code,

•	a foreign corporation or other foreign entity taxable as a corporation under U.S. federal income tax law, or

•	a foreign estate or trust within the meaning of Section 7701(a) of the Code.

      If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding shares of common stock, we suggest you consult your own tax advisor.

Distributions

      If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock (determined on a share by share basis) will be treated as a gain from the sale or exchange of the common stock, the treatment of which is discussed below. Dividends paid to a non-U.S. holder that are not effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder will be subject to U.S. federal withholding tax at a 30% rate or, if an income tax treaty applies and certain information reporting requirements are satisfied, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

      The U.S. federal withholding tax generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

      A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may establish entitlement to the benefit of a reduced rate of withholding under such tax treaty by timely filing a properly completed Form W-8BEN with us prior to the payment of a dividend. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the Internal Revenue Service.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the U.S. and, if a tax treaty applies, attributable to a non-U.S. holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the non-U.S. holder furnishes to us or our paying agent a properly completed IRS Form W-8ECI (or successor form) containing the non-U.S. holder’s tax payer identification number. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable tax treaty.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	The gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain is attributable to a non-U.S holder’s U.S. permanent establishment. In such a case, the non-U.S. holder generally will, unless an applicable tax treaty provides otherwise, be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to an additional branch profits tax as described above.

•	A non-U.S. holder who is an individual, holds our common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

•	At any time during the 5 year period ending on the date of a sale or other disposition of our stock, our company is classified as a United States Real Property Holding Corporation, generally defined as a corporation, the fair market value of whose real property interests equals or exceeds 50% of the fair market value of its U.S. real property interests, its interests in real property located outside the United States and any other of its assets used or held for use in a trade or business. Our company believes it is not and does not anticipate becoming a United States Real Property Holding Corporation for United States federal income tax purposes.

Information Reporting and Backup Withholding Tax

      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to an applicable tax treaty or other agreement, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

      Under certain circumstances, Treasury regulations require information reporting and backup withholding (currently at a rate of 30%), on certain payments on common stock. A non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable Treasury regulations or otherwise establish an exemption may be subject to information reporting and this backup withholding tax on payments of dividends.

      Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker is subject to both information reporting and backup withholding unless the non-U.S. holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a foreign broker effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to payment of the proceeds of a sale of our common stock by or through a foreign office of a broker effected outside the United States if that broker is:

•	a U.S. person,

•	a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States,

•	a “controlled foreign corporation” as defined in the Code, or

•	a foreign partnership that at any time during its tax year either (i) has one or more U.S. persons that, in the aggregate, own more than 50% of the income or capital interests in the partnership or (ii) is engaged in the conduct of a trade or business in the United States.

      Information reporting requirements will not apply to the payment of the proceeds of a sale of our common stock if the broker receives a statement from the owner, signed under penalty of perjury, certifying such owner’s non-U.S. status or an exemption is otherwise established. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

      Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s U.S. federal income tax liability, if any, provided the required information and appropriate claim for refund is filed with the Internal Revenue Service.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

      The foregoing discussion is a summary of the material federal tax consequences of the ownership, sale or other disposition of our common stock by non-U.S. holders for U.S. federal income and estate tax purposes. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, non-U.S. or other tax laws.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2002, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, U.S. Bancorp Piper Jaffray Inc., Bear, Stearns & Co. Inc., Banc of America Securities LLC and Wachovia Securities, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston Corporation	3,207,600
U.S. Bancorp Piper Jaffray Inc.	2,235,600
Bear, Stearns & Co. Inc.	1,944,000
Banc of America Securities LLC	1,360,800
Wachovia Securities, Inc.	972,000
Adams, Harkness & Hill, Inc.	62,500
CIBC World Markets Corp.	125,000
Deutsche Bank Securities Inc.	125,000
Fidelity Capital Markets, a division of National Financial Services LLC	62,500
Invemed Associates LLC	125,000
RBC Dain Rauscher Inc.	125,000
SG Cowen Securities Corporation	125,000
SunTrust Capital Markets, Inc.	125,000
Thomas Weisel Partners LLC	125,000

Total	10,720,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We and certain of the selling stockholders have granted to the underwriters a 30-day option to purchase up to 1,048,000 additional shares from us and an aggregate of 560,000 additional outstanding shares from such selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.75 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.250	$1.250	$12,500,000	$13,810,000
Expenses payable by us	$0.180	$0.163	$1,800,000	$1,800,000
Underwriting Discounts and Commissions paid by selling stockholders	$1.250	$1.250	$900,000	$1,600,000

      The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

      The offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because an affiliate of Wachovia Securities, Inc., one of the underwriters, owns 10% or more of our preferred stock. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation will not receive any additional fees from us for serving as the qualified independent underwriter in connection with this offering.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

      Our officers, directors and holders of substantially all of our equity securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our common stock has been listed for quotation on The Nasdaq Stock Market’s National Market under the symbol “CTMI”.

      After giving effect to this offering, the conversion of our convertible preferred stock into common stock, the repurchase of shares described in the next sentence and assuming no exercise of the over-allotment option, Wachovia Capital Partners, Inc. and First Union Merchant Banking 1999-II, LLC both of which are affiliates of Wachovia Securities, Inc. will together own 2,534,598 shares of our common stock, or approximately 6.2% of our outstanding shares. In addition, we will use $10.2 million of the proceeds from this offering to repurchase all of the redeemable preferred stock from Wachovia Capital Partners, Inc. and $0.4 million of the proceeds to repurchase 1,191,965 shares from First Union Merchant Banking 1999-II, LLC.

      Wachovia Securities, Inc. was engaged by CTI in January 2001 to provide various financial advisory services. This engagement was terminated in April 2002. During the twelve months preceding this offering, CTI paid to Wachovia Securities, Inc. fees totaling $120,332 pursuant to this engagement.

      Frederick W. Eubank, II, one of our directors, is a Partner of First Union Merchant Banking 1999-II, LLC, Wachovia Capital Partners, Inc. and FUCP Management Company 1999, LLC which is the managing member of First Union Merchant Banking 1999-II, LLC.

      An affiliate of Banc of America Securities LLC, one of the underwriters of this offering, is a lender under our credit facility and, therefore, will receive a portion of any proceeds from this offering used to repay indebtedness under our credit facility.

      The underwriters may, from time to time, provide various financial advisory services for us in the ordinary course of their businesses for which they will receive customary fees.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we will compete;

•	our past and present operations;

•	our past and present earnings and current financial position;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

      We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market’s National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder(s) prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder(s) and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

      We are in compliance with the terms of the indebtedness owed by us to an affiliate of Banc of America Securities LLC. The decision of Banc of America Securities LLC to distribute our shares of common stock was not influenced by its affiliate that is one of our lenders and the affiliate had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Banc of America Securities LLC will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us and the selling stockholders.

LEGAL MATTERS

      The legality of the shares of common stock to be issued in this offering will be passed upon by Alston & Bird LLP, Atlanta, Georgia. Hogan & Hartson L.L.P., Washington, D.C. will pass upon certain matters in connection with this offering on behalf of the underwriters.

EXPERTS

      The financial statements as of September 30, 2000 and 2001 and for each of the three years in the period ended September 30, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC through its Electronic Data Gathering and Retrieval System a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement, or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements, or documents. Reference is made to each such exhibit for a more complete description of the matters involved. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. The public may obtain additional information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by CTI Molecular Imaging, Inc. with the SEC via EDGAR are also available at the web site maintained by the SEC on the World Wide Web at http://www.sec.gov.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of CTI Molecular Imaging, Inc.:

      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of CTI Molecular Imaging, Inc. and its subsidiaries at September 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 7, 2001, except as to Notes 5, 6, 9, 10, 12 and 15

  for which the date is June 1, 2002
Atlanta, Georgia

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				March 31,
				2002
				Pro Forma
	September 30,		March 31,	Shareholders’
				Equity
	2000	2001	2002	(Note 2)

(In thousands, except share and per share data)			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,297	$1,827	$1,444
Accounts receivable — trade, less allowance for doubtful accounts of $660 and $596 at September 30, 2000 and 2001, respectively and $1,378 at March 31, 2002 (unaudited)	28,345	35,543	22,558
Accounts receivable — related party, less allowance for doubtful accounts of $165 and $161 at September 30, 2000 and 2001, respectively and $790 at March 31, 2002 (unaudited)	23,593	41,424	48,681
Inventories	40,329	47,080	64,780
Deferred tax asset	7,862	6,360	7,343
Prepaid expenses and other current assets	3,680	6,619	6,817

Total current assets	105,106	138,853	151,623

Property and equipment, net	27,206	47,319	61,078
Deferred tax asset	2,281	2,700	2,273
Goodwill	3,118	11,865	12,048
Other assets	5,330	7,044	7,114

Total assets	$143,041	$207,781	$234,136

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Current liabilities:
Cash management clearing	$4,445	$3,893	$3,242
Accounts payable	11,518	15,039	15,875
Current maturities of long-term debt and capital lease obligations	3,444	4,914	5,526
Accrued payroll and benefits	5,351	8,797	7,385
Customer advances — trade	17,522	16,868	20,631
Customer advances — related party	3,925	5,241	3,478
Accrued warranty expense	1,805	3,433	3,570
Income taxes payable	6,679	3,845	1,446
Other accrued expenses	5,147	2,161	1,500

Total current liabilities	59,836	64,191	62,653

Deferred credits	851	749	698
Warrant liability	7,549	11,470	—
Long-term debt and capital lease obligations, less current maturities	36,878	73,122	91,595

Total liabilities	105,114	149,532	154,946

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				March 31,
				2002
				Pro Forma
	September 30,		March 31,	Shareholders’
				Equity
	2000	2001	2002	(Note 2)

			(unaudited)	(unaudited)
Commitments and contingencies (Note 5)
Minority interest	18,190	21,312	26,226
Preferred stock, $.01 par value; 10,000,000 shares authorized; 9,400,000 shares authorized, pro forma (unaudited):
Redeemable preferred stock, 400,000 shares issued and outstanding ($10,000 aggregate liquidation value at September 30, 2001 and March 31, 2002 (unaudited)); no shares issued or outstanding, pro forma (unaudited)	7,397	7,740	8,023	—
Convertible redeemable preferred stock, 200,000 shares issued and outstanding ($6,001 aggregate liquidation value at September 30, 2001 and $6,127 at March 31, 2002 (unaudited)); no shares issued or outstanding, pro forma (unaudited)	4,230	5,040	5,860	—
Shareholders’ equity:
Common stock, $.01 par value; 500,000,000 shares authorized, 27,535,814 and 30,699,569 shares issued and 26,895,814 and 30,059,569 shares outstanding at September 30, 2000 and 2001, respectively; 32,727,379 shares issued and 32,087,379 shares outstanding at March 31, 2002 (unaudited); 34,007,379 shares issued and 33,367,379 shares outstanding, pro forma (unaudited)	275	307	327	$340
Additional paid-in capital	8,767	20,462	47,784	61,654
Retained earnings (accumulated deficit)	—	4,063	(7,776)	(7,776)
Unearned compensation	—	—	(463)	(463)
Other comprehensive income — currency translation adjustment	(311)	(54)	(170)	(170)
Treasury stock, at cost, 640,000 shares	(621)	(621)	(621)	(621)

Total shareholders’ equity	8,110	24,157	39,081	$52,964

Total liabilities, redeemable preferred stock and shareholders’ equity	$143,041	$207,781	$234,136

The accompanying notes are an integral part of these consolidated financial statements.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Six Months Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002
(In thousands, except share and per share data)

				(unaudited)
Revenues(1)	$88,247	$124,026	$188,877	$75,313	$102,815
Cost of revenues(2)(3)	52,711	68,372	110,249	43,280	60,962

Gross margin	35,536	55,654	78,628	32,033	41,853

Operating expenses:
Selling, general and administrative expenses(3)	15,430	21,751	29,433	12,120	15,682
Research and development expenses(3)	10,605	14,845	18,985	7,720	9,453
Stock-based compensation expense	—	503	538	425	8,236

Total operating expenses	26,035	37,099	48,956	20,265	33,371

Income from operations	9,501	18,555	29,672	11,768	8,482
Warrant liability mark to market expense	—	3,174	3,921	3,921	8,902
Interest expense, net	1,029	2,300	3,767	2,095	2,296
Other (income) expense	490	375	(428)	(291)	(394)

Income (loss) before income taxes and minority interest	7,982	12,706	22,412	6,043	(2,322)

Provision (benefit) for income taxes:
Current	3,803	6,726	8,847	3,096	5,158
Deferred	(2,338)	(2,851)	1,083	1,096	(556)

	1,465	3,875	9,930	4,192	4,602

Income (loss) before minority interest	6,517	8,831	12,482	1,851	(6,924)
Amount applicable to minority interest, net of taxes	3,035	4,453	6,366	2,371	4,915

Net income (loss)	3,482	4,378	6,116	(520)	(11,839)

Accretion of preferred stocks	$—	$500	$653	$282	$704
Dividends on preferred stocks	—	1,404	1,400	700	848

Net income (loss) attributable to common shareholders	$3,482	$2,474	$4,063	$(1,502)	$(13,391)

Earnings (loss) per share (Note 2):
Basic	$.13	$.10	$.15	$(.05)	$(.48)
Diluted	$.11	$.09	$.13	$(.05)	$(.48)
Pro forma earnings (loss) per share (Note 2):
Basic			$.16		$(.41)
Diluted			$.15		$(.41)
Weighted average shares (Note 2):
Basic	27,269,253	25,243,051	27,860,086	27,598,738	28,121,253
Diluted	30,309,014	28,440,078	31,340,041	27,598,738	28,121,253

(1)Includes revenues through related parties	$67,374	$83,217	$120,730	$46,822	$54,537
(2)Includes cost of revenues through related parties	$34,040	$45,091	$60,609	$25,009	$31,051
(3)Excludes stock-based compensation expense as follows:
Cost of revenues	$—	$—	$—	$—	$18
Selling, general and administrative expenses	—	503	533	420	8,134
Research and development expenses	—	—	5	5	84

	$—	$503	$538	$425	$8,236

The accompanying notes are an integral part of these consolidated financial statements.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock			(Accumulated
			Additional	Deficit)		Other		Total
	Number of		Paid-In	Retained	Unearned	Comprehensive	Treasury	Shareholders’
	Shares	Amount	Capital	Earnings	Compensation	Income	Stock	Equity
(In thousands, except share and per share data)
Balances at September 30, 1998	29,566,163	$296	$15,428	$(7,122)	$—	$—	$(621)	$7,981
Issued common stock upon exercise of stock options	553,811	6	218	—	—	—	—	224
Purchase and retirement of common stock	(83,430)	(1)	(231)	—	—	—	—	(232)
Offering costs associated with issuance of redeemable preferred stock with warrants	—	—	(143)	—	—	—	—	(143)
Translation adjustment from foreign functional currency to reporting currency	—	—	—	—	—	(95)	—	(95)
Net income	—	—	—	3,482	—	—	—	3,482

Balances at September 30, 1999	30,036,544	301	15,272	(3,640)	—	(95)	(621)	11,217
Issued common stock upon exercise of stock options	104,512	1	261	—	—	—	—	262
Purchase and retirement of common stock	(2,617,862)	(27)	(6,138)	—	—	—	—	(6,165)
Issuance of common stock	12,621	0	35	—	—	—	—	35
Extension of life of options to purchase shares of common stock (Note 9)	—	—	503	—	—	—	—	503
Translation adjustment from foreign functional currency to reporting currency	—	—	—	—	—	(216)	—	(216)
Net income	—	—	—	4,378	—	—	—	4,378
Dividends accrual on convertible redeemable preferred stock	—	—	—	(502)	—	—	—	(502)
Dividends paid on redeemable preferred stock	—	—	(666)	(236)	—	—	—	(902)
Accretion of redeemable preferred stock	—	—	(313)	—	—	—	—	(313)
Accretion of convertible redeemable preferred stock	—	—	(187)	—	—	—	—	(187)

Balances at September 30, 2000	27,535,814	275	8,767	—	—	(311)	(621)	8,110
Issued common stock upon exercise of stock options	72,846	1	64	—	—	—	—	65
Purchase and retirement of common stock	(102,115)	(1)	(226)	—	—	—	—	(227)
Issuance of common stock for remaining interest in PETNet	3,193,024	32	11,437	—	—	—	—	11,469
Issuance of options to purchase 128,000 shares of common stock	—	—	420	—	—	—	—	420
Translation adjustment from foreign functional currency to reporting currency	—	—	—	—	—	257	—	257
Net income	—	—	—	6,116	—	—	—	6,116
Dividends accrual on convertible redeemable preferred stock	—	—	—	(500)	—	—	—	(500)
Dividends paid on redeemable preferred stock	—	—	—	(900)	—	—	—	(900)
Accretion of redeemable preferred stock	—	—	—	(343)	—	—	—	(343)
Accretion of convertible redeemable preferred stock	—	—	—	(310)	—	—	—	(310)

Balances at September 30, 2001	30,699,569	307	20,462	4,063	—	(54)	(621)	24,157
Issued common stock upon exercise of stock options (unaudited)	76,379	1	167	—	—	—	—	168
Issued common stock upon exercise of warrant (unaudited)	2,446,543	24	20,347	—	—	—	—	20,371
Purchase and retirement of common stock (unaudited)	(518,392)	(5)	(246)	—	—	—	—	(251)
Issuance of common stock (unaudited)	23,307	—	109	—	—	—	—	109
Issued incentive stock options to employees (unaudited)	—	—	8,230	—	(226)	—	—	8,004
Issued warrants to purchase common stock in exchange for consulting services (unaudited)	—	—	267	—	(253)	—	—	14
Translation adjustment from foreign functional currency to reporting currency (unaudited)	—	—	—	—	—	(116)	—	(116)
Net income (loss) (unaudited)	—	—	—	(11,839)	—	—	—	(11,839)
Amortization of unearned compensation (unaudited)	—	—	—	—	16	—	—	16
Dividends accrual on convertible redeemable preferred stock (unaudited)	—	—	(299)	—	—	—	—	(299)
Dividends accrued on redeemable preferred stock (unaudited)	—	—	(100)	—	—	—	—	(100)
Dividends paid on redeemable preferred stock (unaudited)	—	—	(449)	—	—	—	—	(449)
Accretion of redeemable preferred stock (unaudited)	—	—	(183)	—	—	—	—	(183)
Accretion of convertible redeemable preferred stock (unaudited)	—	—	(521)	—	—	—	—	(521)

Balances at March 31, 2002 (unaudited)	32,727,379	$327	$47,784	$(7,776)	$(463)	$(170)	$(621)	$39,081

The accompanying notes are an integral part of these consolidated financial statements.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Six Months Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002
(In thousands, except share and per share data)

				(unaudited)
Cash flows provided by (used in) operating activities:
Net income (loss)	$3,482	$4,378	$6,116	$(520)	$(11,839)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest in income of subsidiaries	3,035	4,453	6,366	2,371	4,915
Depreciation and amortization	2,250	3,782	4,465	1,788	3,062
Deferred tax provision (benefit)	(2,338)	(2,851)	1,083	1,096	(556)
Provision for bad debts	389	111	406	52	1,410
Equity in (income) losses of equity investees	(3)	162	(757)	(274)	(210)
Stock-based compensation expense	—	503	538	425	8,236
Provision to mark to market warrant liability	—	3,174	3,921	3,921	8,902
Loss on disposal of machinery and equipment	—	—	41	160	155
Changes in operating assets and liabilities, net of effects of acquisition of businesses
Accounts receivable	(2,830)	(23,189)	(25,434)	5,684	4,319
Inventories	(6,212)	(10,769)	(6,751)	(8,088)	(17,700)
Other receivables	—	—	(1,378)	72	330
Prepaid expenses and other current assets	143	(1,516)	(2,939)	(1,055)	(198)
Accounts payable	1,073	4,181	3,521	(781)	4,071
Accrued payroll and benefits	1,701	1,606	3,446	(1,126)	(1,412)
Customer advances	(1,559)	585	662	394	2,000
Accrued warranty expense	286	(174)	1,629	961	137
Income taxes payable	861	3,208	(2,833)	(2,255)	(2,399)
Other accrued expenses	(171)	1,709	(2,986)	(3,290)	(661)

Net cash provided by (used in) operating activities	107	(10,647)	(10,884)	(465)	2,562

Cash flows used in investing activities:
Proceeds from the sale of machinery and equipment	—	—	665	—	—
Additions to property and equipment	(379)	(6,275)	(10,362)	(3,076)	(9,345)
Acquisition of businesses, net of cash acquired	(488)	—	—	—	—
Additions to other assets	(464)	(1,604)	(1,923)	(3,606)	(357)

Net cash used in investing activities	(1,331)	(7,879)	(11,620)	(6,682)	(9,702)

Cash flows provided by financing activities:
Increase (decrease) in cash management clearing	—	4,445	(552)	(2,615)	(651)
Proceeds from exercise of stock options	224	262	65	22	49
Retirements of stock	(231)	(6,166)	(1,086)	(27)	(250)
Proceeds from issuance of common stock	—	35	—	—	9
Issuance of long-term debt	—	2,983	3,128	—	2,918
Payment of dividends on preferred stock	—	(902)	(900)	(449)	(449)
Unused proceeds from bond issue	—	(2,060)	2,060	1,982	(76)
Issuance of preferred stock and warrants, net of related costs	14,008	—	—	—	—
Principal payments of long-term debt and capital lease obligations	(2,349)	(2,689)	(3,594)	(1,294)	(3,092)
Draws on line of credit	49,785	76,437	105,470	49,052	78,230
Payments under line of credit	(54,853)	(57,571)	(81,814)	(40,672)	(69,814)

Net cash provided by financing activities	6,584	14,774	22,777	5,999	6,874

Effect of foreign currency exchange rates on cash and cash equivalents	(95)	(216)	257	190	(117)

Net increase (decrease) in cash and cash equivalents	5,265	(3,968)	530	(958)	(383)
Cash and cash equivalents, beginning of year	—	5,265	1,297	1,297	1,827

Cash and cash equivalents, end of year	$5,265	$1,297	$1,827	$339	$1,444

Interest paid (net of $0, $34, and $15, capitalized in years ended September 30, 1999, 2000 and 2001, respectively and $–0– and $55 in six months ended March 31, 2001 and 2002 (unaudited), respectively)	$1,139	$2,452	$3,871	$1,459	$1,304
Income taxes paid	2,965	3,788	11,949	5,858	7,341
Non cash investing and financing activities:
Equipment purchased with capital lease obligations	2,467	7,017	14,523	3,934	7,610
Issuance of debt for property and equipment	—	4,929	—	—	—
Other assets purchased with capital lease obligations	—	1,746	—	—	—
Issuance of note for acquisition of business	466	—	—	—	—
Issuance of 3,193,024 shares of common stock to purchase remaining minority interest in PETNet	$—	$—	$11,469	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1.     Organization and Presentation

      The consolidated financial statements include the accounts of CTI Molecular Imaging, Inc. (CTI) (See Note 15) and all of its subsidiaries (the Company), namely CTI Services, Inc. (Services), Advanced Crystal Technology, Inc. (ACT), CTI GmbH (GmbH), PETNet Pharmaceuticals, Inc. (PETNet), and CTI PET Systems, Inc. (CTI PET Systems). All of the subsidiaries are wholly owned except for CTI PET Systems in which CTI owns 50.1%. The balance of CTI PET Systems is owned by Siemens Medical Solutions USA, Inc. (Siemens).

      The Company’s products and services can be broadly classified into four principal categories: Positron Emission Tomography (PET) scanners, radiopharmaceuticals, detector materials, and other PET products and services. CTI PET Systems manages the development, production and sale of the ECAT® line of PET scanners. PETNet develops, produces and distributes radiopharmaceuticals. ACT and CTI’s unincorporated division, CTI Detector Materials, develop and manufacture detector materials used in PET scanners. CTI and its other subsidiaries and divisions manufacture, sell and service cyclotron systems and other PET related products.

      The minority shareholders’ interest in equity and earnings/losses of CTI PET Systems and a PETNet subsidiary is presented separately in the accompanying financial statements. All significant intercompany balances and transactions have been eliminated.

2.     Summary of Significant Accounting Policies

      Principles of Consolidation — The Company periodically enters into arrangements in which it holds a majority of the equity ownership. In some instances, the Company also has influence over a majority of the board of directors or managers. The Company determines accounting for these investments under Statement of Financial Accounting Standard (SFAS) No. 94 and Accounting Principles Board (APB) Opinion No. 18 and, where appropriate, evaluates its and the minority shareholders’ participating rights in accordance with Emerging Issues Task Force (EITF) Issue 96-16 to determine whether consolidation or equity method accounting is appropriate in each case.

      CTI owns a majority interest in CTI PET Systems. Under the terms of the CTI PET Systems operating agreement, CTI has influence over a majority of the board of directors. Decisions deemed participating rights, including approval of operating budgets and management compensation, are determined by a majority vote of the board of directors. The board of directors of CTI PET Systems consists of two directors selected by CTI, two directors selected by Siemens, and a fifth director selected by Siemens from a list of persons selected by CTI. Neither Siemens nor any member of the board of directors of CTI PET Systems who was selected or nominated by Siemens has any substantive participating or veto rights with regard to significant operating, budget, capital and other decisions. CTI PET Systems is consolidated in the Company’s financial statements.

      PETNet owns a 90% interest in a radiopharmaceutical distribution center in Denver. Under the terms of the Denver distribution center operating agreement, PETNet has control over all significant operating decisions. The Denver distribution center is consolidated in the Company’s financial statements.

      In cases where the minority shareholder is deemed to have “veto rights” or has equal representation on the board of directors, the Company accounts for these investments using the equity method as the Company does not have control over significant operating decisions. The Company has invested in four radiopharmacies which are accounted for under the equity method.

      Interim Financial Statements — Information in the accompanying financial statements and notes to the financial statements for the interim period as of March 31, 2002, and for the six-month periods ended

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

March 31, 2001 and 2002, is unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included. Operating results for the six-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending September 30, 2002.

      Revenue Recognition — The Company records revenues in accordance with the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101), specifically when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured. No right of return privileges are granted to customers after shipment.

      The company accounts for sales of it scanning equipment and related installation and associated training services as multiple-element arrangements. The company recognizes revenue for the elements separately as (i) the sales of the equipment, installation and training services represent separate earnings processes, (ii) revenue is allocated among the elements based on the fair value of the elements and (iii) installation and associated training are not deemed essential to the functionality of the equipment (as other companies are available to provide the installation and associated training services and are sometimes employed by CTI to do so). The Company determines the value of the equipment and installation and training services based on sales of the equipment both with and without installation and training. The Company derives its revenues from sales of scanners, calibration sources, spare parts, detector materials, cyclotrons, radiopharmaceuticals and the provision of services on equipment sold, including site planning and installation, repair and maintenance, training, telephone support and assistance with licensing. Revenues derived form the sale of scanners, calibration sources, spare parts, and detector materials are recognized upon either shipment or arrival at destination depending on shipment terms. Under the Company’s new distribution agreements for scanners, revenues are recognized upon delivery to our distributors when all other revenue recognition criteria have been met. Revenues derived from installing scanning equipment and associated training are deferred and recognized when installation and training are complete. For cyclotron system sales, all revenue is recognized upon installation and customer acceptance as installation is deemed essential to the functionality of cyclotrons.

      Revenues derived from distribution of radiopharmaceuticals are recognized upon delivery of the product. Equipment maintenance service contracts are typically three or more years in duration and related revenues are recognized ratably over the respective contract periods as the services are performed. For other services, revenue is recognized upon completion of the service.

      The Company’s contracts require customer payments in advance of revenue recognition. These amounts are reflected as customer advances and recognized as revenue when the Company has fulfilled its obligations under the respective contracts.

      Cash and Cash Equivalents — The Company considers all highly liquid debt instruments with maturity of three months or less when purchased to be cash equivalents.

      Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with high quality financial institutions. The Company performs ongoing credit evaluations of customers’ financial condition and does not require collateral to support customer receivables. As noted above, CTI PET Systems’ sales of scanners are made through distribution agreements with CTI, Siemens and other entities. The Company’s sales through and to Siemens represented 76%, 67% and 64% of consolidated sales for 1999, 2000 and 2001, respectively.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      Inventories — Inventories are valued at the lower of cost or market, with cost being determined utilizing the first-in, first-out method. Cyclotrons which have been delivered but not yet accepted by customers are included in inventories.

      Property and Equipment — Property and equipment are recorded at cost and depreciation is provided for buildings, building and leasehold improvements, and machinery and equipment using the straight-line method of amortization over the estimated useful lives of the related assets ranging from 30 years for buildings, 7 years for building improvements, and 3 to 10 years for machinery and equipment. Assets under capital lease and leasehold improvements are amortized over their estimated useful lives or the respective lease terms, whichever is shorter. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized. The cost of any assets sold or retired and related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting profit or loss is reflected in operations for the period.

      Goodwill — The excess of acquisition costs over the fair value of net assets acquired is recorded as goodwill and, prior to adoption of SFAS No. 142 (SFAS 142), Goodwill and Other Intangibles, was amortized using the straight-line method over periods not exceeding twenty years.

      Long-Lived Assets — The carrying value of long-lived assets is periodically reviewed by the Company and impairment losses, if any, are recognized when the expected future operating cash flows derived from the assets is less than their carrying values.

      Cash management clearing — Outstanding checks of $4,445 and $3,893 at September 30, 2000 and 2001, respectively, had not been presented for payment to the bank and are reflected in “Cash management clearing” in current liabilities.

      Warranty — The Company provides a parts and labor warranty on its products typically for a period of twelve months after installation. Estimated costs of this warranty obligation are charged to cost of revenues at the time revenue is recognized.

      Income Taxes — The Company records deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Tax credits are accounted for as a reduction of tax expense in the year in which the credits reduce taxes payable.

      The Company does not recognize deferred income taxes for temporary differences associated with its investment in foreign subsidiaries because the differences are essentially permanent in duration.

      Stock-Based Compensation — As permitted by SFAS No. 123 (SFAS 123), CTI has chosen to apply APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its plans. The pro forma disclosures of the impact of SFAS 123 are described in Note 9 of the financial statements.

      Warrants — CTI recorded a liability upon issuing redeemable preferred stock and convertible redeemable preferred stock based on the relative fair value of the warrants issued in the transaction. CTI makes periodic mark to market adjustments, which are reflected in the accompanying consolidated statements of operations in accordance with the provisions of EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (Note 12).

      Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the accompanying financial statements, management has made assumptions and estimates in accounting for credit risk, inventories, property and equipment, goodwill, warranty, income taxes, capital leases, stock-based compensation, and warrants.

      Reclassifications — Certain amounts in the 1999 and 2000 financial statements have been reclassified to conform to the 2001 presentation with no impact on previously reported net income or retained earnings.

      Pro forma Shareholders’ Equity (unaudited) — The accompanying pro forma shareholders’ equity at March 31, 2002 reflects the conversion of all outstanding shares of convertible redeemable preferred stock into 1,280,000 shares of common stock and the redemption of all outstanding shares of redeemable preferred stock.

      Pro forma common shares outstanding and pro forma net income per share (unaudited) — The pro forma common shares outstanding at September 30, 2001 and March 31, 2002 and the pro forma weighted-average common shares outstanding during the periods ended September 30, 2001 and March 31, 2002 reflect the conversion of all outstanding shares of convertible redeemable preferred stock into 1,280,000 shares of common stock, and the expiration of restrictions on 1,973,715 and 1,619,856 shares of common stock at September 30, 2001 and March 31, 2002, respectively.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      A reconciliation of the numerator and denominator used in the calculation of pro forma net income per share excluding the impact of non-amortization of goodwill under SFAS 142 follows:

	Year Ended	Six Months Ended
	September 30, 2001	March 31, 2002

Numerator:
Net income (loss) attributable to common shareholders	$4,063	$(13,391)
Accretion and dividends on convertible redeemable preferred stock	$810	$820

Pro forma net income (loss) attributable to common shareholders	$4,873	$(12,571)

Denominator:
Basic:
Weighted-average number of shares outstanding in computing basic earnings per share	27,860,086	28,121,253
Adjustment to reflect the effect of the assumed conversion of the convertible redeemable preferred stock	1,280,000	1,280,000
Adjustment to reflect the release of restrictions on restricted common stock	1,973,715	1,619,856

Weighted-average number of shares used in computing basic pro forma earnings per share	31,113,801	31,021,109

Diluted:
Weighted-average number of shares outstanding in computing diluted earnings per share	31,340,041	28,121,253
Adjustment to reflect the effect of the assumed conversion of the convertible redeemable preferred stock	1,280,000	1,280,000
Adjustment to reflect the release of restrictions on restricted common stock	—	1,619,856

Weighted-average number of shares used in computing diluted pro forma earnings per share	32,620,041	31,021,109

     Earnings per share

      Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. The weighted average number of common shares outstanding does not include unvested restricted shares. These shares, although classified as issued and outstanding, are considered contingently returnable until the restrictions lapse and will not be included in the basic earnings per share calculation until the shares are vested. Diluted net income per share is computed by giving effect to all dilutive potential common shares, including restricted stock and options. A

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

reconciliation of the numerator and denominator used in the calculation of historical basic and diluted net income per share follows:

				Six Months Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Numerator:
Net income (loss) available to common shareholders — basic and diluted	$3,482	$2,474	$4,063	$(1,502)	$(13,391)

Denominator:
Weighted-average number of common shares outstanding	27,269,253	25,243,051	27,860,086	27,598,738	28,121,253

Dilutive potential common shares relating to:
Restricted stock	2,121,886	1,970,150	1,973,715	—	—
Options	917,875	1,226,877	1,506,240	—	—

Dilutive potential common shares used in computing diluted net income per share	3,039,761	3,197,027	3,479,955	—	—

Total weighted-average number of shares used in computing diluted net income per share	30,309,014	28,440,078	31,340,041	27,598,738	28,121,253

      The following amounts of outstanding warrants, convertible redeemable preferred stock, restricted stock and options were excluded from the computation of diluted net income per common share for the years ended September 30, 1999, 2000 and 2001 and the six months ended March 31, 2001 and 2002 because including them would have had an antidilutive effect:

				Six Months Ended
	Year Ended September 30,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Warrants	2,196,326	2,196,326	2,447,181	2,447,181	2,406,843
Convertible redeemable preferred stock	1,280,000	1,280,000	1,280,000	1,280,000	1,280,000
Restricted stock	—	—	—	1,973,715	1,619,856
Options	1,421,422	21,893	43,411	1,791,889	2,720,421

	4,897,748	3,498,218	3,770,592	7,492,785	8,027,120

      Fair value of financial instruments — The carrying amounts of financial instruments including cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value. The

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

carrying amounts of borrowings under lines of credit and long-term debt approximate fair value based on current rates of interest available to the Company for loans of similar maturities.

      Comprehensive income — Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the years ended September 30, 1999, 2000 and 2001, and for the six-month periods ended March 31, 2001 and 2002, the Company recorded a foreign currency translation adjustment to recognize the changes in stockholders’ equity arising from converting the accounts of GmbH from its foreign functional currency to the Company’s United States dollar reporting currency.

      Recent accounting pronouncements — In July 2001, FASB issued SFAS No. 141, (SFAS 141), Business Combinations, which establishes financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS 141 requires that all business combinations be accounted for using the purchase method. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. The Company adopted SFAS 141 on July 1, 2001, and this adoption had no impact on the Company’s financial statements.

      In July 2001, the FASB issued SFAS 142, which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001 with early adoption permitted for companies with fiscal years beginning after March 15, 2001. The Company elected to early adopt SFAS 142 during the first quarter of fiscal year 2002. Upon adoption of SFAS 142, the Company performed an impairment test of its recorded goodwill and determined that no impairment existed. Under SFAS 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates that it may be impaired.

      In August 2001, FASB issued SFAS No. 143, (SFAS 143), Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance sheet. In addition, the asset’s retirement costs are to be capitalized as part of the asset’s carrying amount and subsequently allocated to expense over the asset’s useful life. The Company believes that the adoption of SFAS 143 will not have a significant impact on the Company’s financial statements.

      In October 2001, FASB issued SFAS No. 144, (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. SFAS 144 develops an accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues. The Company believes that the adoption of SFAS 144 will not have a significant impact on the Company’s financial statements.

      In November 2001, FASB reached a consensus on EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products, which is a codification of EITF 00-14, 00-22 and 00-25. This issue presumes consideration from a vendor to a customer or reseller of the vendor’s products to be a reduction of the selling prices of the vendor’s products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement and could lead

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit’s fair value can be established. This issue should be applied no later than in annual or interim financial statements for periods beginning after December 15, 2001, which was the Company’s quarter ended March 31, 2002. Upon adoption for the quarter ended March 31, 2002 (unaudited), there was no significant effect on the Company’s financial statements.

      In April 2002, FASB issued SFAS No. 145, (SFAS 145) Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which is effective for transactions occurring after May 15, 2002 and fiscal years beginning after May 15, 2002. SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements and amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, as well as, amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company believes that the adoption of SFAS 145 will not have a significant impact on the Company’s financial statements.

3.     Inventories

      Inventories consist of the following:

	September 30,
			March 31,
	2000	2001	2002

			(unaudited)
Component parts	$10,638	$13,545	$25,772
Work in process	6,997	10,992	6,840
Finished goods	22,694	22,543	32,168

	$40,329	$47,080	$64,780

      Cyclotrons which were delivered but not yet accepted by the customers are included in inventories as finished goods in the consolidated balance sheets for the years ended September 30, 2000 and 2001 and the six months ended March 31, 2002 and totaled $9,616, $6,910 and $6,770 (unaudited), respectively.

4.     Property and Equipment

      Property and equipment consist of the following:

	September 30,
			March 31,
	2000	2001	2002

			(unaudited)
Land	$586	$2,044	$2,044
Buildings	4,993	9,608	9,417
Building and leasehold improvements	2,876	6,406	10,184
Machinery and equipment	26,341	33,118	40,517
Less accumulated depreciation	(14,159)	(14,859)	(17,835)
Assets under construction	6,569	11,002	16,751

Property and equipment, net	$27,206	$47,319	$61,078

      Depreciation expense for the years ended September 30, 1999, 2000 and 2001 and the six months ended March 31, 2002 was $2,156, $3,173, $3,619 and $3,040 (unaudited), respectively.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

5.     Commitments and Contingencies

      Leases — The Company leases certain equipment under non-cancelable agreements. The leases have original terms ranging from three to ten years.

      Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at September 30, 2001:

Operating
Leases

2002	$2,408
2003	2,117
2004	1,894
2005	1,473
2006	1,399
Thereafter	3,953

Total minimum lease payments	$13,244

      Rental expense for the years ended September 30, 1999, 2000 and 2001 was $2,115, $1,373 and $1,777 respectively.

      CTI and PETNet guarantee lease obligations on behalf of unconsolidated investees in amounts totaling $673 and $350, respectively, at September 30, 2001. The lease obligations expire in 2007.

      The Company has an exclusive patent and technology license to manufacture and use materials and products containing LSO (lutetium oxyorthosilicate). The Company pays an annual royalty based on a percentage of the manufacturing cost of materials sold. The royalty amounts paid were $36, $79, and $221, for the years ending September 30, 1999, 2000, and 2001, respectively. The agreement is in effect until October 27, 2008 when the patent is due to expire.

      During fiscal year 2001, PETNet entered into a collaboration agreement with UCLA. In consideration for the research services provided by UCLA, PETNet pays a monthly research fee, an incentive fee and specific research fees. The monthly research fee and the incentive research fee are based on a percentage of net revenues received by PETNet from the sale of products produced at the LA Tech Center. No research fees were incurred for the year ending September 30, 2001.

      On or about May 8, 2002 Cox Nuclear Pharmacy, Inc. & Accuscan LLC filed an action against CTI, PETNet Pharmaceuticals, Inc. and an employee of PETNet, in the United States District Court for the Southern District of Alabama, Southern Division, civil action no. 02-cv-0321-CG-C. The plaintiffs have set forth eight causes of action against the defendants, including a breach of contract claim related to the sale of a cyclotron and various tort claims alleging violation of a covenant not to compete in the Mobile, Alabama market. The plaintiffs are seeking $20 million in compensatory damages on the breach of contract claims and $50 million in aggregate compensatory and punitive damages on the tort claims. Because the investigation with respect to the allegations is at a preliminary stage an estimate of the possible loss or range of loss, if any, cannot be made. Nevertheless, CTI believes that the claims are without merit and intends to vigorously defend this suit.

      We are also involved in various other lawsuits and claims arising in the normal course of business. Although the outcomes of these other lawsuits and claims are uncertain, we do not believe any of them will have a material adverse effect on our business, financial condition or results of operations.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

6.     Long-Term Debt and Capital Lease Obligations

      Lines of Credit — At September 30, 2001, CTI and certain subsidiaries, as co-borrowers, could borrow up to $55,000 under the terms of a revolving credit agreement (the CTI Credit Agreement) with a bank. Interest was at LIBOR plus 1.25% to 3.00% or lender’s base rate plus 0.25% to 1.75% (8.43% and 5.33% at September 30, 2000 and 2001, respectively), payable monthly. Borrowings under the CTI Credit Agreement were collateralized by the accounts receivable and inventories of the co-borrowers. The outstanding balance was $18,866 and $42,523 at September 30, 2000 and 2001, respectively. The line was to mature on February 28, 2003.

      At September 30, 2001, PETNet could borrow up to $2,000 under the terms of a revolving credit agreement (the PETNet Credit Agreement) with a bank. Interest was at LIBOR plus 2.25% (5.83% at September 30, 2001), payable monthly. Borrowings under the PETNet Credit Agreement were collateralized by all accounts receivable and inventories of PETNet. The outstanding balance on the PETNet Credit Agreement was $0 and $1,264 at September 30, 2000 and 2001, respectively. As of September 30, 2001, PETNet had issued three letters of credit totaling $190 that were supported by the PETNet Credit Agreement.

      On March 14, 2002, CTI executed, and all of its subsidiaries guaranteed, a $90,000 syndicated revolving credit facility (the Syndicated Facility) with a group of banks. Borrowing under the Syndicated Facility is collateralized by all property and interests in property, presently owned or hereafter acquired or presently existing or hereafter created by the Borrower or the Guarantors, including any and all proceeds thereof, in which a security interest is now or hereinafter granted; provided, however, that all real property of the Borrower encumbered with an existing mortgage, as of March 14, 2002, is excluded; and provided further that the property and interests of CTI PET Systems are limited to the inventory and accounts receivable and all proceeds therefrom of CTI PET Systems. Interest is at LIBOR plus 1.00% to 2.00% or, at our option, the lender’s base rate plus 0.00% to 1.00%, payable monthly. Upon execution, a draw of $43,800 was used to repay and cancel both the CTI Credit Agreement and the PETNet Credit Agreement. The Syndicated Facility matures on March 14, 2004.

      The Syndicated Facility contains certain restrictive covenants, which, among other things, require minimum tangible net worth, funded debt, and debt service ratios; impose limitations on other indebtedness and liens; and, restrict investments, disposals of assets and dividend payments.

      Industrial Revenue Bonds — In 1988, ACT entered into an agreement with the Industrial Development Board of Blount County, Tennessee (the Board) relating to the issue of Industrial Development Revenue Bonds (the Series 1988 Bonds) by the Board in the aggregate principal amount of $5,000 for the purpose of lending proceeds from the Bonds to ACT. Such proceeds were restricted to use in the acquisition, construction, improvement, and equipping of a manufacturing plant in Blount County, Tennessee. The remaining $4,000 balance of the Series 1988 Bonds is supported by an irrevocable letter of credit agreement that expires March 14, 2004. The Series 1988 Bonds are due in August 2008.

      On August 1, 2000, the Company entered into an agreement with the Board relating to the issue of Industrial Development Revenue Bonds (the Series 2000 Bonds) by the Board in the aggregate principal amount of $3,000 for the purpose of lending proceeds from the Series 2000 Bonds to the Company. Such proceeds are restricted to the use in the acquisition, construction, improvement and equipping of the ACT manufacturing plant in Blount County, Tennessee. At September 30, 2000 and 2001, the total unused bond proceeds were $2,060 and $0, respectively. The Series 2000 Bonds are supported by an irrevocable letter of credit agreement that expires March 14, 2004. The Series 2000 Bonds are due in August 2010.

      CTI is required to deposit 10.0% of the debt in the ACT Liquidity Fund (sinking fund) annually, beginning February 1, 2002, for both series. Both bond series bear interest at a variable rate, which

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

changes from time to time as set by the remarketing agent for the bonds, in order to remarket both bond series in a secondary market (5.70% and 2.45% at September 30, 2000 and 2001, respectively).

      Notes Payable — At September 30, 2001, CTI may borrow up to $7,900 under the terms of a construction loan agreement with a bank. Interest is at LIBOR plus 1.25% to 2.25% (5.25% at September 30, 2001), payable monthly. The outstanding balance on this construction loan agreement was $1,864 at September 30, 2001. The loan matures on February 15, 2003.

      During 2000, CTI entered into a mortgage loan agreement to purchase its current office space, which had previously been leased. CTI is required to make principal and interest payments totaling $720 per year through 2005. The debt bears interest at 8.15%. The outstanding balance on this mortgage loan was $4,672 and $4,325 at September 30, 2000 and 2001, respectively.

      Annual maturities of long-term debt (including sinking fund payments), after considering the effects of the Syndicated Facility, at September 30, 2001, are as follows:

2002	$1,077
2003	3,009
2004	44,933
2005	3,757
2006	700
Thereafter	3,500

$56,976

      Capital Lease Obligations — Leased capital assets included in machinery and equipment and other assets at September 30 are as follows:

	2000	2001

Machinery and equipment	$15,163	$23,318
Accumulated amortization	(2,355)	(2,875)
Other assets	1,750	1,750

	$14,558	$22,193

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      Future minimum payments, by year and in the aggregate, under non-cancelable capital leases with initial or remaining terms of one year or more consist of the following at September 30, 2001:

Capital
Leases

2002	$6,032
2003	5,858
2004	5,293
2005	4,720
2006	4,490
Thereafter	2,033

Total minimum lease payments	28,426
Amounts representing interest	(7,365)

Present value of net minimum payments	21,061
Current portion of capital lease obligations	(3,837)

Capital lease obligations, long-term	$17,224

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

7.     Income Taxes

      The Company files a consolidated federal tax return that includes CTI, PETNet, Services and ACT. CTI PET Systems files a separate federal return and GmbH files a German return.

      At September 30, 2001, the Company had tax credit carryforwards of $414, which begin to expire in the year 2013, that are available to reduce future federal income taxes.

      The components of deferred tax assets and liabilities at September 30, were as follows:

	2000	2001

Current deferred tax assets:
Accrued vacation	$468	$612
Installation reserve	116	104
Inventory capitalization	127	200
Allowance for doubtful accounts	466	294
Inventory obsolescence reserves	522	851
Warranty reserves	1,203	1,263
Deferred revenue	3,736	2,127
Research and development credit carryforward	1,008	276
Alternative minimum tax credit carryforward	17	138
Net operating loss carryforward	109	—
Stock-based compensation	—	163
Other accrued expenses	90	332

Net current deferred tax asset	$7,862	$6,360

Noncurrent deferred tax assets:
Deferred revenue	$2,427	$2,176
Amortization	—	414
Stock-based compensation	932	932
Noncurrent deferred tax liabilities:
Depreciation	(1,078)	(822)

Net noncurrent deferred tax asset	$2,281	$2,700

      The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and credits within the applicable carryforward and carryback periods.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate, is as follows:

	1999	2000	2001

Federal tax @ 35.0%	$2,794	$4,447	$7,844
State tax @ 3.9%	311	496	874
Change in valuation allowance	(1,198)	(1,443)	—
Research and development credits	(452)	(885)	(583)
Warrant liability mark to market permanent difference	—	1,235	1,525
Other permanent differences	10	25	270

Provision for income taxes	$1,465	$3,875	$9,930

8.     Employee Benefit Plan

      The Company provides a defined contribution plan that covers substantially all domestic employees. Company contributions to the Plan are based on employees’ earnings. In addition, the employees may elect to contribute to the Plan and the Company will match 50% of employee contributions up to 6% of their compensation. The total Company expense was approximately $490, $762 and $890 for the years ended September 30, 1999, 2000 and 2001, respectively.

9.     Stock Options and Warrants

     Incentive Stock Option Plans

      In 1998 the Company adopted an incentive stock option plan for officers and key employees. The options are generally exercisable in installments of 25% per year from the grant date, except that options granted to persons who, at the time of grant, have been employed by the Company for at least 10 years are fully exercisable upon grant. The options expire after five to seven years. Twelve million eight hundred thousand shares have been authorized under this plan; however, after the effective date of the 2002 Long-Term Incentive Plan, described below, no further awards will be granted under this plan.

      On April 3, 2002 the board of directors adopted the 2002 Long-Term Incentive Plan which will be submitted to our shareholders for approval on May 23, 2002. The 2002 plan will become effective upon the closing of our initial public offering. Three million shares have been authorized under the 2002 plan.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      A summary of the Company’s stock option activity for this plan is as follows:

		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Exercise	Grant Date	Options	Exercise
	Outstanding	Price	Fair Value	Exercisable	Price

Balance at September 30, 1998	1,378,899	$2.78		914,547	$2.76
Options granted in 1999	739,610	$2.84	$0.89
Options exercised in 1999	(74,880)	$1.99
Options forfeited/expired in 1999	(178,963)	$2.81

Balance at September 30, 1999	1,864,666	$2.83		1,322,125	$2.83
Options granted in 2000	29,171	$3.35	$1.31
Options exercised in 2000	(104,512)	$2.79
Options forfeited/expired in 2000	(96,794)	$2.77

Balance at September 30, 2000	1,692,531	$2.84		1,405,466	$2.84
Options granted in 2001	1,205,323	$4.25	$2.41
Options exercised in 2001	(51,514)	$2.91
Options forfeited/expired in 2001	(102,581)	$3.08

Balance at September 30, 2001	2,743,759	$3.45		1,904,464	$3.25

      The following table summarizes information about incentive stock options at September 30, 2001:

	Options Outstanding			Options Exercisable

	Number	Average	Average	Number	Average
Range of Exercise Prices	of Shares	Life(1)	Price(2)	of Shares	Price(2)

$1.96	35,840	0.61	$1.96	35,840	$1.96
$2.81	1,260,512	3.80	$2.81	1,114,392	$2.81
$3.09 to 3.87	724,659	5.14	$3.39	385,597	$3.28
$4.69	722,748	6.90	$4.69	368,635	$4.69

	2,743,759			1,904,464

(1)	Weighted average contractual life remaining in years.

(2)	Weighted average exercise price.

     Non-qualified Options

      In addition, the Company provides non-qualified stock options to certain officers and key employees. The options are for common stock that has certain restrictions, which prohibit the sale or transfer of the shares. These restrictions are lifted upon the occurrence of certain events including the sale of a majority interest in one of the Company’s subsidiaries to non-CTI related parties, completion of a successful public offering of CTI yielding proceeds of at least $35,000, or a distribution to its shareholders in conjunction with a sale of assets or stock.

      The options are generally exercisable in installments of 25% per year from the grant date, except that options granted to persons who, at the time of grant, have been employed by the Company for at least 10 years are fully exercisable upon grant. The options expire after five to ten years.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      A summary of the Company’s non-qualified stock option activity is as follows:

		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Exercise	Grant Date	Options	Exercise
	Outstanding	Price	Fair Value	Exercisable	Price

Balance at September 30, 1998	1,440,691	$0.16		930,701	$0.16
Options granted in 1999	24,320	$1.84	$1.58
Options exercised in 1999	(478,931)	$0.16
Options expired in 1999	—	—

Balance at September 30, 1999	986,080	$0.27		968,000	$0.26
Options granted in 2000	100,518	$3.19	$1.42
Options exercised in 2000	—	—
Options expired in 2000	(160,000)	$0.16

Balance at September 30, 2000	926,598	$0.54		923,078	$0.53
Options granted in 2001 at fair value	377,342	$3.70	$2.49
Options granted in 2001 below fair value	128,000	$0.16	$3.33
Options exercised in 2001	(21,333)	$0.16
Options expired in 2001	—	—

Balance at September 30, 2001	1,410,607	$1.39		1,356,432	$1.31

      The following table summarizes information about non-qualified stock options at September 30, 2001:

	Options Outstanding			Options Exercisable
Range of
Exercise	Number	Average	Average	Number	Average
Prices	of Shares	Life(1)	Price(2)	of Shares	Price(2)

$0.16 to 0.47	895,627	3.09	$0.17	895,627	$0.17
$2.81 to 3.09	114,880	3.50	$3.00	104,704	$2.99
$3.52 to 4.69	400,100	6.42	$3.69	356,101	$3.69

	1,410,607			1,356,432

(1)	Weighted average contractual life remaining in years.

(2)	Weighted average exercise price.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

     Had compensation expense related to the Company’s outstanding options been determined based on the fair value at the grant dates consistent with SFAS 123, net income and earnings per share would be as reflected below:

	As Reported	Pro Forma

Net income:
1999	$3,482	$3,475
2000	$4,378	$3,851
2001	$6,116	$5,384
Earnings per share:
Basic:
1999	$0.13	$0.13
2000	$0.10	$0.07
2001	$0.15	$0.13
Diluted:
1999	$0.11	$0.11
2000	$0.09	$0.07
2001	$0.13	$0.10

      The fair value of each option is estimated using the Black-Scholes option-pricing model using a risk-free interest rate ranging from 5.60% to 6.25% in 1999, 4.80% to 6.69% in 2000 and 4.10% to 6.60% in 2001, an expected option life of five years to ten years and expected dividends of $0.

Stock-based Compensation

      In 2000, the Company recorded $503 in compensation expense associated with the extension of the life of an officer’s option agreement. In 2001, the Company recorded $538 in compensation expense in connection with the issuance of options to purchase common shares with an exercise price below the fair market value of the Company’s stock on the grant date.

      During the six months ended March 31, 2002, the Company issued 1,502,957 options to purchase common stock with exercise prices ranging from $4.69 to $6.12. Stock-based compensation expense for January and February 2002 was determined using a fair market value of $5.56, while stock-based compensation expense for March 2002 was determined using a fair market value of $14.69.

      The Company recorded charges to earnings for the excess of estimated fair value over the exercise price of these options totalling $8,236 during the six months ended March 31, 2002.

      In connection with the issuance of options to purchase common stock, the Company recorded unearned compensation of $226 and is amortizing the balance to stock-based compensation expense over the respective vesting periods ranging from three to four years.

      In March 2002, the Company issued warrants to purchase 76,000 shares of common stock in connection with the execution of a consulting agreement. The fair value of the warrants was estimated using Black-Scholes option-pricing model using a risk-free interest rate of 6.77%, an expected life of five years (the contract term) and expected dividends of $0. The Company recorded unearned compensation of $253 and is amortizing the balance to stock-based compensation expense over the term of the contract, five years.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      In April 2002 the Company granted options to purchase 361,767 shares of common stock with an exercise price of $5.56 per share, and on May 2, 2002 and May 6, 2002 the Company granted options to purchase an aggregate of another 15,057 shares of common stock with an exercise price of $5.56 per share. The Company will record total compensation expense of $3,382 in the quarter ending June 30, 2002 related to these options. This compensation expense has been determined using a fair market value of $14.69, which represents the low end of the estimated price range for the Company’s initial public offering of common stock, adjusted to reflect the purchase of outstanding common stock on May 13, 2002 as disclosed in Note 15.

10.     Related Party Transactions

      From 1987 through April 2001, Siemens was the exclusive distributor of scanners manufactured by CTI PET Systems. In April 2001, CTI PET Systems implemented a new multiple distributor strategy. The current distribution agreement with Siemens, which was effective March 1, 2002, has an initial term of five years with one renewal period of one year. Transfer prices are set annually and vary with product type and annual shipment volume. Sales are F.O.B. factory. Siemens is provided a warranty discount to cover their cost of parts during the first twelve months of usage. Siemens is responsible for all site planning, installation and customer training.

      The following additional transactions occurred in 1999, 2000 and 2001, between the Company and Siemens, a CTI shareholder, or its affiliates:

•	The Company’s sales through and to Siemens were $67,374, $83,217 and $120,730 in 1999, 2000 and 2001, respectively.

•	Accounts receivable and customer advances received through Siemens totaled $41,424 and $5,241, respectively, at September 30, 2001.

•	Accounts receivable and customer advances received through Siemens totaled $23,593 and $3,925, respectively, at September 30, 2000.

      Under the terms of an agreement with Siemens (the Siemens Agreement), Siemens shall have the right to purchase, or CTI shall have the right to require Siemens to purchase, an additional 30.1% of CTI PET Systems. The exercise of this put/call is contingent upon cumulative unit sales of ECAT® scanners reaching a defined target level. At March 31, 2002 (unaudited), the cumulative total number of units sold by CTI PET Systems was 425. By the end of 2002, CTI PET Systems would need to have sold a cumulative total of 907 units to achieve the required cumulative sales level for the put/call to be exercisable, with such cumulative unit sales requirement increasing by 74 units each year thereafter. Upon exercise of the put/call, the Siemens Agreement provides for the purchase price to be established through an independent third party valuation process if the parties are unable to agree upon a price. Once CTI is notified of Siemens’ intent to purchase the additional interest, CTI shall have the right to defer the Siemens purchase for one year. CTI does not expect this target level to be reached before the fiscal year ending September 30, 2005.

      The Company has three agreements with Concorde Microsystems, Inc., a company partially owned and operated by children of a CTI officer and major shareholder.

      In the MicroPET Agreement, CTI PET Systems assigned its rights to develop positron emission tomography for animals. Concorde was granted a non-exclusive royalty-free license for the sole purpose of production by Concorde of products for use in the high resolution animal PET tomography market. All technology developed by Concorde useful in the design, development or production of PET tomographs for humans belongs to CTI PET Systems. All technology developed by Concorde that is useful in the

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

development of PET tomographs for animal applications belongs to Concorde. For a period of five years, CTI PET Systems agreed to sell Concorde equipment and components needed to develop animal tomographs and Concorde agreed to sell MicroPET tomographs and related equipment for resale by CTI PET Systems. The MicroPET Agreement has a five-year term, but CTI PET Systems has retained the right upon 180 days notice to Concorde to begin developing positron emission tomographs for animals.

      As part of the transactions contemplated by the MicroPET Agreement, CTI PET Systems entered into a Patent and Technology Sublicense Agreement. Pursuant to this Sublicense, CTI PET Systems granted Concorde a non-exclusive, royalty-free right to use the LSO technology in the field of detector systems for high resolution animal tomographs. The Patent and Technology Sublicense Agreement expires on the date that CTI’s license to use the LSO technology expires.

      Effective October 1, 1999, CTI PET Systems and Concorde entered into a Development and Exclusive Supply Agreement pursuant to which CTI PET Systems engaged Concorde to develop, manufacture and supply application specific integrated circuits (commonly referred to as ASICS) used in the PET scanners manufactured by CTI PET Systems. CTI PET Systems agreed to pay Concorde for its development costs, production set-up costs and design maintenance procedures incurred in connection with the development and production of the microchips or ASICS. CTI PET Systems agreed that upon the successful development of the ASICS, Concorde would be the exclusive supplier of the ASICS. CTI PET Systems also agreed to acquire at least $50,000 worth of ASICS from Concorde during the term of the agreement. All technology developed by Concorde in the performance of the agreement belongs to CTI PET Systems. Concorde agreed for a period of five years after the new ASICS are developed not to engage in or own an interest in a business competitive with CTI PET Systems or to design ASICS for any competitor of CTI PET Systems. The agreement has a five-year term. The Company paid Concorde for this development $79, $429 and $554 for the years ended September 30, 1999, 2000, and 2001, respectively.

      CTI acquired land for $1,454 from a general partnership owned in part by certain directors and officers of the Company. The ongoing expansion of the Company’s facilities is being constructed on this land. CTI has also been granted a right of first refusal to purchase an adjacent parcel from the same general partnership.

11.     Business Acquisitions

      ACT — ACT is a supplier of bismuth germanate (BGO), a crystal used in scanners built by CTI PET Systems and other customers. In July 1999, the Company acquired 100% of the stock of ACT in exchange for a cash payment of $1,373, a non-interest bearing note payable on July 17, 2000 for $500, and a contingent royalty payable on future sales of BGO. The royalty becomes payable after cumulative cash flows from the acquired business exceed the outstanding Series 1988 Bonds (Note 6). In January 2002, the $4,000 milestone was exceeded. The Company will record additional goodwill as royalties accrue under the terms of the acquisition agreement at the rate of $1.00 per cubic centimeter of BGO sold prospectively, up to the maximum royalty liability, $1,000. The acquisition was accounted for using the purchase method of accounting. Goodwill of $761 was recorded at closing.

      PETNet — In September 1999, the Company increased its ownership in PETNet from 40% to 56% by converting $7,646 in receivables due from PETNet to common stock and purchasing 2,222,222 shares of convertible preferred stock from PETNet for $5,000. Each share of Preferred Stock was convertible into one share of common stock. The Company accounted for this transaction under the purchase method of accounting and accordingly, allocated the purchase price to cash, accounts receivable, prepaid expenses, fixed assets, current liabilities and capital leases based on their estimated fair values. Goodwill resulting from the transaction of $3,864 is being amortized over twenty years.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      The following pro forma information presents the results of operations of the Company as if the purchase had been completed as of October 1, 1998:

	Year Ended
	September 30, 1999

	As Reported	Pro Forma

	(unaudited)
Revenue	$88,247	$88,247
Net income	3,482	3,141
Basic earnings per share	$0.13	$0.12

Diluted earnings per share	$0.11	$0.10

      In October 2000, the Company acquired the remaining minority interest in PETNet. Under the terms of the agreement, holders of PETNet common stock received 1.60 shares of CTI common stock for each 3.6875 shares of PETNet common stock outstanding. Approximately 3,193,000 shares of CTI common stock with a fair value of $11,469 were issued to PETNet shareholders.

      The merger has been treated as a forward triangular merger in order to qualify as a tax-free reorganization under IRS Section 368(a)(2)(D). The Company accounted for this transaction under the purchase method of accounting and accordingly, allocated the purchase price to cash, accounts receivable, prepaid expenses, fixed assets, current liabilities and capital leases based on their estimated fair values. Goodwill resulting from the transaction of $8,371 is being amortized over twenty years.

      The following pro forma information presents the results of operations of the Company as if the purchase had been completed as of October 1, 1999:

	Year Ended
	September 30, 2000

	As Reported	Pro Forma

	(unaudited)
Revenue	$124,026	$124,026
Net income	4,378	4,038
Basic earnings per share	$0.10	$0.08

Diluted earnings per share	$0.09	$0.08

      Upon adoption of SFAS 142 on October 1, 2001, the Company ceased amortization of the $11,865 carrying value of its goodwill. Amortization expense for the years ended September 30, 1999, 2000 and 2001 was $65, $480 and $689, respectively.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      Had the Company applied the non-amortization of goodwill provisions of SFAS 142 in the years ended September 30, 1999, 2000 and 2001, reported net income and basic and diluted earnings per share would have been as follows:

	For the Year Ended
	September 30,

	1999	2000	2001

Reported net income	$3,482	$4,378	$6,116
Goodwill amortization	65	480	689

Adjusted net income	$3,547	$4,858	$6,805

Reported basic earnings per share	$0.13	$0.10	$0.15
Goodwill amortization	—	0.02	0.02

Adjusted basic earnings per share	$0.13	$0.12	$0.17

Reported diluted earnings per share	$0.11	$0.09	$0.13
Goodwill amortization	—	0.02	0.02

Adjusted diluted earnings per share	$0.11	$0.11	$0.15

12.     Preferred Stock and Warrants

      On September 30, 1999, CTI issued 400,000 shares of redeemable preferred stock, 200,000 shares of convertible redeemable preferred stock and a warrant to purchase 2,196,326 common shares for gross proceeds of $15,000.

      The redeemable preferred stock has a 9% dividend rate that is payable quarterly in cash. The redeemable preferred stock must be redeemed on September 30, 2006. It is also subject to mandatory redemption upon written election of the holders of a majority of the redeemable preferred stock upon the occurrence of one of the following events: 1) initial public offering, 2) change of control or sale of substantially all of the assets of the Company, or 3) failure to comply with a leverage test. CTI is accreting the redeemable preferred stock to the redemption amount of $10,000 using the effective interest method. The accretion in fiscal year 2000 and 2001 was $313 and $343, respectively.

      The convertible redeemable preferred stock has a 10% dividend that accrues until the stock is converted or redeemed. It is also subject to mandatory redemption upon the written election of the holders of a majority of the shares of convertible redeemable preferred stock upon the occurrence of one of the following events: 1) an initial public offering, 2) change of control or sale of substantially all of the assets of the Company, or 3) failure to comply with a leverage test. On September 30, 2005, the convertible redeemable preferred stock is redeemable at the greater of the liquidation preference plus accrued dividends or the fair market value of CTI’s common stock. The convertible redeemable preferred stock can be converted into 1,280,000 shares of common stock. CTI is accreting the convertible redeemable preferred stock to its redemption amount using the effective interest method. The accretion in fiscal year 2000 and 2001 was $187 and $310, respectively.

      The warrant, which had an exercise price of $0.0016 per share, was valued at $4,374 on the date of issuance based on its relative fair value using the Black-Scholes option-pricing model with the following assumptions: risk-free rate of 6.8%, estimated life of ten years, 75% volatility and no dividend yield. Pursuant to anti-dilution provisions in the agreement, the number of shares available to be purchased under the warrant was increased by 250,854 shares to 2,447,181 in connection with CTI’s acquisition of the remaining minority interest in PETNet in October 2000.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      CTI can exercise a repurchase option prior to September 30, 2002, in connection with a Liquidity Event (as defined in the warrant agreement). The option calls for a $1,000 payment in exchange for a portion of the warrant covering from 188,189 to 1,192,267 shares, based on the internal rate of return to the purchaser of the preferred stock. The purchaser can put the warrant to CTI on or after September 30, 2004, at the higher of book value or market value per share. The put feature expires upon the occurrence of a Liquidity Event. CTI can call the warrant at fair market value on or after September 30, 2005. On March 29, 2002, the purchaser exercised the warrant through a cashless exercise and received 2,446,563 shares of common stock. Pursuant to the warrant agreement, the Company will receive a credit against the $1,000 payment in an amount equal to fifty percent of any underwriting fees paid by the Company to an affiliate of the holder of the warrant in connection with a public offering of the Company’s common stock. The Company expects to receive a credit in the amount of $600 in connection with its initial public offering and therefore will pay $400 to repurchase 1,192,267 shares upon the closing of the offering.

      Because the warrant has a put feature and thus gives the holder the choice of cash settlement or settlement in shares, the Company was required to report the proceeds from the issuance of the warrant as a liability and subsequently measure the warrant at fair value with changes in the fair value reported in earnings until the put feature was eliminated on March 31, 2002. The mark-to-market adjustment expensed in the statement of operations was $3,174 and $3,921 at September 30, 2000 and 2001, respectively.

      On March 31, 2002 an agreement was reached with the purchaser to redeem all redeemable preferred stock and to convert all convertible redeemable preferred stock upon the closing of the Company’s initial public offering, and the put feature on the warrants, which had been exercised for common stock, was eliminated.

13.     Segments

      The Company operates in three reportable business segments based on differences in products and services: CTI PET Systems, PETNet radiopharmaceuticals and Detector Materials. The CTI PET Systems segment designs, manufactures and markets medical research and scanning equipment. The PETNet radiopharmaceuticals segment manufactures and distributes radiopharmaceuticals to customers. The Detector Materials segment manufactures a scintillation component sold primarily to the CTI PET Systems segment. The Company’s cyclotron systems, services and distribution businesses are reflected in an “All Other” category.

      The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies” with the exception of deferred tax assets and liabilities for the Detector Materials segment, which are included in “All Other.” Segment data includes intersegment revenues. Assets and costs of the corporate headquarters are allocated to the segments based on usage with the exception of the Company’s headquarters building and non-allocable costs which are included in “All Other.” The Company evaluates the performance of its segments based on net income (loss). The Company’s business is conducted principally in the U.S.; however, the Company does have foreign operations for which identifiable assets are immaterial.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      The following table summarizes information about net income (loss) and segment assets used by the chief operating decision maker of the Company in making decisions regarding allocation of assets and resources as of and for the years ended September 30, 1999, 2000 and 2001 and as of and for the six month periods ended March 31, 2001 and 2002:

	CTI PET		Detector		Reconciling	Consolidated
	Systems	PETNet	Materials	All Other	Items	Total

Year Ended September 30, 1999
External revenues	$62,367	$10,695	$521	$14,664	$—	$88,247
Intersegment revenues	—	—	1,876	8,911	(10,787)	—
Depreciation and amortization	562	760	301	627	—	2,250
Interest expense	92	547	439	2,293	(2,277)	1,094
Interest income	166	17	44	2,115	(2,277)	65
Equity in (income) losses of investees	—	(3)	—	—	—	(3)
Income tax expense	3,194	—	235	(1,462)	(502)	1,465
Net income (loss)	6,831	(926)	(1,084)	4,912	(6,251)	3,482
Total assets	39,816	13,839	10,864	82,178	(54,352)	92,345
Investment in equity method investees	—	854	—	—	—	854
Capital expenditures	1,063	2,420	238	241	(1,117)	2,846
Year Ended September 30, 2000
External revenues	$86,211	$20,503	$1,530	$15,782	$—	$124,026
Intersegment revenues	—	—	9,182	21,745	(30,927)	—
Depreciation and amortization	748	1,196	753	1,337	(252)	3,782
Interest expense	477	291	1,205	3,873	(3,361)	2,485
Interest income	2	157	192	3,195	(3,361)	185
Equity in (income) losses of investees	—	162	—	—	—	162
Income tax expense	5,762	75	1,290	(909)	(2,343)	3,875
Net income (loss)	8,733	179	1,167	11,900	(17,601)	4,378
Total assets	63,923	26,671	23,751	123,104	(94,408)	143,041
Investment in equity method investees	—	792	—	—	(70)	722
Capital expenditures	2,601	13,573	1,851	5,213	(5,017)	18,221
Year Ended September 30, 2001
External revenues	$126,879	$35,610	$1,803	$24,585	$—	$188,877
Intersegment revenues	6,716	—	16,580	20,930	(44,226)	—
Depreciation and amortization	609	2,094	705	1,811	(754)	4,465
Interest expense	544	1,098	1,516	4,830	(4,121)	3,867
Interest income	1	23	237	3,960	(4,121)	100
Equity in (income) losses of investees	—	(757)	—	—	71	(686)
Income tax expense	7,135	578	1,790	408	19	9,930
Net income (loss)	12,705	845	2,408	6,753	(16,595)	6,116
Total assets	89,178	45,124	27,040	167,511	(121,072)	207,781
Investment in equity method investees	—	1,323	—	—	—	1,323
Capital expenditures	1,566	17,243	2,746	5,441	(2,111)	24,885

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

	CTI PET		Detector		Reconciling	Consolidated
	Systems	PETNet	Materials	All Other	Items	Total

Six Months Ended March 31, 2001 (unaudited)
External revenues	$50,495	$14,626	$1,073	$9,119	$—	$75,313
Intersegment revenues	459	—	5,416	6,256	(12,131)	—
Depreciation and amortization	257	808	320	511	(108)	1,788
Interest expense	464	393	806	2,631	(2,190)	2,104
Interest income	0	20	110	2,069	(2,190)	9
Equity in (income) losses of investees	—	(274)	—	—	—	(274)
Income tax expense	3,155	—	871	(8)	174	4,192
Net income (loss)	4,734	(83)	722	(2,659)	(3,234)	(520)
Total assets	59,862	30,100	25,933	132,317	(87,793)	160,419
Investment in equity method investees	—	941	—	55	—	996
Capital expenditures	670	3,051	2,506	783	—	7,010
Six Months Ended March 31, 2002 (unaudited)
External revenues	$64,724	$25,345	$425	$12,321	$—	$102,815
Intersegment revenues	6,525	228	10,189	8,421	(25,363)	—
Depreciation and amortization	383	1,857	391	805	(374)	3,062
Interest expense	283	1,177	486	1,634	(1,258)	2,322
Interest income	—	4	97	1,183	(1,258)	26
Equity in (income) losses of investees	—	(364)	—	154	—	(210)
Income tax expense	6,030	28	906	(2,554)	192	4,602
Net income (loss)	9,784	(1,439)	1,546	(12,328)	(9,402)	(11,839)
Total assets	101,357	54,428	29,681	191,974	(143,304)	234,136
Investment in equity method investees	—	1,136	—	(42)	—	1,094
Capital expenditures	506	9,767	365	7,471	(1,154)	16,955

      Sales were distributed to the following locations:

				Six Months
	Year Ended			Ended
	September 30,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
United States	43%	75%	77%	71%	73%
Foreign	57%	25%	23%	29%	27%

	100%	100%	100%	100%	100%

      No individual foreign country represents 10% or more of the Company’s total sales since 1999. Sales are based on final destination of products sold.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

14.     Quarterly Financial Data (unaudited)

	2000

	December 31,	March 31,	June 30,	September 30,
	1999	2000	2000	2000

Net revenues	19,292	29,856	29,377	45,501
Gross profit	9,337	13,003	13,878	19,436
Net income (loss)	(3,587)	1,325	3,136	3,504
Basic earnings per share	$(0.15)	$0.03	$0.10	$0.12
Diluted earnings per share	$(0.15)	$0.03	$0.09	$0.11

	2001

	December 31,	March 31,	June 30,	September 30,
	2000	2001	2001	2001

Net revenues	34,882	40,431	38,114	75,450
Gross profit	14,392	17,641	15,632	30,963
Net income (loss)	(18)	(502)	1,186	5,450
Basic earnings per share	$(0.02)	$(0.03)	$0.02	$0.17
Diluted earnings per share	$(0.02)	$(0.03)	$0.02	$0.15

	2002

	December 31,	March 31,
	2001	2002

Net revenues	47,557	55,258
Gross profit	19,137	22,716
Net income (loss)	5	(11,844)
Basic earnings per share	$(0.02)	$(0.46)
Diluted earnings per share	$(0.02)	$(0.46)

15.     Subsequent Events

      On May 13, 2002, the Company purchased an aggregate of 2,536,109 shares of its outstanding common stock from two shareholders for the aggregate price of $11.9 million in cash.

      On May 15, 2002, the Board of Directors approved a 1.6-for-1 common stock split and an increase in the number of authorized common shares, which were effective on June 1, 2002. All references to number of common shares, per share amounts, and stock option and warrant data have been restated for all periods presented to reflect the stock split.

      On May 21, 2002, the Board of Directors adopted a stockholder protection rights agreement and declared a dividend of one Right for each share of Common Stock held of record as of the close of business on the closing date of the initial public offering of Common Stock of the Company pursuant to an effective registration statement filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933. The Rights, which do not have any voting rights, are generally not exercisable until 10 days after an announcement by the Company that a person has acquired at least 15% of the Common Stock. Each Right, should it become exercisable, will entitle the owner to buy one ten-thousandth of a share of Series C Junior Participating Preferred Stock at an exercise price of $130. The Rights may be terminated without payment by the Company at any time prior to the date that is ten business days after the acquisition of 15% or more of the Common Stock by a person or group.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

      In the event the Rights become exercisable as a result of the acquisition of at least 15% of the Common Stock, each Right will entitle the owner, other than the acquiring person, to buy at the Right’s then current exercise price a number of shares of Common Stock with a market value equal to twice the exercise price. In addition, unless the acquiring person owns more than 50% of the outstanding shares of Common Stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such acquiring person or affiliates thereof) at an exchange ratio of one share of Common Stock per Right. The Rights expire on June 1, 2012, unless earlier terminated by the Board. As a result of the adoption of the Shareholders’ Rights Plan, 50,000 shares of authorized preferred stock have been reserved and designated as Series C Junior Participating Preferred Stock.

      Effective June 1, 2002, the Company reincorporated in the State of Delaware (from the State of Tennessee) pursuant to a merger with a wholly owned Delaware subsidiary, CTI Molecular Imaging, Inc. (CTMI). As the surviving corporation of the merger, CTI Molecular Imaging, Inc. became the successor in interest to the Tennessee corporation, CTI, Inc., effective June 1, 2002.

CTI MOLECULAR IMAGING, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULES

Valuation and Qualifying Accounts and Reserves

		Balance at
		Beginning				Balance at
		of				End of
		Period	Additions	Deductions		Period

	(in thousands)
Description

Accounts receivable allowance for doubtful accounts	1999	$615	$389	$(133	)(i)	$871
	2000	871	111	(157	)(i)	825
	2001	825	406	(474	)(i)	757

Valuation allowance for deferred tax assets	1999	$2,641	$—	$(1,198)		$1,443
	2000	1,443	—	(1,443)		—
	2001	—	—	—		—

Inventory reserve for obsolescence	1999	$568	$995	$(439)		$1,124
	2000	1,124	644	(237)		1,531
	2001	1,531	594	(387)		1,738

Warranty reserves	1999	$1,733	$2,771	$(2,525)		$1,979
	2000	1,979	4,068	(4,242)		1,805
	2001	1,805	5,437	(3,809)		3,433

(i)	Represents write-offs during the respective period for uncollectible accounts.

      All other schedules have been omitted as they are not required under the related instructions, are inapplicable, or because the information required is included in the consolidated financial statements or notes thereto.